Exhibit 2.1

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

AMONG

GOVERNMENT PROPERTIES INCOME TRUST,

GOV NEW OPPTY REIT,

GOV NEW OPPTY LP,

FIRST POTOMAC REALTY TRUST,

AND

FIRST POTOMAC REALTY INVESTMENT LIMITED PARTNERSHIP

DATED AS OF JUNE 27, 2017

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EXHIBITS AND DISCLOSURE LETTERS

Exhibits

Exhibit A – Form of Amendment to Surviving Partnership Agreement

Exhibit B – Form of Company REIT Qualification Opinion

Disclosure Letters

Company Disclosure Letter

Parent Disclosure Letter

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AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER, dated as of June 27, 2017 (this “Agreement”), is by and among GOVERNMENT PROPERTIES INCOME TRUST, a Maryland real estate investment trust (“Parent”), GOV NEW OPPTY REIT, a Maryland real estate investment trust and a wholly owned subsidiary of Parent (“REIT Merger Sub”), GOV NEW OPPTY LP, a Delaware limited partnership and a majority owned subsidiary of REIT Merger Sub and a wholly owned subsidiary of Parent (“Partnership Merger Sub”), FIRST POTOMAC REALTY TRUST, a Maryland real estate investment trust (the “Company”) and FIRST POTOMAC REALTY INVESTMENT LIMITED PARTNERSHIP, a Delaware limited partnership and a majority owned subsidiary of the Company (“Company LP”). Each of Parent, REIT Merger Sub, Partnership Merger Sub, the Company and Company LP is sometimes referred to herein as a “Party” and collectively as the “Parties.” Capitalized terms used but not otherwise defined herein have the meanings ascribed to them in Article 1.

WHEREAS, the Parties hereto wish to effect a business combination through a merger of the Company with and into REIT Merger Sub (such merger transaction, the “REIT Merger”), with REIT Merger Sub being the surviving entity (the “REIT Surviving Entity”) in the REIT Merger, upon the terms and conditions set forth in this Agreement and in accordance with the Maryland REIT Law (the “MD REIT Law”) and pursuant to which each outstanding common share of beneficial interest, $0.001 par value per share, of the Company (the “Company Common Shares”) issued and outstanding immediately prior to the REIT Merger Effective Time will be converted into the right to receive the REIT Per Share Merger Consideration, upon the terms and subject to the conditions set forth in this Agreement and in accordance with the MD REIT Law;

WHEREAS, prior to the REIT Merger, Partnership Merger Sub shall merge with and into Company LP (such merger transaction, the “Partnership Merger” and, together with the REIT Merger, the “Mergers”), with Company LP continuing as the surviving entity and, following the REIT Merger, a subsidiary of the REIT Surviving Entity (the “Partnership Surviving Entity”), and each Company Partnership Unit held by limited partners other than the Company (the “Outside Limited Partners”) will be converted into the right to receive the Partnership Per Unit Merger Consideration, upon the terms and subject to the conditions set forth in this Agreement and in accordance with the Delaware Revised Uniform Limited Partnership Act (the “DRULPA”), provided that Outside Limited Partners may elect to receive, in lieu of the Partnership Per Unit Merger Consideration and on the terms and conditions specified herein, New Partnership Preferred Units in the Partnership Surviving Entity as described in Section 3.2(d) (each such electing Outside Limited Partner, a “Roll-Over Limited Partner,” and each other Outside Limited Partner, a “Cash-Out Limited Partner”);

WHEREAS, the Board of Trustees of the Company (the “Company Board”) has (a) determined that this Agreement, the Mergers and the other transactions contemplated by this Agreement are advisable and in the best interests of the Company and the holders of the Company Common Shares, (b) approved and adopted this Agreement, the Mergers and the other transactions contemplated by this Agreement, (c) directed that the REIT Merger and the other transactions contemplated by this Agreement be submitted to a vote for approval by the holders of the Company Common Shares, and (d) resolved to recommend that the holders of the Company Common Shares vote in favor of approval of the REIT Merger and the other transactions contemplated by this Agreement;

WHEREAS, the Board of Trustees of Parent (the “Parent Board”) has (a) determined that this Agreement, the Mergers and the other transactions contemplated by this Agreement are advisable and in the best interests of Parent, and (b) approved and adopted this Agreement, the Mergers and the other transactions contemplated by this Agreement;

WHEREAS, (a) the Company, in its capacity as the sole general partner of Company LP and as a limited partner of Company LP, (b) Parent, in its capacity as the sole shareholder of REIT Merger Sub, and (c) REIT Merger Sub, in its capacity as the sole general partner of Partnership Merger Sub, have each taken all actions required, as applicable, (i) for the execution of this Agreement by Company LP, REIT Merger Sub and Partnership Merger Sub, and (ii) on behalf of Company LP and REIT Merger Sub and Partnership Merger Sub, to adopt and approve this Agreement and to approve the Mergers and the other transactions contemplated by this Agreement and the consummation thereof by such Parties;

WHEREAS, for U.S. federal income Tax purposes (and, where applicable, state and local income Tax purposes), it is intended that (a) the REIT Merger will be treated as a taxable sale by the Company of all of the Company’s assets to Parent in exchange for the REIT Merger Consideration and the Share Award Payments and the assumption of all of the Company’s other liabilities (including the Company’s interests in Company LP, as determined under the applicable U.S. federal income Tax regulations), immediately followed by a distribution of such consideration (other than assumed liabilities) by the Company to the holders of equity interests in the Company in liquidation of the Company pursuant to Section 331 and Section 562 of the Code, and that this Agreement shall constitute a “plan of liquidation” of the Company for U.S. federal income Tax purposes, and (b) the Partnership Merger shall be treated as (i) the sale of the Company Partnership Units by the Cash-Out Limited Partners to the REIT Surviving Entity, and (ii) the contribution of Company Partnership Units by the Roll-Over Limited Partners in Company LP in exchange for New Partnership Preferred Units of the Partnership Surviving Entity in a tax-deferred transaction under Section 721 of the Code to the extent applicable to the exchange by each Roll-Over Limited Partner; and

WHEREAS, the Parties desire to make certain representations, warranties, covenants and agreements in connection with the execution of this Agreement and to prescribe various conditions to the Mergers.

NOW THEREFORE, in consideration of the foregoing and the mutual representations, warranties, covenants and agreements contained in this Agreement, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, intending to be legally bound, agree as follows:

ARTICLE 1

DEFINITIONS

Section 1.1    Definitions.

(a)    For purposes of this Agreement:

“Acceptable Confidentiality Agreement” shall mean a customary confidentiality agreement containing terms no less favorable to the Company in any material respect than the terms set forth in the Nondisclosure Agreement; provided, however, that such confidentiality agreement shall not prohibit compliance by the Company with any of the provisions of Section 7.3 and shall not include any standstill provisions.

“Action” means any claim, action, suit, litigation, proceeding, arbitration, mediation, inquiry, investigation or other legal proceeding (whether sounding in contract, tort or otherwise, whether civil or criminal) brought, conducted, tried or heard by or before, or otherwise involving, any Governmental Authority.

“Affiliate” of a specified Person means a Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such specified Person.

“Book-Entry Share” means a book-entry share registered in the transfer books of the Company.

“Book-Entry Unit” means a book-entry unit of limited partnership interest registered in the transfer books of Company LP.

“Business Day” means any day other than a Saturday, Sunday or any day on which banks located in New York, New York or Washington, D.C. are authorized or required to be closed.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company Bylaws” means the Third Amended and Restated Bylaws of the Company, as amended and in effect on the date hereof.

“Company Declaration” means the Declaration of Trust of the Company filed with the Maryland SDAT, as amended and supplemented and in effect on the date hereof.

“Company Employment Agreement” means each written agreement of the Company, Company LP or any Company Subsidiary with any individual who is rendering or has rendered services thereto as an employee or officer of the Company, Company LP or any Company Subsidiary, pursuant to which the Company, Company LP or any Company Subsidiary has any actual or contingent liability or obligation to provide compensation and/or benefits in consideration for past, present or future services.

“Company Equity Award” means any Company Option or award of Company Restricted Shares, as applicable.

“Company Equity Incentive Plan” means either the Company 2003 Equity Compensation Plan, dated as of September 17, 2003, as amended, or the Company 2009 Equity Compensation Plan, dated as of May 21, 2009, as amended, as applicable.

“Company ESPP” means the Company 2009 Employee Share Purchase Plan, as amended.

“Company Intervening Event” means a material event, development or change in circumstances with respect to Company, Company LP and the Company Subsidiaries, taken as a whole, that occurred or arose after the date of this Agreement, which (i) was unknown to, nor reasonably foreseeable by, the Company Board as of or prior to the date of this Agreement and (ii) becomes known to or by the Company Board prior to the receipt of the Company Shareholder Approval; provided, however, that none of the following will constitute, or be considered in determining whether there has been, a Company Intervening Event: (A) the receipt, existence of or terms of any inquiry, discussion, offer or request that constitutes, or could reasonably be expected to lead to, a Company Acquisition Proposal or any matter relating thereto or consequence thereof and (B) changes in the market price or trading volume of the Company Common Shares or the fact that the Company meets or exceeds internal or external projections or forecasts or any estimates of earnings, revenues, or other financial or other metrics for any period (it being understood that the underlying cause of such change or fact shall not be excluded by this clause (B) from the meaning of “Company Intervening Event” or the determination of whether there has been a Company Intervening Event).

“Company Leases” means each lease or sublease and each guarantee thereof in effect as of the date hereof and to which the Company, Company LP or any Company Subsidiary are parties as lessors or sublessors with respect to any Company Property (together with all amendments, modifications, supplements, renewals, exercise of options and extensions related thereto).

“Company Look-Back LTI Award” means an award outstanding under the Company Look-Back LTI Program for the measurement period commencing January 1, 2015 and ending December 31, 2017 that is settled in the form of Company Restricted Shares.

“Company Look-Back LTI Program” means the legacy historical-looking, long-term incentive program adopted by the Company on April 2, 2013, as amended or supplemented as of the date hereof, under which the Company no longer makes awards.

“Company Material Adverse Effect” means any event, circumstance, change, effect, development, condition or occurrence that (i) individually or in the aggregate with all other events, circumstances, changes, effects, developments, conditions or occurrences is material and adverse to the business, assets (including any Company Property), liabilities, condition (financial or otherwise) or results of operations of the Company, Company LP and the Company Subsidiaries, taken as a whole, or (ii) prevents or materially impairs the ability of the Company or Company LP to consummate the Mergers or any of the other transactions contemplated by this Agreement, or prevents or materially impairs the ability of the Company or Company LP to perform their obligations hereunder, in each case in this clause (ii) before the Outside Date; provided, that for purposes of clause (i), “Company Material Adverse Effect” shall not include any event, circumstance, change, effect, development, condition or occurrence to the extent arising out of or resulting from (A) any failure of the Company or Company LP to meet any projections or forecasts or any estimates of earnings, revenues or other metrics for any period (provided, that any event, circumstance, change, effect, development, condition or occurrence giving rise to such failure may constitute or otherwise be taken into account in determining whether there has been a Company Material Adverse Effect), (B) any events, circumstances, changes or effects that affect the real estate industry generally, (C) any changes in the United States or global economy or capital, financial or securities markets generally, including changes in interest or exchange rates, (D) any changes in the legal, regulatory or political conditions in the United States or in any other country or region of the world, (E) the commencement, escalation or worsening of a war or armed hostilities or the occurrence of acts of terrorism or sabotage, (F) the public announcement of the Mergers or the other transactions contemplated by this Agreement, including the impact thereof on relationships, contractual or otherwise, with tenants, suppliers, lenders, investors (including shareholders and unitholders), venture partners or employees (provided that the exception in this clause (F) does not apply for purposes of any representations in Article 4 that address the public announcement or pendency of this Agreement), (G) the taking of any action expressly required by this Agreement, the taking of any action at the written request or with the prior written consent of Parent or the failure to take any action at the request of Parent or expressly prohibited by this Agreement, (H) earthquakes, hurricanes, floods or other natural disasters, (I) changes in Law or GAAP (or the interpretation or enforcement thereof), or (J) any (x) Action including any derivative claims, or (y) public action, campaign or announcement seeking representation on the Company Board or to control or influence the Company Board, the Company’s management, governance or policies, in each case of (x) and (y) arising out of or relating to this Agreement, the Mergers or the other transactions contemplated by this Agreement and made or initiated by any holder of Company Common Shares, any holder of Company Partnership Units or any holder of shares, capital stock, units or other equity interests in any Company Subsidiary, which in the case of each of clauses (B), (C), (D), (E) and (I) do not disproportionately affect the Company, Company LP and the Company Subsidiaries, taken as a whole, relative to other Persons in the office real estate industry in the United States, and in the case of clause (H), does not disproportionately affect the Company, Company LP and the Company Subsidiaries, taken as a whole, relative to other Persons in the office real estate industry in the geographic regions in which the Company, Company LP and the Company Subsidiaries operate, own or lease properties.

“Company Option” means any outstanding option to purchase Company Common Shares granted pursuant to a Company Equity Incentive Plan.

“Company Partnership Certificate” means the Certificate of Limited Partnership of Company LP, as amended and in effect on the date hereof.

“Company Partnership Agreement” means that certain Amended and Restated Agreement of Limited Partnership of Company LP, dated as of September 15, 2003, as amended and in effect on the date hereof.

“Company Partnership Unit” means a “Partnership Unit,” as defined in the Company Partnership Agreement.

“Company Permitted Liens” means any of the following: (i) Lien for Taxes or governmental assessments, charges or claims of payment not yet due, or the validity of which is being contested in good faith and for which adequate accruals or reserves have been established; (ii) Lien that is a cashier’s, landlord’s, carrier’s, warehousemen’s, mechanic’s, materialmen’s, repairmen’s or other similar Lien arising in the ordinary course of business not yet due, or the validity of which is being contested in good faith and for which adequate accruals or reserves have been established; (iii) Lien that is a zoning regulation, entitlement or other land use or environmental regulation by any Governmental Authority; (iv) Lien that is disclosed in Section 4.18(m) of the Company Disclosure Letter; (v) Lien that is disclosed on the Company’s most recent consolidated balance sheet (including the notes thereto) included in the Company SEC Documents filed prior to the date of this Agreement (or securing liabilities reflected on such balance sheet); (vi) Lien arising under any Company Material Contracts or Company Leases; (vii) Lien that is disclosed on the Company Title Insurance Policies or surveys made available to Parent prior to the date hereof; or (viii) Lien, limitation, title defect, covenant, restriction or reservation of interests in title that does not interfere materially with the current use or operation of the property affected thereby (assuming its continued use and operation in the manner in which it is currently used and operated) or materially adversely affect the value or marketability of such property.

“Company Properties” means each real property owned, or leased (including ground leased) as lessee or sublessee, by the Company, Company LP or any Company Subsidiary as of the date of this Agreement (including all buildings, structures and other improvements and fixtures located on or under such real property and all easements, rights and other appurtenances to such real property).

“Company Restricted Share” means a restricted Company Common Share granted pursuant to an award under a Company Equity Incentive Plan, which includes, without limitation, any Company Common Shares issued under the Company’s forward-looking, long-term incentive program, including shares issued upon performance in excess of the “target” level in accordance with the terms of any such award, and shares issued under the Company Look-Back LTI Program.

“Company Share Certificate” means any certificate evidencing the Company Common Shares (which, for the avoidance of doubt, shall not include certificates with respect to Company Restricted Shares).

“Company Shareholder Meeting” means the meeting of the holders of the Company Common Shares for the purpose of seeking the Company Shareholder Approval, including any postponement or adjournment thereof.

“Company Subsidiary” means any corporation, partnership, limited liability company, joint venture, business trust, real estate investment trust or other organization, whether incorporated or unincorporated, or other legal entity of which (i) the Company directly or indirectly owns or controls at least a majority of the capital stock or other equity interests having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions, (ii) the Company and/or any Person that is a Company Subsidiary by reason of the application of clause (i) or clause (iii) of this definition is a general partner, manager, managing member, operating member, trustee, director or the equivalent, or (iii) the Company, directly or indirectly, holds a majority of the beneficial, equity, capital, profits or other economic interest. For the avoidance of doubt, each Unconsolidated Subsidiary is a Company Subsidiary.

“Delaware SOS” means the Secretary of State of the State of Delaware.

“Environmental Law” means any Law relating to the pollution or protection of the environment (including air, surface water, groundwater, land surface or subsurface land), or human health or safety (solely as such matters relate to Hazardous Substances), including Laws relating to the use, handling, transportation, treatment, storage, disposal, release or discharge of Hazardous Substances.

“Environmental Permit” means any permit, approval, registration, license or other authorization required under any applicable Environmental Law.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means, with respect to an entity (the “Referenced Entity”), any other entity, which, together with the Referenced Entity, would be treated as a single employer under Code Section 414 or ERISA Section 4001.

“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Financing” means any issuance of equity or convertible securities or bonds or incurrences of indebtedness for borrowed money by Parent or any Parent Subsidiary for the purpose of financing the Mergers and the other transactions contemplated by this Agreement.

“Financing Sources” means the Persons that at any time commit to provide, or otherwise arrange, any Financing, including the parties to any definitive documentation relating to any Financing, together with their Affiliates, Representatives, successors and assigns, in each case other than Parent and any of its Affiliates.

“GAAP” means the United States generally accepted accounting principles.

“Governmental Authority” means the United States (federal, state or local) government or any foreign government, or any other governmental or quasi-governmental regulatory, judicial or administrative authority, instrumentality, board, bureau, agency, commission, self-regulatory organization, arbitration panel or similar entity.

“Hazardous Substances” means any substance, material, or waste that is defined, characterized, or regulated as hazardous, toxic, dangerous or words of similar import under any Environmental Law; petroleum and petroleum products, including crude oil and any fractions thereof; polychlorinated biphenyls; asbestos; toxic mold; and radon.

“Indebtedness” means, with respect to any Person and without duplication, (i) the unpaid principal of and premium (if any) of all indebtedness, notes payable, accrued interest payable or other obligations for borrowed money, whether secured or unsecured, (ii) all obligations under conditional sale or other title retention agreements, or incurred as financing, in either case with respect to property acquired by such Person, (iii) all obligations issued, undertaken or assumed as the deferred purchase price for any property or assets (including any potential future earn-out, purchase price adjustment or release of “holdback” or similar payment), (iv) all obligations under capital leases, (v) all obligations in respect of bankers acceptances or letters of credit, (vi) all obligations under interest rate cap, swap, collar or similar transaction or currency hedging transactions (valued at the termination value thereof), (vii) all obligations evidenced by any note, bond, debenture or other similar instrument, whether secured or unsecured, (viii) any direct or indirect guarantee of any of the foregoing, whether or not evidenced by a note, mortgage, bond, indenture or similar instrument and (ix) any agreement to provide any of the foregoing; provided, that for purposes of clarity, “Indebtedness” shall not include trade payables.

“Intellectual Property” means all United States, foreign and multinational intellectual property and proprietary rights, including all (i) patents, patent applications, invention disclosures, and all related continuations, continuations-in-part, divisionals, reissues, re-examinations, substitutions and extensions thereof, (ii) trademarks, service marks, trade dress, logos, trade names, corporate names, Internet domain names, design rights and other source identifiers, together with the goodwill symbolized by any of the foregoing, (iii) published and unpublished works of authorship, copyrightable works and copyrights, (iv) confidential and proprietary information, including trade secrets, know-how, ideas, formulae, models, algorithms and methodologies, (v) software, (vi) all rights in the foregoing and in other similar intangible assets, and (vii) all applications and registrations for the foregoing.

“IRS” means the United States Internal Revenue Service or any successor agency.

“Knowledge of Parent” or similar phrases mean the actual knowledge of the Persons set forth in Section 1.1 of the Parent Disclosure Letter.

“Knowledge of the Company” or similar phrases mean the actual knowledge of the Persons set forth in Section 1.1 of the Company Disclosure Letter.

“Law” means any and all domestic (federal, state or local) or foreign laws (including common law), rules, regulations and Orders promulgated by any Governmental Authority.

“Lien” means with respect to any asset (including any security), any mortgage, deed of trust, condition, covenant, lien, pledge, charge, security interest, option or other third party right (including right of first refusal or first offer), restriction, right of way, easement, title defect or encumbrance of any kind in respect of such asset, including any restriction on the use, voting, transfer, receipt of income or other exercise of any attributes of ownership.

“Maryland SDAT” means the State Department of Assessments and Taxation of Maryland.

“New Partnership Preferred Unit” means a Series A Preferred Unit of the Partnership Surviving Entity as defined in the form of Surviving Partnership Amendment attached hereto as Exhibit A, which shall be adopted and made part of the Surviving Partnership Agreement prior to the Closing Date.

“Nondisclosure Agreement” means the Nondisclosure Agreement, dated as of May 2, 2017 between Parent and the Company.

“Order” means a judgment, order, injunction, award, decree, writ or other legally enforceable requirement of any Governmental Authority.

“Parent Expenses” means all reasonable, actual and documented out-of-pocket costs and expenses, up to an aggregate maximum amount of $5,000,000, incurred prior to the termination of this Agreement by or on behalf of Parent, REIT Merger Sub and Partnership Merger Sub (or their respective Representatives or Affiliates) in connection with the entering into of this Agreement and the carrying out of any and all acts contemplated hereunder.

“Parent Material Adverse Effect” means any event, circumstance, change, effect, development, condition or occurrence that prevents or materially impairs or delays the consummation of the Mergers or any of the other transactions contemplated by this Agreement or prevents or materially impairs or delays the ability of Parent, REIT Merger Sub or Partnership Merger Sub to perform their respective obligations hereunder.

“Parent Subsidiary” means any corporation, partnership, limited liability company, joint venture, business trust, real estate investment trust or other organization, whether incorporated or unincorporated, or other legal entity of which (i) Parent directly or indirectly owns or controls at least a majority of the capital stock or other equity interests having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions, (ii) Parent and/or any Person that is a Parent Subsidiary by reason of the application of clause (i) or clause (iii) of this definition is a general partner, manager, managing member, trustee, director or the equivalent, or (iii) Parent, directly or indirectly, holds a majority of the beneficial, equity, capital, profits or other economic interest.

“Partnership Merger Consideration” means the aggregate consideration that the Cash-Out Limited Partners are entitled to receive in connection with the Partnership Merger as determined pursuant to Section 3.2.

“Partnership Unit Certificate” means any certificate evidencing units of limited partnership interest of Company LP.

“Person” means an individual, corporation, partnership, limited partnership, limited liability company, person (including a “person” as defined in Section 13(d)(3) of the Exchange Act), trust, association or other entity or organization (including any Governmental Authority or a political subdivision, agency or instrumentality of a Governmental Authority).

“Proxy Statement” means a proxy statement in preliminary and definitive form relating to the Company Shareholder Meeting, together with any amendments or supplements thereto.

“Redacted Fee Letter” means a fee letter from a Financing Source redacted to only mask the fees payable to the Financing Source in respect of the Debt Financing, the rates, timing and economic amounts included in the “market flex” provisions and other economic terms; provided, that such redaction shall not mask terms that could affect the conditionality, amount (other than the fees and rates payable in connection therewith), timing, availability or termination of the Debt Financing.

“REIT Merger Consideration” means the aggregate consideration that all holders of the Company Common Shares are entitled to receive as determined pursuant to Section 3.1 (for the avoidance of doubt, excluding the Share Award Payments).

“Representative” means, with respect to any Person, one or more of such Person’s trustees, directors, officers, employees, advisors (including attorneys, accountants, consultants, investment bankers and financial advisors), agents and other representatives.

“Required Information” means (i) the Company SEC Documents, (ii) all other financial statements regarding the Company, Company LP and the Company Subsidiaries that are (A) reasonably requested by Parent (including on behalf of any Financing Sources), (B) within the Company’s control, and (C) customarily prepared by or for the Company, Company LP or the Company Subsidiaries in the ordinary course, (iii) all other financial statements, financial data, projections, audit reports and other information regarding the Company, Company LP and the Company Subsidiaries as may be required by Rule 3-05 of Regulation S-X promulgated under the Exchange Act to be filed on a Form 8-K by Parent, regardless of the time of filing, or which would be customarily included or incorporated in any Offering Materials used in connection with the type of such Financing, or as otherwise reasonably requested by Parent or any Financing Sources in connection with any Financing or as otherwise necessary in order for Parent to receive customary “comfort” letters (including “negative assurances” and pro forma financial statement comfort) on the financial statements, information and data relating to the Company, Company LP and the Company Subsidiaries included or incorporated into any Offering Materials for any Financing from the Company’s, Company LP’s and Company Subsidiaries’ independent accountants in connection with any offering(s) of securities included in any Financing, in form and substance customary for securities offerings of such type and which such accountants are prepared to issue upon completion of customary procedures, and (iv) all financial statements necessary to update the Company SEC Documents or such other financial statements (and which updating financial statements shall be prepared on a basis consistent with the financial statements they are updating, including compliance with GAAP and the applicable accounting requirements of the Securities Act and the Exchange Act and the rules and regulations of the SEC thereunder, as applicable) so that at no time will the Company SEC Documents or such other financial statements be “stale” under the rules of Regulation S-X promulgated under the Exchange Act as they would be applied to the Offering Materials as if the Offering Materials were a registration statement filed by Parent.

“SEC” means the U.S. Securities and Exchange Commission (including the staff thereof).

“Securities Act” means the U.S. Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Share Award Payments” means the total of (i) the aggregate REIT Option Merger Consideration, (ii) the aggregate REIT Restricted Share Merger Consideration, and (iii) the aggregate Restricted Share Accrued Dividends.

“Tax” or “Taxes” means any federal, state, local or foreign income, gross receipts, capital gains, withholding, property, recording, stamp, transfer, sales, use, abandoned property, escheat, franchise, employment, payroll, excise, environmental or any other taxes, duties, assessments or similar governmental charges, together with penalties, interest or additions imposed with respect to such amounts, in each case imposed by and payable to any Governmental Authority.

“Tax Return” means any return, declaration, report, claim for refund, or information return or statement relating to Taxes filed or required to be filed with a Governmental Authority, including any schedule or attachment thereto, and including any amendment thereof.

“Tenant Improvement(s)” means the construction or improvement of long-term real property (not including furniture, fixtures, equipment or inventory) for use in a tenant’s trade or business at the Company Properties.

“Unconsolidated Subsidiary” means either Prosperity Metro Plaza of Virginia, LLC or FP CPT 1750 Holdings, LLC.

(b)    The following terms have the respective meanings set forth in the sections set forth below opposite such term:

Defined Terms	Location of Definition
Alternate Financing	Section 7.17(a)
Agreement	Preamble
Cash-Out Limited Partner	Recitals
Change Notice	Section 7.3(f)
Claim	Section 7.5(a)
Claim Expenses	Section 7.5(a)
Closing	Section 2.2
Closing Date	Section 2.2
Company	Preamble
Company Acquisition Proposal	Section 7.3(h)(i)
Company Adverse Recommendation Change	Section 7.3(d)
Company Alternative Acquisition Agreement	Section 7.3(a)
Company Benefit Plans	Section 4.13(a)
Company Board	Recitals
Company Board Recommendation	Section 4.4(b)
Company Common Shares	Recitals
Company Disclosure Letter	Article 4
Company Insurance Policies	Section 4.20
Company Letter of Transmittal	Section 3.6(e)
Company LP	Preamble
Company Material Contract	Section 4.19(b)
Company Parties	Section 9.3(b)
Company Pending Acquisitions	Section 6.1(b)(vi)
Company Permits	Section 4.6(a)

Company Preferred Shares	Section 4.3(a)
Company SEC Documents	Section 4.7(a)
Company Shareholder Approval	Section 4.22
Company Subsidiary Partnership	Section 4.12(g)
Company Superior Proposal	Section 7.3(h)(ii)
Company Tax Protection Agreements	Section 4.12(g)
Company Terminating Breach	Section 9.1(c)(i)
Company Termination Fee	Section 9.3(b)
Company Third Party	Section 4.18(h)
Company Title Insurance Policy(ies)	Section 4.18(j)
Debt Commitment Letter	Section 5.7(b)
Debt Financing	Section 5.7(b)
DRULPA	Recitals
Election Date	Section 3.2(d)(i)
ESPP Participants	Section 3.4
Existing Loans	Section 4.26(a)
Existing Loan Documents	Section 4.26(a)
FCPA	Section 4.6(c)
Financing Agreement	Section 7.17(a)
Form of Election	Section 3.2(d)(i)
Ground Leases	Section 4.18(e)
Indemnified Parties	Section 7.5(a)
Interim Period	Section 6.1(a)
Maryland Courts	Section 10.10
MD REIT Law	Recitals
Mergers	Recitals
New Plans	Section 7.15(d)
NYSE	Section 4.3(e)
Offering Materials	Section 7.17(b)
Organizational Documents	Section 4.2
Other Filings	Section 4.15
Outside Date	Section 9.1(b)(i)
Outside Limited Partners	Recitals
Parent	Preamble
Parent Board	Recitals
Parent Disclosure Letter	Article 5
Parent Terminating Breach	Section 9.1(d)(i)
Partnership Letter of Transmittal	Section 3.6(g)
Partnership Merger	Recitals
Partnership Merger Certificate of Merger	Section 2.3(a)
Partnership Merger Effective Time	Section 2.3(a)
Partnership Merger Sub	Preamble
Partnership Merger Sub Minority Limited Partner	Section 3.2(a)(ii)
Partnership Per Unit Merger Consideration	Section 3.2(b)(iii)
Partnership Surviving Entity	Recitals
Party(ies)	Preamble

Patriot Act	Section 4.6(c)
Paying Agent	Section 3.6(a)
Payment Fund	Section 3.6(c)
Payoff Letter(s)	Section 7.18(a)
Qualified REIT Subsidiary	Section 4.12(b)
Qualifying Income	Section 9.3(d)
Referenced Entity	Section 1.1(a)
REIT	Section 4.12(b)
REIT Merger	Recitals
REIT Merger Articles of Merger	Section 2.3(b)
REIT Merger Effective Time	Section 2.3(b)
REIT Merger Sub	Preamble
REIT Option Merger Consideration	Section 3.3(a)
REIT Per Share Merger Consideration	Section 3.1(a)(ii)
REIT Restricted Share Merger Consideration	Section 3.3(b)
REIT Subsidiary	Section 4.12(b)
REIT Surviving Entity	Recitals
Restricted Share Accrued Dividends	Section 3.3(d)
Reverse Merger Structure	Section 7.18(c)
Roll-Over Limited Partner	Recitals
RMR LLC	Section 7.15(a)
Severance Guidelines	Section 7.15(a)
SOX Act	Section 4.7(a)
Surviving Partnership Agreement	Section 2.4(a)
Surviving Partnership Amendment	Section 2.4(a)
Takeover Statutes	Section 4.25
Taxable REIT Subsidiary	Section 4.12(b)
Termination Payment	Section 9.3(d)
Transfer Taxes	Section 7.16
Unit Election	Section 3.2(d)
willful and intentional breach	Section 9.2

Section 1.2    Interpretation and Rules of Construction. In this Agreement, except to the extent otherwise provided or that the context otherwise requires:

(a)    when a reference is made in this Agreement to an Article, Section or Exhibit, such reference is to an Article or Section of, or an Exhibit to, this Agreement unless otherwise indicated;

(b)    the table of contents and headings for this Agreement are for reference purposes only and do not affect in any way the meaning or interpretation of this Agreement;

(c)    whenever the words “include,” “includes” or “including” are used in this Agreement, they are deemed to be followed by the words “without limitation” unless the context expressly provides otherwise;

(d)    the words “made available” in this Agreement shall mean that the item referred to has been (i) provided to Parent prior to the date of this Agreement by being posted in the electronic data room established by the Company, to which Parent and its Representatives have been provided full access, or (ii) is a Company SEC Document filed prior to the date of this Agreement;

(e)    the words “hereof,” “herein” and “hereunder” and words of similar import, when used in this Agreement, refer to this Agreement as a whole and not to any particular provision of this Agreement, except to the extent otherwise specified;

(f)    references to any statute, rule or regulation are to the statute, rule or regulation as amended, modified, supplemented or replaced from time to time (and, in the case of statutes, include any rules and regulations promulgated under the statute) and to any section of any statute, rule or regulation include any successor to the section;

(g)    all terms defined in this Agreement have the defined meanings when used in any certificate or other document made or delivered pursuant hereto, unless otherwise defined therein;

(h)    the definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms;

(i)    references to a Person are also to its successors and permitted assigns;

(j)    the use of “or” is not intended to be exclusive unless expressly indicated otherwise; and

(k)    all uses of currency or the symbol “$” in this Agreement refer to U.S. dollars, unless otherwise indicated.

ARTICLE 2

THE MERGERS

Section 2.1    The Mergers.

(a)    Upon the terms and subject to the conditions of this Agreement, and in accordance with the DRULPA, at the Partnership Merger Effective Time, Partnership Merger Sub shall merge with and into Company LP, whereupon the separate existence of Partnership Merger Sub shall cease, and Company LP shall continue under the name “GOV NEW OPPTY LP” as the Partnership Surviving Entity. The Partnership Merger shall have the effects provided in this Agreement and as specified in the DRULPA. Without limiting the generality of the foregoing, and subject thereto, from and after the Partnership Merger Effective Time, the Partnership Surviving Entity shall possess all properties, rights, privileges, powers and franchises of Company LP and Partnership Merger Sub, and all of the claims, obligations, liabilities, debts and duties of Company LP and Partnership Merger Sub shall become the claims, obligations, liabilities, debts and duties of the Partnership Surviving Entity.

(b)    Upon the terms and subject to the conditions of this Agreement, and in accordance with the MD REIT Law, at the REIT Merger Effective Time, the Company shall be merged with and into REIT Merger Sub, whereupon the separate existence of the Company shall cease, and REIT Merger Sub shall continue under the name “GOV NEW OPPTY REIT” as the REIT Surviving Entity. The REIT Merger shall have the effects provided in this Agreement and as specified in the MD REIT Law. Without limiting the generality of the foregoing, and subject thereto, from and after the REIT Merger Effective Time, the REIT Surviving Entity shall possess all properties, rights, privileges, powers and franchises of the Company and REIT Merger Sub, and all of the claims, obligations, liabilities, debts and duties of the Company and REIT Merger Sub shall become the claims, obligations, liabilities, debts and duties of the REIT Surviving Entity.

Section 2.2    Closing. The closing of the Mergers (the “Closing”) shall take place at the offices of Hogan Lovells US LLP, 555 13th Street NW, Washington, DC 20004 on a date that is the third (3rd) Business Day after all the conditions set forth in Article 8 (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or valid waiver of such conditions at the Closing) shall have been satisfied or validly waived by the Party entitled to the benefit of such condition (subject to applicable Law), or on such other date and such other time as may be mutually agreed upon by the Parties, unless such date is extended by mutual agreement of the Parties (the actual date of Closing being referred to herein, the “Closing Date”).

Section 2.3    Effective Times.

(a)    Prior to the Closing, Parent, Company LP and Partnership Merger Sub shall prepare and, on the Closing Date, Parent, Company LP and Partnership Merger Sub shall (i) cause the certificate of merger with respect to the Partnership Merger (the “Partnership Merger Certificate of Merger”) to be duly executed and filed with the Delaware SOS as provided under the DRULPA, and (ii) make any other filings, recordings or publications required to be made by Company LP or Partnership Merger Sub under the DRULPA in connection with the Partnership Merger. The Partnership Merger shall become effective upon such time as the Partnership Merger Certificate of Merger has been filed with the Delaware SOS, or such later time that the Parties shall have agreed upon and designated in such filings in accordance with the DRULPA as the effective time of the Partnership Merger (the “Partnership Merger Effective Time”).

(b)    Prior to the Closing, Parent, REIT Merger Sub and the Company shall prepare and, on the Closing Date, for effectiveness immediately following the Partnership Merger Effective Time, Parent, REIT Merger Sub and the Company shall (i) cause articles of merger with respect to the REIT Merger (the “REIT Merger Articles of Merger”) to be duly executed and filed with the Maryland SDAT as provided under the MD REIT Law, and (ii) make any other filings, recordings or publications required to be made by the Company, Parent or REIT Merger Sub under the MD REIT Law in connection with the REIT Merger. The REIT Merger shall become effective upon the later of such time as the REIT Merger Articles of Merger have been accepted for record by the Maryland SDAT, or such later time which the Parties shall have agreed upon and designated in the REIT Merger Articles of Merger in accordance with the MD REIT Law as the effective time of the REIT Merger (the “REIT Merger Effective Time”), it being understood and agreed that the Parties shall cause the REIT Merger Effective Time to occur immediately following the Partnership Merger Effective Time.

Section 2.4    Governing Documents.

(a)    Subject to Section 7.5, the limited partnership agreement of Partnership Merger Sub (the “Surviving Partnership Agreement”), as in effect immediately prior to the Partnership Merger Effective Time, except for such changes as may be necessary to reflect any change of name of the Partnership Surviving Entity, shall be the principal governing document of the Partnership Surviving Entity immediately following the Partnership Merger Effective Time, until thereafter amended in accordance with the provisions thereof and in accordance with applicable Law. Prior to the Closing Date, to the extent any Outside Limited Partner has made and not revoked a timely Unit Election, Parent and Partnership Merger Sub shall adopt or cause to be adopted Amendment No. 1 to the Surviving Partnership Agreement in the form attached hereto as Exhibit A (the “Surviving Partnership Amendment”), as an amendment to the Surviving Partnership Agreement, to create and establish the New Partnership Preferred Units and enable their issuance to the Roll-Over Limited Partners at the Closing.

(b)    Subject to Section 7.5, at the REIT Merger Effective Time, the declaration of trust and bylaws of REIT Merger Sub, as in effect immediately prior to the REIT Merger Effective Time, except for such changes as may be necessary to reflect any change of name of the REIT Surviving Entity, shall be the declaration of trust and bylaws of the REIT Surviving Entity, until thereafter amended in accordance with applicable Law and the applicable provisions of such declaration of trust and bylaws.

Section 2.5    Trustees and Officers of the REIT Surviving Entity. The trustees and officers of REIT Merger Sub immediately prior to the REIT Merger Effective Time shall be the trustees and officers of the REIT Surviving Entity immediately after the REIT Merger Effective Time, each to serve until such time as his or her resignation or removal or such time as his or her successor shall be duly elected and qualified, in each case in accordance with the declaration of trust and bylaws of the REIT Surviving Entity.

Section 2.6     Tax Consequences. The Parties intend that for U.S. federal income Tax purposes (and, where applicable, state and local income Tax purposes) (a) the REIT Merger will be treated as a taxable sale by the Company of all of the Company’s assets (including all of the Company’s interests in Company LP, as determined under the applicable U.S. federal income Tax regulations) to Parent in exchange for the REIT Merger Consideration and the Share Award Payments provided for herein to be provided to the holders of equity interests in the Company and the assumption of all of the Company’s liabilities (including the Company’s share of Company LP’s liabilities, as determined under the applicable U.S. federal income Tax regulations), immediately followed by a distribution of such consideration (other than assumed liabilities) by the Company to the holders of equity interests in the Company in liquidation of the Company pursuant to Section 331 and Section 562 of the Code, and that this Agreement shall constitute a “plan of liquidation” of the Company for U.S. federal income Tax purposes, and (b) the Partnership Merger shall be treated as (i) the sale of the Company Partnership Units by the Cash-Out Limited Partners to the REIT Surviving Entity, and (ii) the contribution of Company Partnership Units by the Roll-Over Limited Partners in Company LP in exchange for New Partnership Preferred Units of the Partnership Surviving Entity in a tax-deferred transaction under Section 721 of the Code to the extent applicable to the exchange by each Roll-Over Limited Partner.

ARTICLE 3

EFFECTS OF THE MERGERS

Section 3.1    Effects on Company Common Shares.

(a)    At the REIT Merger Effective Time, by virtue of the REIT Merger and without any further action on the part of the Company, Parent, REIT Merger Sub or the holders of any securities of the Company, Parent or REIT Merger Sub:

(i)    each Company Common Share then held by any wholly owned Company Subsidiary shall automatically be cancelled and retired and shall cease to exist, and no REIT Merger Consideration shall be paid, nor shall any other payment or right inure or be made, with respect thereto in connection with or as a consequence of the REIT Merger;

(ii)    except as provided in Section 3.1(a)(i), each Company Common Share then outstanding shall no longer be outstanding and shall be automatically cancelled and retired and converted into the right to receive, subject to Section 3.3(e) and Section 3.6, an amount in cash equal to $11.15, without interest (the “REIT Per Share Merger Consideration”); and

(iii)    each common share of beneficial interest of REIT Merger Sub issued and outstanding immediately prior to the REIT Merger Effective Time shall remain as an issued and outstanding common share of beneficial interest of the REIT Surviving Entity and each such share shall continue to be owned by Parent.

(b)    From and after the REIT Merger Effective Time, the share transfer books of the Company shall be closed and thereafter there shall be no further registration of transfers of the Company Common Shares. From and after the REIT Merger Effective Time, Persons who held the Company Common Shares immediately prior to the REIT Merger Effective Time shall cease to have rights with respect to such Company Common Shares, except as otherwise provided for in this Agreement.

Section 3.2    Effect on Partnership Interest and Other Securities.

(a)    At the Partnership Merger Effective Time, by virtue of the Partnership Merger and without any further action on the part of Company LP, Parent, REIT Merger Sub, Partnership Merger Sub or the holders of the Company Partnership Units or units of partnership interest in Partnership Merger Sub:

(i)    each unit of general partnership interest held by REIT Merger Sub in Partnership Merger Sub immediately prior to the Partnership Merger Effective Time shall automatically be converted into one (1) unit of general partnership interest of the Partnership Surviving Entity and shall continue to be held by REIT Merger Sub, and REIT Merger Sub shall be admitted as general partner of the Partnership Surviving Entity; and

(ii)    each unit of limited partnership interest held by each of REIT Merger Sub and GOV NEW OPPTY LP REIT, a Maryland real estate investment trust (“Partnership Merger Sub Minority Limited Partner”), in Partnership Merger Sub immediately prior to the Partnership Merger Effective Time shall automatically be converted into one (1) unit of limited partnership interest of the Partnership Surviving Entity and shall continue to be held by REIT Merger Sub and Partnership Merger Sub Minority Limited Partner, and REIT Merger Sub and Partnership Merger Sub Minority Limited Partner shall be admitted as limited partners of the Partnership Surviving Entity.

(b)    At the Partnership Merger Effective Time, by virtue of the Partnership Merger and without any further action on the part of Parent, REIT Merger Sub, Partnership Merger Sub, Company LP or the holders of the Company Partnership Units or units of partnership interest in Partnership Merger Sub:

(i)    each unit of general partnership interest held by the Company in Company LP shall automatically be converted into one (1) unit of general partnership interest of the Partnership Surviving Entity and, upon the REIT Merger Effective Time, shall be held by the REIT Surviving Entity;

(ii)    each Company Partnership Unit held by the Company in Company LP shall automatically be converted into (1) one unit of limited partnership interest of the Partnership Surviving Entity and, upon the REIT Merger Effective Time, shall be held by the REIT Surviving Entity; and

(iii)    subject to Sections 3.2(d) and 3.6, each Company Partnership Unit held by an Outside Limited Partner issued and outstanding immediately prior to the Partnership Merger Effective Time, subject to the terms and conditions set forth herein, shall be converted into, and shall be cancelled in exchange for, the right to receive an amount in cash equal to the REIT Per Share Merger Consideration, without interest (the “Partnership Per Unit Merger Consideration”); provided, however, that, if and only if (A) the Outside Limited Partner has effectively made and not revoked a valid Unit Election pursuant to Section 3.2(d) to receive New Partnership Preferred Units in respect thereof, and (B) the issuance of such New Partnership Preferred Units would be exempt from registration under the Securities Act and applicable state securities Laws, then, in lieu of the Partnership Per Unit Merger Consideration, each of such Outside Limited Partner’s Company Partnership Units shall be converted automatically into one fully paid New Partnership Preferred Unit, without interest.

(c)    From and after the Partnership Merger Effective Time, the unit transfer books of Company LP shall be closed and thereafter there shall be no further registration of transfers of the Company Partnership Units. From and after the Partnership Merger Effective Time, Persons who held the Company Partnership Units immediately prior to the Partnership Merger Effective Time shall cease to have rights with respect to such units, except as otherwise provided for in this Agreement.

(d)    Subject to Section 3.2(d)(iv) and in accordance with Section 3.2(b), each Outside Limited Partner shall be entitled, with respect to all, but not less than all, of such holder’s Company Partnership Units, to make an unconditional election, on or prior to the Election Date, to receive in the Partnership Merger in lieu of the Partnership Per Unit Merger Consideration to which such holder is otherwise entitled, New Partnership Preferred Units (a “Unit Election”), as follows:

(i)    Partnership Merger Sub shall prepare and deliver to Company LP, as promptly as practicable following the date of this Agreement, and Company LP shall mail to any Outside Limited Partner that is an Outside Limited Partner, a form of election, which form shall be subject to the reasonable approval of the Company, as sole general partner of Company LP (the “Form of Election”). The Form of Election may be used by each Outside Limited Partner to designate its election to exchange all, but not less than all, of the Company Partnership Units held by such Outside Limited Partner into New Partnership Preferred Units. Any Outside Limited Partner’s election to receive New Partnership Preferred Units shall be deemed to have been properly made only if Parent shall have received at its principal executive office, not later than 5:00 p.m. Eastern Time on that date that is five (5) Business Days before the scheduled date of the Company Shareholder Meeting (the “Election Date”), a Form of Election specifying that such Outside Limited Partner elects to receive the New Partnership Preferred Units and otherwise properly completed and signed. The Form of Election shall state therein the date that constitutes the Election Date.

(ii)    A Form of Election may be revoked by any Outside Limited Partner only by written notice received by Parent at its principal executive office prior to 5:00 p.m. Eastern Time on the Election Date. In addition, all Forms of Election shall automatically be revoked if the Partnership Merger has been abandoned.

(iii)    The reasonable determination of Parent shall be binding as to whether or not elections to receive New Partnership Preferred Units have been properly made or revoked. If Parent determines that any election to receive New Partnership Preferred Units was not properly made, the Company Partnership Units with respect to which such election was not properly made shall be converted into the right to receive the Partnership Per Unit Merger Consideration in accordance with Section 3.2(b). Parent may, with the agreement of the Company, as sole general partner of Company LP, make such rules as are consistent with this Section 3.2(d) for the implementation of elections provided for herein as shall be necessary or desirable to fully effect such elections.

(iv)    Each Outside Limited Partner, as a condition to making a Unit Election with respect to such Outside Limited Partner’s Company Partnership Units, shall (i) represent to Parent that it (A) is an Accredited Investor (as such term is defined under Rule 501 promulgated under the Securities Act) and is acquiring the New Partnership Preferred Units for investment purposes and not with a view to distribution, and (B) is not a “benefit plan investor” within the meaning of Section 3(42) of ERISA or other plan, account or arrangement (or entity whose assets constitute the assets of a plan, account or arrangement) that is subject to any Laws or regulations that are similar to the fiduciary responsibility or prohibited transaction provisions of Title I of ERISA or Section 4975 of the Code, and (ii) agree to be bound by the terms of the Surviving Partnership Agreement as it will be in effect immediately following the Partnership Merger Effective Time (which agreement shall have been amended by the Surviving Partnership Amendment incorporating the terms of the New Partnership Preferred Units).

(v)    The Company and Company LP shall reasonably cooperate with Parent in preparing any disclosure statement or other disclosure information to accompany the Form of Election, including, to the extent necessary, information applicable to an offering of securities exempt from registration under the Securities Act pursuant to Rule 506 thereunder.

(vi)    Promptly after the Partnership Merger Effective Time, the Surviving Partnership shall deliver to each Outside Limited Partner entitled to receive New Partnership Preferred Units pursuant to the terms of Section 3.2(b) and this Section 3.2(d) a notice confirming such Outside Limited Partner’s record ownership of the New Partnership Preferred Units issuable pursuant hereto in respect of such Outside Limited Partner’s Company Partnership Units.

(vii)    Each Person that receives New Partnership Preferred Units pursuant to the terms of Section 3.2(b) and this Section 3.2(d) shall automatically be admitted as a limited partner of the Surviving Partnership at the Partnership Merger Effective Time.

Section 3.3    Effect on Company Equity Awards and Company Look-Back LTI Awards. All of the provisions of this Section 3.3 other than the first sentence of Section 3.3(b) shall be effectuated without any action on the part of the holder of any Company Equity Award or Company Look-Back LTI Award (and for the avoidance of doubt, the actions below shall result in the appropriate issuances of additional Company Partnership Units to the Company in the manner contemplated by Section 4.02 of the Company Partnership Agreement):

(a)    Immediately prior to the REIT Merger Effective Time, each Company Option outstanding immediately prior to the REIT Merger Effective Time (whether or not then vested or exercisable) shall become fully vested and exercisable (regardless of the exercise price thereof). At the REIT Merger Effective Time, each Company Option not theretofore exercised shall be cancelled in exchange for the right to receive a single lump sum cash payment, equal to the product of (i) the number of Company Common Shares subject to such Company Option immediately prior to the REIT Merger Effective Time, whether or not vested or exercisable, and (ii) the excess, if any, of the REIT Per Share Merger Consideration over the exercise price per share of such Company Option (“REIT Option Merger Consideration”). If the exercise price per share of any such Company Option is equal to or greater than the REIT Per Share Merger Consideration, such Company Option shall be cancelled without any cash payment being made in respect thereof. As of the REIT Merger Effective Time, each holder of the Company Options shall cease to have any rights with respect thereto, except the right to receive the REIT Option Merger Consideration related to the applicable Company Option. No portion of the REIT Option Merger Consideration shall be paid with respect to a Company Option later than the fifth (5th) anniversary of the Closing Date, with any amount not paid by the fifth (5th) anniversary of the Closing Date being forfeited to the extent required under Section 409A of the Code.

(b)    Prior to the REIT Merger Effective Time, the holders of any certificates evidencing Company Restricted Shares shall have delivered, or shall have caused to be delivered, to the Company such certificates (or affidavit of loss in lieu thereof and, if required by Parent, the posting by such holder of a bond in such reasonable amount as Parent may reasonably direct, as indemnity against any claim that may be made against it with respect to such certificate evidencing Company Restricted Shares), each duly endorsed in blank or accompanied by stock powers or other instruments of transfer, in form and substance reasonably satisfactory to Parent, duly executed in blank. Immediately prior to the REIT Merger Effective Time, all Company Restricted Shares that are outstanding immediately prior to the REIT Merger Effective Time (whether or not then vested or subject to any performance condition that has not been satisfied or performance period that has not lapsed) shall automatically become fully vested (which, for

Company Restricted Shares subject to performance conditions, shall mean fully vested in accordance with, and shall include any additional Company Restricted Shares issued upon performance in excess of “target” level in accordance with, the terms of the applicable award agreement or Company Equity Incentive Plan governing such awards) and all restrictions with respect thereto shall lapse. At the REIT Merger Effective Time, each Company Restricted Share that will vest, or become issued and vest, in accordance with the terms of the applicable award agreement, Company Equity Incentive Plan or the terms hereof (which includes for the avoidance of doubt and without limitation (i) any Company Restricted Shares issued upon performance in excess of “target” level in accordance with the terms of the applicable award agreement or Company Equity Incentive Plan governing such awards, and (ii) Company Restricted Shares issued upon conversion of a Company Look-Back LTI Award in accordance with Section 3.3(c)) shall be considered (to the extent that such Company Restricted Share is not otherwise considered to be outstanding) an outstanding Company Common Share for all purposes of this Agreement, including the right to receive the REIT Per Share Merger Consideration (the aggregate REIT Per Share Merger Consideration payable in respect of the Company Restricted Shares, the “REIT Restricted Share Merger Consideration”). As of the REIT Merger Effective Time, each holder of Company Restricted Shares shall cease to have any rights with respect thereto, except the right to receive the REIT Per Share Merger Consideration for each Company Restricted Share, subject to Section 3.3(e), and the certificates evidencing Company Restricted Shares so surrendered shall be forthwith cancelled and have no further force or effect.

(c)    Immediately prior to the REIT Merger Effective Time, each Company Look-Back LTI Award that is outstanding immediately prior to the REIT Merger Effective Time shall automatically become earned (with the portion thereof that is subject to the achievement of performance-based metrics becoming earned at the greater of the target award or actual performance, measured as of immediately prior to the REIT Merger Effective Time) and shall be converted into a number of fully vested Company Restricted Shares, equal to the dollar amount of such earned Company Look-Back LTI Award divided by the REIT Per Share Merger Consideration. At the REIT Merger Effective Time, each such fully vested Company Restricted Share shall be considered an outstanding Company Restricted Share for all purposes of this Agreement, including the right to receive the REIT Per Share Merger Consideration. As of the REIT Merger Effective Time, each holder of a Company Look-Back LTI Award shall cease to have any rights with respect thereto, except the right to receive the REIT Per Share Merger Consideration, subject to Section 3.3(e), for each such fully vested Company Restricted Share into which such Company Look-Back LTI Award was converted.

(d)    As of the REIT Merger Effective Time, each holder of Company Restricted Shares that become fully vested, or issued and vested, in accordance with this Section 3.3 shall be entitled to receive a cash lump sum payment equal to the sum of any cash dividends and other distributions paid from the applicable date of grant of such Company Restricted Shares (which, for the avoidance of doubt, for any shares issued immediately prior to the REIT Merger Effective Time, shall mean the date of the applicable award) to immediately prior to the REIT Merger Effective Time with respect to the total number of Company Restricted Shares that become fully vested or issued and vested as of immediately prior to the REIT Merger Effective Time (but including only those dividends and other distributions which have not previously been distributed to the holder), which dividends or other distributions shall, to the extent not vested, automatically become fully vested in accordance with the terms of the applicable award agreement governing such Company Restricted Shares (“Restricted Share Accrued Dividends”).

(e)    At or immediately after the REIT Merger Effective Time, Parent shall cause to be deposited with the Partnership Surviving Entity the Share Award Payments for the benefit of the former holders of the Company Equity Awards and the Company Look-Back LTI Awards. Promptly after the REIT Merger Effective Time (but in any event within three (3) Business Days after the REIT Merger Effective Time), the Partnership Surviving Entity shall pay to each of the former holders of the Company Equity Awards or the Company Look-Back LTI Awards, as applicable, the applicable amount of the Share Award Payments payable to such holder pursuant to this Section 3.3.

Section 3.4    Company ESPP. The Company shall, prior to the REIT Merger Effective Time, take all actions necessary to terminate the Company ESPP and all outstanding rights thereunder as of immediately prior to the REIT Merger Effective Time; provided, that from and after the date of this Agreement, the Company shall take all actions necessary: (a) to ensure that participants in the Company ESPP (“ESPP Participants”) may not increase their payroll deductions under the Company ESPP from those in effect on the date of this Agreement; (b) to ensure that no new ESPP Participants may commence participation in the Company ESPP following the date of this Agreement; (c) not to commence a new offering period, such that the offering period in effect as of the date of this Agreement will be the final offering period under the Company ESPP; and (d) to provide notice to participants describing the treatment of the Company ESPP pursuant to this Section 3.4. Immediately prior to the REIT Merger Effective Time, any then outstanding offering period rights under the Company ESPP shall terminate and the Company shall distribute to each participant in the Company ESPP all of his or her accumulated payroll deductions with respect to the offering period then in effect (if any).

Section 3.5    Adjustment to the Merger Consideration. If at any time during the period between the date of this Agreement and the Partnership Merger Effective Time, any change in the issued and outstanding shares of beneficial interest of the Company or Company Partnership Units, or securities convertible or exchangeable into or exercisable for shares of beneficial interest of the Company or Company Partnership Units, occurs as a result of any merger, business combination, reclassification, recapitalization, share split (including a reverse share split) or subdivision or combination, exchange or readjustment of shares, or any share dividend or other share distribution with a record date during such period, the REIT Per Share Merger Consideration, the Share Award Payments and the Partnership Per Share Merger Consideration will be equitably adjusted, without duplication, to reflect such change, except that nothing in this Section 3.5 will be construed to permit the Company or Company LP to take any action with respect to shares of beneficial interest of the Company or Company Partnership Units, as applicable, that is prohibited by the terms of this Agreement.

Section 3.6    Payment Fund; Paying Agent.

(a)    Prior to the mailing of the Proxy Statement, Parent will designate a bank or trust company reasonably acceptable to the Company to act as a paying agent in the Mergers (the “Paying Agent”), and the Paying Agent will administer the payments of REIT Merger

Consideration and Partnership Merger Consideration described in Section 3.1 and Section 3.2, respectively, with the REIT Surviving Entity administering the payments of Share Award Payments pursuant to Section 3.3.

(b)    Prior to the REIT Merger Effective Time, Parent will enter into an exchange and paying agent and nominee agreement with the Paying Agent, in a form reasonably acceptable to the Company, setting forth the procedures to be used in accomplishing the deliveries and other actions contemplated by this Section 3.6.

(c)    At or before the REIT Merger Effective Time, Parent shall deposit, or cause to be deposited, with the Paying Agent cash in immediately available funds in an amount sufficient to pay the REIT Merger Consideration and the Partnership Merger Consideration (such total cash amount deposited with the Paying Agent, the “Payment Fund”), in each case, for the sole benefit of the holders of the Company Common Shares and the Cash-Out Limited Partners. Parent, the REIT Surviving Entity and the Partnership Surviving Entity shall cause the Paying Agent to make, and the Paying Agent shall make, delivery of the REIT Merger Consideration and the Partnership Merger Consideration out of the Payment Fund in accordance with this Agreement. For the avoidance of doubt, the Share Award Payments are not part of the Payment Fund and shall be deposited by Parent with the Partnership Surviving Entity and paid by the Partnership Surviving Entity in accordance with Section 3.3(e). The Payment Fund shall not be used for any other purpose.

(d)    The Payment Fund shall be invested by the Paying Agent as directed by Parent, on behalf of the REIT Surviving Entity and the Partnership Surviving Entity, provided that any investment of such cash shall be limited to direct short-term obligations of, or short-term obligations fully guaranteed as to principal and interest by, the United States of America in investment-grade commercial paper obligations, and that no such investment or loss thereon will affect the amounts payable to holders of the Company Common Shares and the Cash-Out Limited Partners pursuant to this Article 3. Interest and other income on the Payment Fund shall be the sole and exclusive property of the REIT Surviving Entity and the Partnership Surviving Entity and shall be paid to the REIT Surviving Entity and the Partnership Surviving Entity. No investment of the Payment Fund shall relieve Parent, the REIT Surviving Entity, the Partnership Surviving Entity or the Paying Agent from making the payments required by this Article 3, and following any losses from any such investment, Parent, the REIT Surviving Entity and the Partnership Surviving Entity shall promptly provide additional funds to the Paying Agent to the extent necessary to satisfy the REIT Surviving Entity’s and the Partnership Surviving Entity’s obligations hereunder for the benefit of the holders of the Company Common Shares and the Cash-Out Limited Partners, which additional funds will be deemed to be part of the Payment Fund.

(e)    Promptly after the REIT Merger Effective Time (but in any event within three (3) Business Days after the REIT Merger Effective Time), Parent and the REIT Surviving Entity shall cause the Paying Agent to mail to each holder of record of a Company Share Certificate or Book-Entry Share immediately prior to the REIT Merger Effective Time (other than holders of Company Restricted Shares) a letter of transmittal (a “Company Letter of Transmittal”) in customary form as prepared by Parent and the REIT Surviving Entity and reasonably acceptable to the Company (which shall specify, among other things, that delivery shall be effected, and risk of loss and title to the Company Share Certificates and Book-Entry Shares shall pass, only upon proper delivery of the Company Share Certificates (or affidavits of loss in lieu thereof in accordance with Section 3.8) or transfer of any Book-Entry Shares to the Paying Agent) and instructions for use in effecting the surrender of such Company Share Certificates or the transfer of such Book-Entry Shares in exchange for the REIT Per Share Merger Consideration.

(f)    Upon surrender of a Company Share Certificate (or affidavit of loss in lieu thereof in accordance with Section 3.8) or transfer of any Book-Entry Share for exchange and cancellation to the Paying Agent, together with a Company Letter of Transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other documents as may reasonably be required by the Paying Agent, the holder of such Company Share Certificate or Book-Entry Share shall be entitled to receive in exchange therefor the REIT Per Share Merger Consideration, by mail or by wire transfer, for each Company Common Share formerly represented by such Company Share Certificate or Book-Entry Share pursuant to the provisions of this Article 3. After the Paying Agent’s receipt of such Company Share Certificate (or affidavit of loss in lieu thereof in accordance with Section 3.8) or Book-Entry Share, the Company Share Certificate or Book-Entry Share so surrendered shall be forthwith cancelled, and promptly after such surrender or transfer, Parent and the REIT Surviving Entity shall cause the Paying Agent to pay to such former holder the REIT Per Share Merger Consideration, and such surrendered Company Share Certificate or Book-Entry Share shall have no further force or effect. Until surrendered or transferred as contemplated by this Section 3.6, each Company Share Certificate or Book-Entry Share shall be deemed, at any time after the REIT Merger Effective Time, to represent only the right to receive, upon such surrender, the REIT Per Share Merger Consideration as contemplated by this Article 3. No interest will be paid or accrued for the benefit of holders of the Company Share Certificates or Book-Entry Shares on any of the REIT Merger Consideration payable upon the surrender of such Company Share Certificates or transfer of such Book-Entry Shares.

(g)    Promptly after the Partnership Merger Effective Time (but in any event within three (3) Business Days after the Partnership Merger Effective Time), Parent and the Partnership Surviving Entity shall cause the Paying Agent to mail to each Cash-Out Limited Partner immediately prior to the Partnership Merger Effective Time a letter of transmittal (a “Partnership Letter of Transmittal”) in customary form as prepared by Parent and the Partnership Surviving Entity and reasonably acceptable to Company LP (which shall specify, among other things, that delivery shall be effected, and risk of loss and title to the Partnership Unit Certificates and Book-Entry Units shall pass, only upon proper delivery of the Partnership Unit Certificates (or affidavits of loss in lieu thereof in accordance with Section 3.8) or transfer of any Book-Entry Units to the Paying Agent) and instructions for use in effecting the surrender of such Partnership Unit Certificates or the transfer of such Book-Entry Units in exchange for the Partnership Per Unit Merger Consideration.

(h)    Upon surrender of a Partnership Unit Certificate (or affidavit of loss in lieu thereof in accordance with Section 3.8) or transfer of any Book-Entry Unit for exchange and cancellation to the Paying Agent, together with a Partnership Letter of Transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other documents as may reasonably be required by the Paying Agent, the holder of such Partnership

Unit Certificate or Book-Entry Unit shall be entitled to receive in exchange therefor the Partnership Per Unit Merger Consideration, by mail or by wire transfer, for each Company Partnership Unit formerly represented by such Partnership Unit Certificate or Book-Entry Unit pursuant to the provisions of this Article 3. After the Paying Agent’s receipt of such Partnership Unit Certificate (or affidavit of loss in lieu thereof in accordance with Section 3.8) or Book-Entry Unit, the Partnership Unit Certificate or Book-Entry Unit so surrendered shall be forthwith cancelled, and promptly after such surrender or transfer, Parent and the Partnership Surviving Entity shall cause the Paying Agent to pay to such former holder the Partnership Per Share Unit Consideration, and such surrendered Partnership Unit Certificate or Book-Entry Unit shall have no further force or effect. Until surrendered or transferred as contemplated by this Section 3.6, each Partnership Unit Certificate or Book-Entry Unit shall be deemed, at any time after the Partnership Merger Effective Time, to represent only the right to receive, upon such surrender, the Partnership Per Unit Merger Consideration as contemplated by this Article 3. No interest will be paid or accrued for the benefit of holders of the Partnership Unit Certificates or Book-Entry Units on any of the Partnership Merger Consideration payable upon the surrender of such Partnership Unit Certificates or transfer of such Book-Entry Units.

(i)    In the event of a transfer of ownership of the Company Common Shares or the Company Partnership Units that is not registered in the transfer records of the Company or Company LP, as applicable, it shall be a condition of payment that any Company Share Certificate or Partnership Unit Certificate surrendered or transferred in accordance with the procedures set forth in this Section 3.6 shall be properly endorsed or shall be otherwise in proper form for transfer, or any Book-Entry Share or Book-Entry Unit shall be properly transferred, and that the Person requesting such payment shall have paid any Transfer Taxes and other Taxes required by reason of the payment of the REIT Per Share Merger Consideration or the Partnership Per Unit Merger Consideration, as applicable, to a Person other than the registered holder of the Company Share Certificate or Book-Entry Share surrendered or the Partnership Unit Certificate or Book-Entry Unit surrendered, or shall have established to the reasonable satisfaction of the Parent Surviving Entity that such Tax either has been paid or is not applicable.

(j)    Any portion of the Payment Fund that remains undistributed to the former holders of the Company Common Shares or the Company Partnership Units for twelve (12) months after the Closing Date shall be delivered to the REIT Surviving Entity or the Partnership Surviving Entity, as applicable, upon demand, and any former holders of the Company Common Shares or former holders of the Company Partnership Units who have not theretofore complied with this Article 3 shall thereafter look only to the REIT Surviving Entity (and only as general creditors thereof) for payment of the REIT Merger Consideration or the Partnership Surviving Entity (and only as general creditors thereof) for payment of the Partnership Merger Consideration, as applicable.

(k)    None of Parent, the Company, the REIT Surviving Entity, the Partnership Surviving Entity, the Paying Agent, or any employee, officer, trustee, director, agent or Affiliate thereof, shall be liable to any Person in respect of the REIT Merger Consideration or the Partnership Merger Consideration, as applicable, if the Payment Fund has been delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. Any amounts remaining unclaimed by holders of any Company Share Certificates or Partnership Unit Certificates immediately prior to the time at which such amounts would otherwise escheat to, or become property of, any Governmental Authority shall, to the extent permitted by applicable Law, become the property of the REIT Surviving Entity free and clear of any claims or interest of such holders or their successors, assigns or personal representatives previously entitled thereto.

Section 3.7    Withholding Rights. The REIT Surviving Entity, the Partnership Surviving Entity, Parent or the Paying Agent, as applicable, shall be entitled to deduct and withhold from the REIT Merger Consideration, the Share Award Payments, the Partnership Merger Consideration and any other amounts otherwise payable pursuant to this Agreement to any holder of Company Common Shares, Company Partnership Units, Company Equity Awards or Company Look-Back LTI Awards, such amounts as it is required to deduct and withhold with respect to such payments under the Code or any other provision of state, local or foreign Tax Law. Any such amounts so deducted and withheld shall be paid over to the applicable Governmental Authority in accordance with applicable Law and shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made. No earlier than two (2) Business Days prior to the Closing Date and unless the Company on such date no longer believes the same, the Company shall deliver to Parent a notice confirming that the Company believes, without diligence or inquiry, that on the date of such notice that the Company is a “domestically controlled qualified investment entity” within the meaning of Section 897(h)(4)(B) of the Code and a “domestically-controlled REIT” within the meaning of Treasury Regulation Section 1.897-1(c)(2)(i).

Section 3.8    Lost Certificates. If any Company Share Certificate or Partnership Unit Certificate shall have been lost, stolen or destroyed, then upon the making of an affidavit of such fact by the Person claiming such Company Share Certificate or Partnership Unit Certificate to be lost, stolen or destroyed, and, if required by Parent or Paying Agent, the posting by such Person of a bond in such reasonable amount as Parent or Paying Agent may reasonably direct, as indemnity against any claim that may be made against it with respect to such Company Share Certificate or Partnership Unit Certificate, the Paying Agent will issue in exchange for such lost, stolen or destroyed Company Share Certificate or Partnership Unit Certificate the portion of the REIT Merger Consideration or Partnership Merger Consideration, as applicable, to which the holder thereof is entitled pursuant to this Article 3.

Section 3.9    Dissenters Rights. No dissenters’ or appraisal rights, or rights of objecting shareholders, shall be available with respect to the Mergers or the other transactions contemplated by this Agreement, including any remedy under Section 8-501.1(j) of the MD REIT Law.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF THE COMPANY AND COMPANY LP

Except (a) as set forth in the disclosure letter prepared by the Company and Company LP, with numbering corresponding to the numbering of this Article 4, delivered by the Company and Company LP to Parent prior to the execution and delivery of this Agreement (the “Company Disclosure Letter”) (it being acknowledged and agreed that disclosure of any item in any section or subsection of the Company Disclosure Letter shall be deemed disclosed with respect to any other section or subsection of this Agreement to the extent the applicability of such disclosure is reasonably apparent from the face of such disclosure (it being understood that to be so reasonably apparent it is not required that the other Sections be cross-referenced)); provided, that nothing in the Company Disclosure Letter is intended to broaden the scope of any representation or warranty of the Company or Company LP made herein and no reference to or disclosure of any item or other matter in the Company Disclosure Letter shall be construed as an admission or indication that (i) such item or other matter is material, (ii) such item or other matter is required to be referred to in the Company Disclosure Letter or (iii) any breach or violation of applicable Laws or any contract, agreement, arrangement or understanding to which the Company, Company LP or any of the Company Subsidiaries is a party exists or has actually occurred, or (b) as disclosed in the Company SEC Documents publicly available, filed with, or furnished to, as applicable, the SEC on or after January 1, 2014 and prior to the date of this Agreement (excluding any risk factor disclosures contained in such documents under the heading “Risk Factors” and any disclosure of risks or other matters included in any “forward-looking statements” disclaimer or other statements that are cautionary, predictive or forward-looking in nature, which in no event shall be deemed to be an exception to or disclosure for purposes of, any representation or warranty set forth in this Article 4), each of the Company and Company LP hereby, jointly and severally, represents and warrants to Parent, REIT Merger Sub and Partnership Merger Sub that:

Section 4.1    Organization and Qualification; Subsidiaries.

(a)    The Company is a real estate investment trust duly organized, validly existing and in good standing under the Laws of the State of Maryland, and Company LP is a limited partnership duly organized, validly existing and in good standing under the Laws of the State of Delaware. Each of the Company and Company LP has the requisite real estate investment trust and partnership power and authority, respectively, to own, lease and, to the extent applicable, operate any Company Properties or other assets owned by it and to conduct its business as it is now being conducted. Each of the Company and Company LP is duly qualified or licensed to do business, and is in good standing, in each jurisdiction where the character of the Company Properties or other assets owned, operated or leased by it or the nature of its business makes such qualification, licensing or good standing necessary, except for such failures to be so qualified, licensed or in good standing that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. There are no current dissolution, revocation or forfeiture proceedings regarding the Company or Company LP.

(b)    Section 4.1(b) of the Company Disclosure Letter sets forth a true and complete list of the Company Subsidiaries, together with (i) the jurisdiction of incorporation or organization, as the case may be, of each Company Subsidiary, (ii) the type of and percentage of interest held, directly or indirectly, by the Company, Company LP or Company Subsidiary in each Company Subsidiary, (iii) the names of and the type of and percentage of interest held by any Person other than the Company, Company LP or a Company Subsidiary in each Company Subsidiary, and (iv) the classification for U.S. federal income Tax purposes of each Company Subsidiary. Except as set forth on Section 4.1(b) of the Company Disclosure Letter or as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, each Company Subsidiary is duly organized, validly existing and in good standing (to the extent applicable) under the Laws of the jurisdiction of its incorporation or organization, as the case may be, and has the requisite corporate or other legal entity power and authority to own, lease and, to the extent applicable, operate any Company Properties or other assets owned by it and to conduct its business as it is now being conducted. Each Company Subsidiary is duly qualified or licensed to do business, and is in good standing, in each jurisdiction where the character of the Company Properties or other assets owned, operated or leased by it or the nature of its business makes such qualification, licensing or good standing necessary, except for such failures to be so qualified, licensed or in good standing that, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect. There are no current dissolution, revocation or forfeiture proceedings regarding any of the Company Subsidiaries except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(c)    Except as set forth in Section 4.1(c) of the Company Disclosure Letter, neither the Company, Company LP nor any Company Subsidiary directly or indirectly owns any interest or investment (whether equity or debt) in any Person (other than in the Company Subsidiaries and investments in short-term investment securities).

Section 4.2    Organizational Documents. The Company has made available to Parent true and complete copies of (i) the Company Declaration and the Company Bylaws, (ii) the Company Partnership Certificate and the Company Partnership Agreement, and (iii) the charter, bylaws, certificate of formation or limited partnership, operating or partnership agreement or equivalent organizational documents of each Company Subsidiary, other than inactive entities or those pending dissolution, in each case as in effect on the date of this Agreement (the documents referenced in subclauses (i)-(iii), the “Organizational Documents”). To the Knowledge of the Company, except as set forth in Section 4.2 of the Company Disclosure Letter, the Company, Company LP and each Company Subsidiary is in compliance with the terms of its respective Organizational Documents in all material respects.

Section 4.3    Capital Structure.

(a)    The authorized capital stock of the Company consists of 150,000,000 Company Common Shares and 50,000,000 preferred shares of beneficial interest, $0.001 par value per share (“Company Preferred Shares”). At the close of business on June 27, 2017, (i) 58,740,684 Company Common Shares were issued and outstanding, (ii) no Company Preferred Shares were issued and outstanding, and (iii) 4,139,512 Company Common Shares were reserved for issuance pursuant to the Company Equity Incentive Plans (which includes shares issuable upon exercise of outstanding options).

(b)    The Company is the sole general partner of Company LP and the Company owns all of the general partner interests in Company LP. Section 4.3(b) of the Company Disclosure Letter sets forth, as of the date hereof, a list of all of the names of, and the number and class of limited partnership interests held by, each partner in Company LP. As of the date hereof, the “Conversion Factor” as set forth in the Company Partnership Agreement remains at 1.0.

(c)    (i) All issued and outstanding shares of the beneficial interest of the Company are duly authorized, validly issued, fully paid and nonassessable and no class or series of shares of beneficial interest of the Company is entitled to preemptive rights; (ii) all Company

Common Shares reserved for issuance as noted above, shall be, when issued in accordance with the terms and conditions of the applicable Company Equity Incentive Plan and instruments, if any, pursuant to which they are issuable, duly authorized, validly issued, fully paid and nonassessable and free of preemptive rights; and (iii) there are no outstanding bonds, debentures, notes or other Indebtedness of the Company, Company LP or any Company Subsidiary having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matter on which holders of the Company Common Shares or holders of the Company Partnership Units may vote.

(d)    All of the outstanding shares of capital stock of each of the Company Subsidiaries that is a corporation are duly authorized, validly issued, fully paid and nonassessable. All equity interests in each of the Company Subsidiaries that is a partnership or limited liability company are duly authorized and validly issued. Except as set forth in Section 4.3(d) of the Company Disclosure Letter, the Company owns, directly or indirectly, all of the issued and outstanding capital stock or other equity interests of each of the Company Subsidiaries, free and clear of all Liens other than statutory or other Liens for Taxes or assessments which are not yet due or delinquent or the validity of which is being contested in good faith by appropriate proceedings and for which adequate accruals and reserves are being maintained on the Company’s financial statements (if such reserves are required pursuant to GAAP).

(e)    The Company Common Shares are, and will continue, through and including the Closing Date, to be, listed on the New York Stock Exchange (the “NYSE”).

(f)    Other than as set forth on Section 4.3(f) of the Company Disclosure Letter or pursuant to a Company Equity Incentive Plan (including in connection with the satisfaction of withholding Tax obligations pursuant to certain awards outstanding under a Company Equity Incentive Plan in the event that the grantees fail to satisfy withholding Tax obligations) and the Organizational Documents of the Company and Company LP, there are no outstanding subscriptions, securities, options, restricted stock units, dividend equivalent rights, warrants, calls, rights, profits interests, share appreciation rights, phantom shares, convertible securities, rights of first refusal, preemptive rights or other similar rights, agreements, arrangements, undertakings or commitments of any kind to which the Company, Company LP or any of the Company Subsidiaries is a party or by which any of them is bound obligating the Company, Company LP or any of the Company Subsidiaries to (i) issue, deliver, transfer, sell or create, or cause to be issued, delivered, transferred, sold or created, additional shares of beneficial interest or capital stock or other equity interests, or phantom shares or other contractual rights, the value of which is determined in whole or in part by the value of any equity security of the Company, Company LP or any Company Subsidiary. or securities convertible into or exchangeable for such shares of beneficial interest or capital stock or other equity interests, (ii) issue, grant, extend or enter into any such subscriptions, securities, options, restricted stock units, dividend equivalent rights, warrants, calls, rights, profits interests, share appreciation rights, phantom shares, convertible securities, rights of first refusal, preemptive rights or other similar rights, agreements, arrangements, undertakings or commitments, or (iii) redeem, repurchase or otherwise acquire any such shares of beneficial interest or capital stock or other equity interests.

(g)    Other than pursuant to the Organizational Documents, none of the Company, Company LP or any Company Subsidiary is a party to or bound by, any agreements or understandings concerning the voting (including voting trusts and proxies) of any shares of beneficial interest or capital stock or other equity interests of the Company, Company LP or any Company Subsidiary.

(h)    Neither the Company nor Company LP has a “poison pill” or similar equityholder rights plan.

(i)    Except as set forth on Section 4.1(i) of the Company Disclosure Letter, none of the Company, Company LP or any Company Subsidiary is under any obligation, contingent or otherwise, by reason of any contract to register the offer and sale or resale of any of their securities under the Securities Act. Except as set forth on Section 4.1(i) of the Company Disclosure Letter or in the Company Partnership Agreement, there are no outstanding contractual obligations of the Company, Company LP or any Company Subsidiary to repurchase, redeem or otherwise acquire any Company Common Shares or equity interests of any Company Subsidiary.

(j)    All Company Equity Awards were (i) in the case of the Company Options, granted with an exercise price per share no lower than the “fair market value,” determined in accordance with Section 409A of the Code, of one Company Common Share on the date of grant, and (ii) validly issued and properly approved by the Company Board (or a duly authorized committee or subcommittee thereof) in compliance with applicable Law and recorded on the Company’s financial statements in accordance with GAAP. Without limiting the generality of the preceding sentence, the Company has not engaged in any back dating or similar activities with respect to the Company Equity Awards, and has not been the subject of any investigation by the SEC, whether current, pending or closed (in the case of any such pending investigation, to the Knowledge of the Company), with respect to any such activities.

Section 4.4    Authority.

(a)    Each of the Company and Company LP has the requisite real estate investment trust and partnership power and authority to execute and deliver this Agreement, to perform its obligations hereunder and, subject to receipt of the Company Shareholder Approval, to consummate the Mergers and the other transactions contemplated by this Agreement to which the Company or Company LP is a party. The execution and delivery of this Agreement by the Company and Company LP and the consummation by the Company and Company LP of the Mergers and the other transactions contemplated by this Agreement have been duly and validly authorized by all necessary real estate investment trust and partnership action, and no other real estate investment trust or partnership proceedings on the part of the Company or Company LP are necessary to authorize this Agreement or the Mergers or to consummate the Mergers or the other transactions contemplated by this Agreement, subject to (i) with respect to the REIT Merger, the receipt of the Company Shareholder Approval, (ii) with respect to the REIT Merger, the filing of the REIT Merger Articles of Merger with, and the acceptance for record of the REIT Merger Articles of Merger by, the Maryland SDAT, and (iii) with respect to the Partnership Merger, the filing of the Partnership Merger Certificate of Merger with, and the acceptance for record of the Partnership Merger Certificate of Merger by, the Delaware SOS. This Agreement has been duly executed and delivered by the Company and Company LP, and assuming due authorization, execution and delivery by Parent, REIT Merger Sub and Partnership Merger Sub, constitutes a legally valid and binding obligation of the Company and Company LP enforceable against the Company and Company LP in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at Law).

(b)    The Company Board at a duly held meeting has, by unanimous vote, (i) determined that the terms and conditions of this Agreement, the Mergers and the other transactions contemplated by this Agreement are advisable and in the best interests of the Company and the holders of the Company Common Shares, (ii) approved and adopted this Agreement, the Mergers and the other transactions contemplated by this Agreement, (iii) directed that the REIT Merger and the other transactions contemplated by this Agreement be submitted to a vote of the holders of the Company Common Shares, and (iv) resolved to recommend that the holders of the Company Common Shares vote in favor of approval of the REIT Merger and the other transactions contemplated by this Agreement (such recommendation, the “Company Board Recommendation”), which resolutions remain in full force and effect and have not been subsequently rescinded, modified or withdrawn in any way, except as may be permitted after the date hereof by Section 7.3.

Section 4.5    No Conflict; Required Filings and Consents.

(a)    The execution and delivery of this Agreement by each of the Company and Company LP does not, and the performance of this Agreement and its obligations hereunder will not, (i) conflict with or violate any provision of (A) assuming receipt of the Company Shareholder Approval, the Company Declaration or the Company Bylaws, (B) the Company Partnership Certificate or Company Partnership Agreement, or (C) except as set forth in Section 4.5(a) of the Company Disclosure Letter, any Organizational Document of any Company Subsidiary, (ii) assuming that all consents, approvals, authorizations and permits described in Section 4.5(b) have been obtained, all filings and notifications described in Section 4.5(b) have been made and any waiting periods thereunder have terminated or expired, conflict with or violate any Law applicable to the Company, Company LP or any Company Subsidiary or by which any property or asset of the Company, Company LP or any Company Subsidiary is bound, or (iii) require any notice, consent or approval (except as contemplated by Section 4.5(b) or as set forth in Section 4.5(a) of the Company Disclosure Letter) under, result in any breach of any obligation or any loss of any benefit or material increase in any cost or obligation of the Company, Company LP or any Company Subsidiary under, or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to any other Person any right of termination, acceleration, notification or cancellation (with or without notice or the lapse of time or both) of, or give rise to any right of purchase, first offer or forced sale under or result in the creation of a Lien on any property or asset of the Company, Company LP or any Company Subsidiary pursuant to, any note, bond, debt instrument, indenture, contract, agreement, ground lease, license, permit or other legally binding obligation to which the Company, Company LP or any Company Subsidiary is a party, except, as to clauses (ii) and (iii) above, for any such conflicts, violations, breaches, defaults or other occurrences which individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect.

(b)    The execution and delivery of this Agreement by each of the Company and Company LP does not, and the performance of this Agreement by each of the Company and Company LP will not, require any consent, approval, waiting period expiration or termination, authorization or permit of, or filing with or notification to, any Governmental Authority, except (i) the filing with the SEC of (A) the Proxy Statement and (B) such reports under, and other compliance with, the Exchange Act and the Securities Act as may be required in connection with this Agreement, the Mergers and the other transactions contemplated hereby, (ii) any filings required by any state securities or “blue sky” Laws, (iii) any filings required under the rules and regulations of the NYSE, (iv) the filing of the REIT Merger Articles of Merger with, and the acceptance for record of the REIT Merger Articles of Merger by, the Maryland SDAT pursuant to the MD REIT Law, (v) the filing of the Partnership Merger Certificate of Merger with, and the acceptance for record of the Partnership Merger Certificate of Merger by, the Delaware SOS pursuant to the DRULPA, (vi) such filings as may be required in connection with state and local Transfer Taxes, (vii) such filings as may be required by applicable antitrust, merger control, competition, national security or trade regulation Laws, and (viii) where failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect.

Section 4.6    Permits; Compliance with Law.

(a)    Except as set forth in Section 4.6(a) of the Company Disclosure Letter, the Company, Company LP and each Company Subsidiary holds all authorizations, permits, licenses, certificates, grants, consents, variances, exemptions, orders, approvals, franchises, certifications and clearances of all Governmental Authorities, including building permits and certificates of occupancy and property management and brokerage licenses, necessary for the Company, Company LP and each Company Subsidiary to own, lease and, to the extent applicable, operate its properties or to conduct their respective businesses substantially as they are being conducted as of the date hereof, other than the Environmental Permits (such permits, excluding Environmental Permits, the “Company Permits”), and all such Company Permits are valid and in full force and effect, except where the failure to hold or be in possession of, or the failure to be valid or in full force and effect of, any of such Company Permits, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect. The Company and each of its Subsidiaries are in compliance with the terms of the Company Permits, except where the failure to so comply does not have and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. All applications required to have been filed for the renewal of Company Permits have been duly filed on a timely basis with the appropriate Governmental Authority, except where the failure to do so would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, and all other filings required to have been made with respect to such Company Permits have been duly made on a timely basis with the appropriate Governmental Authority, except where the failure to do so would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. Neither the Company, Company LP nor any Company Subsidiary or any of the respective Representatives has received any written notice indicating, nor, to the Knowledge of the Company, is the Company, Company LP or any Company Subsidiary currently not in compliance in any material respect with the terms of any material Company Permit. Neither the Company, Company LP nor any Company

Subsidiary has taken any action that would reasonably be expected to result in the revocation of any Company Permit and, to the Knowledge of the Company, no suspension or cancellation of any Company Permit is pending, except in each case as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(b)    Neither the Company, Company LP nor any Company Subsidiary is or has been in conflict with, or in default or violation of (i) any Law applicable to the Company, Company LP or any Company Subsidiary or by which any property or asset of the Company, Company LP or any Company Subsidiary is bound (except with respect to Laws addressed in Section 4.12, Section 4.16, Section 4.17, or Section 4.18 which are solely addressed in such Sections), or (ii) any Company Permits, except, in the case of clauses (i) and (ii), for any such conflicts, defaults or violations that, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect. Notwithstanding the foregoing, none of the Company, Company LP or any of the Company Subsidiaries make any representation or warranty (pursuant to this Section 4.6 or elsewhere in the Agreement) regarding the effect of the applicable antitrust, merger control, competition, national security or trade regulation Laws on their respective ability to execute, deliver, or perform their respective obligations under the Agreement or to consummate the Mergers and the other transactions contemplated by this Agreement as a result of the enactment, promulgation, application, or threatened or actual judicial or administrative investigation or litigation under, or enforcement of, any antitrust, merger control, competition, national security or trade regulation Law with respect to the consummation of the Mergers and the other transactions contemplated by this Agreement.

(c)    Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, neither the Company, Company LP nor any of the Company Subsidiaries, nor, to the Knowledge of the Company, any director, trustee, officer or employee of the Company, Company LP or any of the Company Subsidiaries, has (i) knowingly used any corporate funds for any unlawful contribution, gift, entertainment or other unlawful expense relating to political activity, (ii) unlawfully offered or provided, directly or indirectly, anything of value to (or received anything of value from) any foreign or domestic government employee or official or any other Person, or (iii) taken any action, directly or indirectly, that would constitute a violation in any material respect by such Persons of the Foreign Corrupt Practices Act of 1977, as amended, and the rules and regulations thereunder (the “FCPA”), the United and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (“Patriot Act”), Public Law 107-56, as amended, or any directives or requirements of the Office of Foreign Assets Control of the United States Department of Treasury.

(d)    Notwithstanding this Section 4.6 or any other provision of this Agreement, Section 4.17 contains the exclusive representations and warranties of the Company and Company LP with respect to environmental matters, including Environmental Permits.

Section 4.7    SEC Documents; Financial Statements.

(a)    The Company has timely filed with or furnished (as applicable) to the SEC all forms, documents, statements, schedules, reports, registration statements, prospectuses and other documents required to be filed or furnished (as applicable) by the Company, Company LP or any Company Subsidiary since and including January 1, 2014 under the Exchange Act or the Securities Act (together with all certifications required pursuant to the Sarbanes-Oxley Act of 2002 (the “SOX Act”) (such documents, as have been amended since the time of their filing, collectively, the “Company SEC Documents”). No Company Subsidiary is separately subject to the periodic reporting requirements of the Exchange Act. As of their respective filing dates, the Company SEC Documents did not (or with respect to the Company SEC Documents filed after the date of this Agreement, will not) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading (except to the extent such statements have been modified or superseded by later Company SEC Documents filed or furnished prior to the date of this Agreement) and complied in all material respects with the applicable requirements of the Exchange Act or the Securities Act, as the case may be, the applicable rules and regulations of the SEC thereunder. Since January 1, 2014, except as set forth in Section 4.7(a) of the Company Disclosure Letter, there are no (i) outstanding or unresolved comments from the SEC with respect to any Company SEC Document, and to the Knowledge of the Company, no Company SEC Document is the subject of ongoing SEC review, or (ii) internal investigations, SEC inquiries or investigations or other governmental inquiries or investigations pending or, to the Knowledge of the Company, threatened.

(b)    The Company has made available to Parent true and complete copies of all written correspondence between the SEC, on one hand, and the Company, on the other hand, since January 1, 2014. At all applicable times, the Company has complied in all material respects with the applicable provisions of the SOX Act and the rules and regulations thereunder, as amended from time to time, and the applicable listing and corporate governance rules of the NYSE.

(c)    The consolidated financial statements of the Company, Company LP and the Company Subsidiaries included, or incorporated by reference, in the Company SEC Documents filed prior to the date of this Agreement, including the related notes and schedules, complied as to form in all material respects with the applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto, or, in the case of the unaudited statements, as permitted by Rule 10-01 of Regulation S-X promulgated under the Exchange Act) and fairly presented, in all material respects, in accordance with applicable requirements of GAAP and the applicable rules and regulations of the SEC (subject, in the case of the unaudited statements, to normal, recurring adjustments, none of which are material), the consolidated financial position of the Company, Company LP and the Company Subsidiaries, taken as a whole, as of their respective dates and the consolidated statements of income and the consolidated cash flows of the Company, Company LP and the Company Subsidiaries for the periods presented therein, in each case, except to the extent such financial statements have been modified or superseded by later Company SEC Documents filed and publicly available prior to the date of this Agreement.

(d)    Except as set forth in Section 4.7(d) of the Company Disclosure Letter, none of the Company, Company LP or any Company Subsidiary is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar contract or arrangement, including any contract relating to any transaction or relationship between or among the Company, Company LP or any Company Subsidiary, on the one hand, and any unconsolidated Affiliate (including any Unconsolidated Subsidiary) of the Company, Company LP or any Company Subsidiary, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K under the Securities Act) where the result, purpose or effect is to avoid disclosure of any material transaction involving, or material liabilities of, the Company, Company LP or any Company Subsidiary in the Company’s, Company LP’s or such Company Subsidiary’s audited financial statements or other Company SEC Documents.

(e)    None of the Company, Company LP or any Company Subsidiary has outstanding (nor has arranged or modified since the enactment of the SOX Act) any “extensions of credit” (within the meaning of Section 402 of the SOX Act) to trustees, directors or executive officers (as defined in Rule 3b-7 under the Exchange Act) of the Company, Company LP or any Company Subsidiary. The Company is otherwise in compliance with all applicable provisions of the SOX Act, except for any non-compliance that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(f)    The Company has established and maintains a system of “internal control over financial reporting” (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) that is designed to provide reasonable assurance (i) regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, (ii) that receipts and expenditures of the Company, Company LP and the Company Subsidiaries are being made only in accordance with authorizations of Company management and the Company Board, and (iii) regarding prevention or timely detection of the unauthorized acquisition, use or disposition of the Company’s, Company LP’s and each of the Company Subsidiaries’ assets that could have a material effect on the Company’s consolidated financial statements. The Company has disclosed, based on its most recent evaluation of such internal control over financial reporting prior to the date of this Agreement, to the Company’s auditors and the audit committee of the Company Board and in Section 4.7(f) of the Company Disclosure Letter (x) any significant deficiency and material weakness in the design or operation of the Company’s internal control over financial reporting that is reasonably likely to adversely affect the Company’s ability to record, process, summarize or report financial information, and (y) any fraud, whether or not material, that involves Company management or other employees of the Company, Company LP or any Company Subsidiary who have a significant role in the Company’s internal control over financial reporting. For purposes of this Agreement, the terms “significant deficiency” and “material weakness” shall have the meaning assigned to them in the auditing standards of the Public Company Accounting Oversight Board, as in effect on the date of this Agreement.

(g)    The Company’s “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) are designed to ensure that all information (both financial and non-financial) required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such information is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications of the chief executive officer and chief financial officer of the Company required under the Exchange Act with respect to such reports. The Company’s management has completed an assessment of the effectiveness of the Company’s disclosure controls and procedures and, to the extent required by applicable Law, presented in any applicable Company SEC Document that is a report on Form 10-K or Form 10-Q, or any amendment thereto, its conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by such report or amendment based on such evaluation.

Section 4.8    Absence of Certain Changes or Events. From the date of the Company’s most recent balance sheet included in the Company SEC Documents through the date of this Agreement and except as set forth in Section 4.8 of the Company Disclosure Letter, (a) each of the Company and Company LP and each Company Subsidiary has conducted its business in all material respects in the ordinary course of business consistent with past practice, and (b) there has not been any Company Material Adverse Effect or any event, circumstance, change, effect, development, condition or occurrence that, individually or in the aggregate with all other events, circumstances, changes, effects, developments, conditions or occurrences, would reasonably be expected to result in a Company Material Adverse Effect.

Section 4.9    No Undisclosed Liabilities. Except as set forth in Section 4.9 of the Company Disclosure Letter, there are no liabilities of the Company, Company LP or any of the Company Subsidiaries of any nature (whether accrued, absolute, contingent or otherwise) required under GAAP to be set forth on a consolidated balance sheet of the Company or in the notes thereto, other than: (a) liabilities reflected or reserved against as required by GAAP on the Company’s most recent consolidated balance sheet (including the notes thereto) included in the Company SEC Documents filed prior to the date of this Agreement, (b) liabilities incurred in connection with the transactions contemplated by this Agreement, or (c) liabilities incurred in the ordinary course of business consistent with past practice since December 31, 2016, except for any such liabilities that, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect.

Section 4.10    No Default. None of the Company, Company LP or any of the Company Subsidiaries is in default or violation of any term, condition or provision of (i) the Company Declaration or the Company Bylaws, (ii) the Company Partnership Certificate or the Company Partnership Agreement, or (iii) to the Knowledge of the Company, except as set forth in Section 4.2 of the Company Disclosure Letter, the Organizational Documents of any of the Company Subsidiaries in any material respect.

Section 4.11    Litigation. Except as individually or in the aggregate would not reasonably be expected to have a Company Material Adverse Effect or as set forth in Section 4.11 of the Company Disclosure Letter, as of the date of this Agreement (a) there is no Action pending or, to the Knowledge of the Company, threatened against the Company, Company LP or any Company Subsidiary or any director, trustee or officer thereof or any Company Properties or other assets owned thereby, and (b) none of the Company, Company LP or any Company Subsidiary, nor any of Company Property, is subject to any outstanding Order of any Governmental Authority.

Section 4.12    Taxes.

(a)    Each of the Company, Company LP and each Company Subsidiary has timely filed with the appropriate Governmental Authority all material Tax Returns required to be filed, taking into account any extensions of time within which to file such Tax Returns, and all such Tax Returns were true and complete, except as, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect. Each of the Company, Company LP and each Company Subsidiary has duly paid (or there has been paid on their behalf), or made adequate provisions in accordance with GAAP for, all material Taxes required to be paid by them, whether or not shown on any Tax Return. With respect to all taxable periods ending on or after December 31, 2013, the Company has made available to Parent complete and correct copies of all U.S. federal and state income Tax Returns and all other material Tax Returns of the Company, Company LP or the Company Subsidiaries.

(b)    Each of the Company and VEF 500 First REIT LP (the “REIT Subsidiary”) (i) for all taxable periods commencing with the taxable year ended, with respect to the Company, December 31, 2009, and with respect to the REIT Subsidiary, December 31, 2010, and through its taxable year ended December 31, 2016, has been subject to taxation as a real estate investment trust within the meaning of Sections 856 through 860 of the Code (a “REIT”) and has satisfied all requirements to qualify, and has qualified, as a REIT for such years; (ii) has operated since January 1, 2017 and will operate to the day of the REIT Merger in a manner consistent with the requirements for qualification and taxation as a REIT; (iii) intends to continue to operate in such a manner as to qualify as a REIT for its taxable year that will end on the day of the REIT Merger; and (iv) has not taken or omitted to take any action that could reasonably be expected to result in a challenge by the IRS or any other Governmental Authority to its status as a REIT, and to the Knowledge of the Company, no such challenge is pending or threatened; provided, however, the qualification of each of the Company and the REIT Subsidiary as a REIT for its taxable year that will end on, in the case of the Company, the day of the REIT Merger, and in the case of the REIT Subsidiary, through December 31, 2017 (or applicable earlier date), assumes that the Parent will continue to operate the REIT Subsidiary after the Closing Date in a manner to qualify as a REIT for its taxable year that will end on December 31, 2017 (or such earlier date on which the REIT Subsidiary is terminated for U.S. federal income tax purposes by liquidation or by merger with another entity after the Closing Date). No Company Subsidiary (including any subsidiary of the REIT Subsidiary) is a corporation for U.S. federal income Tax purposes, other than (i) a corporation that qualifies as a REIT, (ii) a corporation that qualifies as a “qualified REIT subsidiary” within the meaning of Section 856(i)(2) of the Code (each a “Qualified REIT Subsidiary”) or (iii) a corporation that qualifies as a “taxable REIT subsidiary” within the meaning of Section 856(l) of the Code (each, a “Taxable REIT Subsidiary”).

(c)    (i) There are no audits, investigations by any Governmental Authority or other proceedings ongoing or, to the Knowledge of the Company, threatened with regard to any material Taxes or Tax Returns of the Company, Company LP or any Company Subsidiary; (ii) no material deficiency for Taxes of the Company, Company LP or any Company Subsidiary has been claimed, proposed or assessed in writing or, to the Knowledge of the Company, threatened, by any Governmental Authority, which deficiency has not yet been settled except for such deficiencies which are being contested in good faith or with respect to which the failure to pay, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect; (iii) neither the Company, Company LP nor any Company Subsidiary has waived any statute of limitations with respect to the assessment of material Taxes or agreed to any extension of time with respect to any material Tax assessment or deficiency for any open tax year; (iv) no Governmental Authority in any jurisdiction in which any of the Company, Company LP or any Company Subsidiary does not file Tax Returns has claimed in writing that the Company, Company LP or such Company Subsidiary is or may be subject to taxation by such jurisdiction; and (v) neither the Company, Company LP nor any of the Company Subsidiaries has entered into any “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign income Tax Law).

(d)    Each Company Subsidiary other than the REIT Subsidiary that is a partnership, joint venture or limited liability company and that has not elected to be a Taxable REIT Subsidiary has been since its formation treated for U.S. federal income Tax purposes as a partnership, disregarded entity, or Qualified REIT Subsidiary, as the case may be, and not as a corporation or an association taxable as a corporation whose separate existence is respected for U.S. federal income Tax purposes.

(e)    Neither the Company, Company LP nor any Company Subsidiary holds any asset the disposition of which would be subject to (or to rules similar to) Sections 337(d) or 1374 of the Code (including through application of Treasury Regulation Section 1.337(d)-7) as applied to either the Company or the REIT Subsidiary, nor has any of them disposed of any such asset during its current taxable year.

(f)    Each of the Company, Company LP and each Company Subsidiary has complied, in all material respects, with all applicable Laws relating to the payment and withholding of Taxes (including withholding of Taxes pursuant to Sections 1441, 1442, 1445, 1446, 1471 and 3402 of the Code or similar provisions under any state and foreign Laws) and has duly and timely withheld and, in each case, has paid over to the appropriate taxing authorities all material amounts required to be so withheld and paid over on or prior to the due date thereof under all applicable Laws.

(g)    Except as set forth in Section 4.12(g) of the Company Disclosure Letter, there are no Company Tax Protection Agreements in force on the date of this Agreement, and, as of the date of this Agreement, no Person has raised in writing, or to the Knowledge of the Company threatened to raise, a material claim against the Company, Company LP or any Company Subsidiary for any breach of any Company Tax Protection Agreements. As used herein, “Company Tax Protection Agreements” means any written agreement to which one or more of the Company, Company LP or any Company Subsidiary is a party pursuant to which: (i) any liability to holders of interests in a Company Subsidiary Partnership relating to Taxes may arise, whether or not as a result of the consummation of the transactions contemplated by this Agreement; (ii) in connection with the deferral of income Taxes of a holder of interests in a Company Subsidiary Partnership, the Company or any Company Subsidiary has agreed to (A) maintain a minimum level of debt, continue a particular debt, or provide rights to guarantee or otherwise assume economic risk of loss with respect to debt, (B) retain or not dispose of assets or engage in transactions of comparable tax effect, (C) make or refrain from making Tax elections, (D) only dispose of assets in a particular manner, (E) operate (or refrain from operating) in a particular manner on account of the Tax impact thereof, (F) use (or refrain from using) a specified method of taking into account book-tax disparities under Section 704(c) of the Code with respect to one or more properties, and/or (G) use (or refrain from using) a particular method for allocating one or more liabilities of such party or any of its direct or indirect subsidiaries under Section 752 of the Code; (iii) any Person has guaranteed, indemnified or assumed debt of a Company Subsidiary Partnership; and/or (iv) the general partner or manager of a Company Subsidiary Partnership would be required to consider separately the interests of any limited partner, member or other beneficial owner of such Company Subsidiary Partnership in connection with any transaction or other action. As used herein, “Company Subsidiary Partnership” means each of Company LP and any Company Subsidiary that is a partnership for U.S. federal income Tax purposes.

(h)    There are no Tax Liens upon any property or assets of the Company, Company LP or any Company Subsidiary, except (i) Liens for Taxes not yet due and payable or that are being contested in good faith by appropriate proceedings and for which adequate reserves have been established in accordance with GAAP or (ii) the Company Permitted Liens.

(i)    There are no Tax allocation, indemnity or sharing agreements or similar arrangements with respect to which one or more of the Company, Company LP or any Company Subsidiary is a party or otherwise has any liability.

(j)    Neither the Company, Company LP nor any Company Subsidiary has requested, received or is subject to any written ruling of a Governmental Authority or has entered into any written agreement with a Governmental Authority with respect to any Taxes.

(k)    Neither the Company, Company LP nor any Company Subsidiary (i) has been a member of an affiliated group filing a consolidated U.S. federal income Tax Return or (ii) has any liability for the Taxes of any Person (other than the Company, Company LP or any Company Subsidiary) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local, or foreign Law), as a transferee or successor, by contract, or otherwise.

(l)    Neither the Company, Company LP nor any Company Subsidiary has participated in any “reportable transaction” within the meaning of Treasury Regulation Section 1.6011-4(b), other than a “loss transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(5).

(m)    None of the Company, Company LP or any Company Subsidiary has constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code), a “successor” to a “distributing corporation” or a “controlled corporation” (within the meaning of Treasury Regulation Section 1.337(d)-7T(f)(2)) or a member of a “separate affiliated group” of a “distributing corporation” or a “controlled corporation” (all within the meaning of Section 355 of the Code), in a distribution of shares qualifying for tax-free treatment under Sections 355 or 356 of the Code (i) in the two (2) years prior to the date of this Agreement or (ii) in a distribution which could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in conjunction with transactions contemplated by this Agreement.

(n)    Except as set forth in Section 4.12(n) of the Company Disclosure Letter, no written power of attorney that has been granted by the Company, Company LP or any Company Subsidiary (other than to the Company, Company LP or a Company Subsidiary) currently is in force with respect to any matter relating to Taxes.

(o)    Since their respective dates of formation, neither the Company nor the REIT Subsidiary has incurred any liability for Taxes under Sections 856(c)(7), 857(b), 857(f), 860(c) or 4981 of the Code which has not been previously paid. Neither the Company nor the REIT Subsidiary has engaged at any time in any “prohibited transactions” within the meaning of Section 857(b)(6) of the Code or any transaction that would give rise to “redetermined rents”, “redetermined deductions” or “excess interest” as each is described in Section 857(b)(7) of the Code. No event has occurred, and no condition or circumstance exists, which presents a material risk that any material amount of Tax described in the previous sentence will be imposed upon the Company, Company LP or any Company Subsidiary.

(p)    With respect to the Company’s taxable year ending with the REIT Merger, taking into account, without limitation, all distributions to be made by the Company prior to the day of the REIT Merger, the U.S. federal income Tax effects of the REIT Merger described in Section 2.6, and the non-deductibility of certain change in control payments, (i) the Company will have distributed amounts to its respective shareholders equal to or in excess of the amount required to be distributed pursuant to Section 857(a) of the Code, and (ii) the Company will not be subject to Tax under Sections 857(b) or 4981 of the Code.

(q)    Section 4.12(q) of the Company Disclosure Letter lists each waiver or exemption (including any amendments thereto) by the Company of any transfer restrictions or ownership limitations contained in the Company’s Organizational Documents. The Company has made available to Parent complete and correct copies of each such waiver or exemption and all representations, analyses, opinions and Company Board resolutions generated or received by the Company in connection with each such waiver or exemption. To the Knowledge of the Company, except to the extent disclosed in Section 4.12(q) of the Company Disclosure Letter, no Person has owned, does own or will own 10% or more of the Company, within the meaning of Sections 856(d)(2)(B) and 856(d)(5) of the Code, as a result of such waivers or exemptions.

Section 4.13    Benefit Plans.

(a)    Section 4.13(a) of the Company Disclosure Letter lists, as of the date hereof, all material employee benefit plans (as defined in Section 3(3) of ERISA (whether or not subject to ERISA)) and all material bonus, stock option, share purchase, restricted share, other equity or equity-based plans, incentive, deferred compensation, retiree medical or life insurance, supplemental retirement, employment, retention, transaction bonus, termination, change in control, severance, health, life, or disability insurance, dependent care or other material benefit plans, programs, policies, arrangements, contracts or agreements (including the Company Employment Agreements), in each case, to which the Company, Company LP or any Company Subsidiary is a party, with respect to which the Company, Company LP or any Company Subsidiary has or could have any current or future obligation or liability (contingent or otherwise), or under which any of the current or former employees, officers, trustees, directors or independent contractors of the Company, Company LP or any Company Subsidiary (or any of their dependents) has any present or future right to compensation or benefits (all such plans, programs, arrangements, contracts or agreements, collectively, the “Company Benefit Plans”).

The Company has made available to Parent, to the extent applicable, and, to the Knowledge of the Company, true and complete copies of the following with respect to each material Company Benefit Plan: (i) the Company Benefit Plans to the extent in written form (or to the extent not in written form, a written description of all of the material terms of such Company Benefit Plan), (ii) the annual reports (Form 5500s) filed for the most recent plan year, if any, relating to a Company Benefit Plan, (iii) the most recently received IRS determination letter or opinion letter, if any, relating to a Company Benefit Plan, (iv) the most recently prepared actuarial report or financial statement, if any, relating to a Company Benefit Plan, (v) any related trust agreement or other funding instrument, (vi) the most recent prospectus, if any, for each Company Equity Incentive Plan and the Company ESPP, and (vii) all material correspondence with the Department of Labor, the IRS or any other Governmental Authority with respect to any Company Benefit Plan for the last three (3) plan years.

(b)    Each Company Benefit Plan has been established and operated in all material respects in accordance with its terms and the requirements of all applicable Laws, including ERISA and the Code.

(c)    Each Company Benefit Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter from the IRS, or is entitled to rely on a favorable opinion letter issued by the IRS, and, except as would not reasonably be expected to have a Company Material Adverse Effect, no fact or event has occurred since the date of such determination letter or opinion letter from the IRS that would reasonably be expected to adversely affect the qualified status of any such Company Benefit Plan. None of the assets of any such Company Benefit Plan are invested in securities of the Company, Company LP or any Company Subsidiary, or in employer real property.

(d)    None of the Company, Company LP or any Company Subsidiary or any of their ERISA Affiliates have within the last six (6) years (i) sponsored, maintained or had any obligation with respect to an “employee benefit plan” (as defined in Section 3(3) of ERISA) that is subject to the provisions of Section 302 or Title IV of ERISA or Section 412 of the Code or a “multiemployer plan” within the meaning of Section 3(37) of ERISA or (ii) incurred or reasonably expects to incur any material liability pursuant to Title IV of ERISA, whether contingent or otherwise. Neither the Company, Company LP, any Company Subsidiary nor any of their ERISA affiliates has any obligation with respect to any Company Benefit Plan that provides for any post-employment or post-retirement health or medical or life insurance benefits for former or current employees of the Company, Company LP, any Company Subsidiary or any of their ERISA Affiliates except as required by Section 4980B of the Code or similar state Law. No ERISA Affiliate of the Company, Company LP, any Company Subsidiary (other than the Company, Company LP or any Company Subsidiary) in existence on or prior to the Closing shall, after the Closing, maintain any “group health plan” as defined in Section 5000(b)(1) of the Code.

(e)    Except as provided in any Company Benefit Plan or Company Employment Agreement, as set forth in Section 4.13(e) of the Company Disclosure Letter or as otherwise specifically contemplated by this Agreement with respect to the Company Equity Awards and Company Look-Back LTI Awards, neither the execution and delivery of this Agreement nor the consummation of the Mergers and the other transactions contemplated hereby will (either alone or in conjunction with any other event (whether contingent or otherwise)) (i) increase the amount or value of, any payment, right or other benefit otherwise due to any current or former employee, officer, trustee, director or other service provider of the Company, Company LP or any Company Subsidiary, (ii) entitle any current or former employee, officer, trustee, director or other service provider of the Company, Company LP or any Company Subsidiary to severance pay or any other similar termination payment or (iii) result in any amount failing to be deductible by reason of Section 280G of the Code. No Person is entitled to any gross-up, make-whole or other additional payment in respect of any Taxes imposed under Section 409A or Section 4999 of the Code or any interest or penalty related thereto.

(f)    Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect: (i) no non-exempt “prohibited transactions” (as described in Section 406 of ERISA or Section 4975 of the Code) have occurred with respect to any Company Benefit Plan; and (ii) each Company Benefit Plan that is a “nonqualified deferred compensation plan” (as defined under Section 409A(d)(1) of the Code) has been operated and administered in good faith compliance with Section 409A of the Code and related Treasury guidance thereunder.

(g)    Section 4.13(g) of the Company Disclosure Letter lists: (i) each outstanding award of Company Restricted Shares, and with respect to each award of Company Restricted Shares, the name of the holder thereof, the additional Company Restricted Shares issuable upon performance in excess of target levels in accordance with the terms of the applicable award agreement or Company Equity Incentive Plan governing such award and such target level and the aggregate cash dividends and other distributions payable with respect to the award pursuant to Section 3.3(d) if the REIT Merger Effective Time were on the date of this Agreement; (ii) each outstanding Company Option, and with respect to each Company Option, the name of the holder thereof (except to the extent that such Company Option is “underwater” relative to the REIT Per Share Merger Consideration), the grant date, exercise price, expiration date, current vesting status and vesting conditions and whether or not the Option was intended to be an “incentive stock option;” (iii) each outstanding Company Look-Back LTI Award, and with respect to each Company Look-Back LTI Award, the name of the grantee thereof, and for the outstanding performance period, the target amount of the performance portion of the award and the stretch amount of the performance portion of the award; and (iv) each Person that is entitled to receive any annual cash incentive under the Company’s applicable annual incentive bonus program and the amount payable thereunder as described in Section 7.15(e). The Company shall, no later than five (5) Business Days prior to the REIT Merger Effective Time, update the information set forth in Section 4.13(g) of the Company Disclosure Letter.

Section 4.14    Labor Matters.

(a)    None of the Company, Company LP or any Company Subsidiary is a party to any collective bargaining agreement, trade union or other labor union contract applicable to Persons employed by the Company, Company LP or any Company Subsidiary. To the Knowledge of the Company, (i) no union organizing efforts have been conducted within the last three (3) years or are now being conducted, and (ii) there is no pending, nor to the Knowledge of the Company, threatened, strike, slowdown, work stoppage, lockout or other material labor dispute by or with respect to any employees of the Company, Company LP or any Company Subsidiary.

(b)    Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, each of the Company, Company LP and each Company Subsidiary is in compliance with all applicable Laws relating to labor and employment, including all applicable Laws relating to wages, hours, collective bargaining, unemployment compensation, employment discrimination, civil rights, immigration control, employee classification, safety and health, workers’ compensation, pay equity, information privacy and security, and the collection and payment of withholding and/or social security taxes. Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, none of the Company, Company LP or any Company Subsidiary is delinquent in paying, or has otherwise failed to pay, any wages due to any employee or group of employees. None of the Company, Company LP or any Company Subsidiary has incurred any liability or obligation under the Worker Adjustment and Retraining Notification Act or any similar state or local Law within the last twelve (12) months that remains unsatisfied.

Section 4.15    Information Supplied. None of the information relating to the Company, Company LP or the Company Subsidiaries contained in the Proxy Statement or supplied by the Company for inclusion or incorporation by reference in the Proxy Statement or any other document to be filed with the SEC or any other Governmental Authority in connection with the transactions contemplated by this Agreement ( “Other Filings”) will (a) in the case of the Proxy Statement, at the time of the mailing thereof or at the time the Company Shareholder Meeting is to be held or at the time of any amendment or supplement thereof, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, or (b) with respect to the Other Filings, at the time of the filing thereof with the SEC, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. All documents that the Company is responsible for filing with the SEC in connection with this Agreement, the Mergers or the other transactions contemplated hereby will comply as to form and substance in all material respects with the applicable requirements of the Securities Act and the Exchange Act; provided, that no representation or warranty is made hereunder with respect to statements made or incorporated by reference in the Proxy Statement by, or with respect to, Parent.

Section 4.16    Intellectual Property. Except as set forth in Section 4.16 of the Company Disclosure Letter, as of the date of this Agreement, none of the Company, Company LP or any Company Subsidiary: (i) owns any material registered trademarks, service marks, Internet domain names, patents or copyrights, (ii) has any pending applications, registrations or recordings for any trademarks, service marks, Internet domain names, patents or copyrights that are material to the operation of the Company, Company LP or any Company Subsidiary, as applicable, or (iii) is a party to any licenses, contracts or agreements with respect to use by the Company, Company LP or any Company Subsidiary of any material trademarks, service marks, Internet domain names, patents or copyrights (other than any license of commercially available software in the ordinary course of business). To the Knowledge of the Company, no Intellectual

Property used by the Company, Company LP or any of the Company Subsidiaries infringes or is alleged to infringe any Intellectual Property rights of any third party. No claims are pending, or to the Knowledge of the Company, threatened, contesting the validity, enforceability, ownership or use of any material Intellectual Property owned by the Company or alleging that the Company, Company LP or any of the Company Subsidiaries infringes or otherwise violates any Intellectual Property Rights of any third Person in any material respect. To the Knowledge of the Company, no Person is misappropriating, infringing or otherwise violating any Intellectual Property of the Company, Company LP or any Company Subsidiary. Except as, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect, the Company, Company LP and the Company Subsidiaries own the entire right, title and interest in and to, or are licensed to use, or otherwise possess valid rights to use, all Intellectual Property necessary to conduct the business of the Company, Company LP and the Company Subsidiaries as it is currently conducted. Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, to the Knowledge of the Company, none of the Company, Company LP or any Company Subsidiary has experienced any interruption to, or any breach of the security of, its information technology systems, or any personal or other sensitive information in its possession or under its control.

Section 4.17    Environmental Matters. Except (i) as set forth in any Phase I or Phase II or other environmental report or any Company Title Insurance Policy provided or otherwise made available to Parent prior to the date hereof, (ii) as set forth in Section 4.17 of the Company Disclosure Letter or (iii) with respect to clauses (a)-(f) below, as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect:

(a)    The Company, Company LP and each Company Subsidiary are and since January 1, 2013 have been in compliance with all Environmental Laws.

(b)    The Company, Company LP and each Company Subsidiary have all Environmental Permits necessary to own their properties and conduct their current operations and are in compliance with such Environmental Permits. All such Environmental Permits are valid and in full force and effect. All applications required to have been filed for the renewal of such Environmental Permits have been duly filed on a timely basis with the appropriate Governmental Authority. To the Knowledge of the Company, no suspension or cancellation of any such Environmental Permit is pending.

(c)    Neither the Company, Company LP nor any Company Subsidiary has received any written notice, demand, letter or claim alleging that the Company, Company LP or any such Company Subsidiary is in violation of, or liable under, any Environmental Law or that any Order has been issued against the Company, Company LP or any Company Subsidiary, in each case, which remains unresolved. There is no Action pending, or, to the Knowledge of the Company, threatened against the Company, Company LP or any Company Subsidiary under any Environmental Law.

(d)    Neither the Company, Company LP nor any Company Subsidiary has entered into or agreed to any Order or is subject to any judgment, decree or judicial, administrative or compliance order relating to compliance with Environmental Laws, Environmental Permits or the investigation, sampling, monitoring, treatment, remediation, removal or cleanup of Hazardous Substances.

(e)    Neither the Company, Company LP nor any Company Subsidiary, nor, to the Knowledge of the Company, any third Person, has caused any release of a Hazardous Substance that is in violation of any Environmental Law or would reasonably be expected to require investigation or remediation by the Company, Company LP or any Company Subsidiary under any Environmental Law.

(f)    Neither the Company, Company LP nor any Company Subsidiary has assumed by contract any liability under any Environmental Law or is an indemnitor in connection with any asserted claim by any third party indemnitee for any liability under any Environmental Law or relating to any Hazardous Substances.

(g)    To the Knowledge of the Company, the Company has made available to Parent all material environmental audits, reports and other material environmental documents relating to the Company, Company LP, and the Company Subsidiaries or their Affiliates’ or predecessors’ past or current properties, facilities or operations that are in its possession, custody or control.

(h)    Notwithstanding any other provision of this Agreement, this Section 4.17 contains the exclusive representations and warranties of the Company, Company LP and any Company Subsidiary with respect to environmental matters, Environmental Laws or Hazardous Substances.

Section 4.18    Properties.

(a)    Section 4.18(a)(i) of the Company Disclosure Letter sets forth a list of the address of each Company Property, whether such Company Property is owned, leased or subleased, and of which the Company, Company LP or Company Subsidiary is the owner, lessee or sublessee. Section 4.18(a)(ii) of the Company Disclosure Letter sets forth a list of each real property which, as of the date of this Agreement, is under contract by the Company, Company LP or a Company Subsidiary for purchase, lease or sublease by the Company, Company LP or such Company Subsidiary. Section 4.18(a)(iii) of the Company Disclosure Letter sets forth a list of the mortgage notes receivables and commercial mortgage backed and similar securities owned by the Company, Company LP or any Company Subsidiary.

(b)    Either the Company, Company LP or a Company Subsidiary owns good and marketable fee simple title or leasehold title (as applicable) to each of the Company Properties, in each case, free and clear of Liens, except for Company Permitted Liens.

(c)    To the Knowledge of the Company, (i) no certificate, permit or license from any Governmental Authority having jurisdiction over any of the Company Properties or any agreement, easement or other right of an unlimited duration that is necessary to permit the lawful use and operation of the buildings and improvements on any of the Company Properties or that is necessary to permit the lawful use and operation of all utilities, parking areas, retention ponds, driveways, roads and other means of egress and ingress to and from any of the Company Properties has failed to be obtained or is not in full force and effect as of the date of this

Agreement (and there is no pending written threat of modification or cancellation of any of same), except for such failures to be in full force and effect which, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect, and (ii) there exists no uncured violation of any Laws affecting any of the Company Properties that would, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(d)    No condemnation, eminent domain or similar proceeding is pending with respect to any owned Company Property, and neither the Company, Company LP nor any Company Subsidiary has received any written notice to the effect that (i) any condemnation or rezoning proceedings are threatened with respect to any of the Company Properties or (ii) any zoning regulation or ordinance (including with respect to parking), Board of Fire Underwriters rules, building, fire, health or other Law has been violated (and remains in violation) for any Company Property, except with respect to each of clauses (i) and (ii) as would not, individually or in the aggregate, reasonably be expected to result in a Company Material Adverse Effect.

(e)    The information set forth in the rent rolls for each of the Company Properties, as of June 27, 2017, which rent rolls have previously been made available by or on behalf of the Company, Company LP or any Company Subsidiary to Parent (including an indication of whether any Company Property is subject to net leases), are true and correct in all material respects. Section 4.18(e) of the Company Disclosure Letter sets forth all ground leases and other leases for the Company Properties to which the Company, Company LP or any Company Subsidiary is the lessee or sublessee (“Ground Leases”).

(f)    To the Knowledge of the Company, true and complete (in all material respects) copies of (i) all Ground Leases and (ii) all Company Leases (other than Company Leases for space at the Company Properties for telecommunications equipment pursuant to which the annual rental does not exceed $50,000 (the “Antenna Leases”) and all month-to-month Company Leases), in each case in effect as of the date hereof, have been made available to Parent; and in the case of the Company Property known as the NOVA Build-to-Suit Property, the lease summary made available to Parent accurately summarizes all material terms of the Company Lease at such Company Property (other than the fee owner thereof) and does not fail to disclose any material term and there is no other Company Lease at such Company Property. Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect in the case of clauses (i), (iii) and (iv) below or as set forth in Section 4.18(f) of the Company Disclosure Letter, (i) neither the Company, Company LP nor any Company Subsidiary has given written notice of breach or violation of, or default under, any Company Lease, nor, to the Knowledge of the Company, is any counterparty in breach or violation of, or default under, any Ground Lease or Company Lease (other than any Antenna Lease), in each case, which violation or breach remains outstanding and uncured, (ii) other than monetary defaults which, in the aggregate, are not material to the Company, no tenant under a Company Lease is in monetary default under such Company Lease (other than any Antenna Lease), which default remains outstanding and uncured, (iii) each Ground Lease and Company Lease (other than any Antenna Lease) is valid, binding and enforceable in accordance with its terms and is in full force and effect with respect to the Company, Company LP or a Company Subsidiary and, to the Knowledge of the Company, with respect to the other parties thereto, except as may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar

Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at Law), and (iv) neither the Company, Company LP nor any Company Subsidiary is responsible for any outstanding Tenant Improvements, Tenant Improvement allowances or leasing commissions required in connection with any Ground Lease or Company Lease (other than any Antenna Lease).

(g)    Except as set forth in Section 4.18(g) of the Company Disclosure Letter or as set forth in the Company Title Insurance Policies, there are no pending Tax abatements or exemptions specifically affecting any Company Properties, and the Company, Company LP and the Company Subsidiaries have not received any written notice of any proposed increase in the assessed valuation of any Company Property, except in each case for any such Taxes or assessment that, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect.

(h)    Except for the Company Permitted Liens, as set forth in the Company Leases and the Company Title Insurance Policies made available to Parent, as set forth in the Organizational Documents of the Unconsolidated Subsidiaries or as would not reasonably be expected to have a Company Material Adverse Effect, (i) there are no unexpired option to purchase agreements, rights of first refusal or first offer or any other rights to purchase or otherwise acquire any Company Property or any portion thereof, and (ii) there are no other outstanding rights or agreements to enter into any contract for sale, ground lease or letter of intent to sell or ground lease any Company Property or any portion thereof that is owned by any Company, Company LP or any Company Subsidiary, which, in each case, is in favor of any party other than the Company, Company LP or any Company Subsidiary (a “Company Third Party”).

(i)    Except as set forth in Section 4.18(i) of the Company Disclosure Letter and except pursuant to a Company Lease or any Ground Lease, neither the Company nor Company LP or any Company Subsidiary is a party to any agreement pursuant to which the Company, Company LP or any Company Subsidiary manages or manages the development of any real property for any Company Third Party.

(j)    For each Company Property, policies of (i) title insurance have been issued insuring, as of the effective date of each such insurance policy, fee simple title interest held by the Company, Company LP or the applicable Company Subsidiary with respect to the Company Properties that are not subject to the Ground Leases, and (ii) leasehold insurance have been issued insuring, as of the effective date of each such insurance policy, the leasehold interest that the Company, Company LP, or the applicable Company Subsidiary holds with respect to each Company Property that is subject to a Ground Lease (each, a “Company Title Insurance Policy” and, collectively, the “Company Title Insurance Policies”). A copy of each Company Title Insurance Policy in the Company’s possession has been made available to Parent. No written claim has been made against any Company Title Insurance Policy, which, individually or in the aggregate, would be material to any Company Property.

(k)    To the Knowledge of the Company, Section 4.18(k) of the Company Disclosure Letter lists each Company Property that is (i) under development as of the date hereof (other than normal repair and maintenance), and describes the status of such development as of the date hereof or (ii) subject to a binding agreement for development or commencement of construction by the Company, Company LP or a Company Subsidiary, in each case other than those pertaining to customary capital repairs, replacements and other similar correction of deferred maintenance items in the ordinary course of business.

(l)    Section 4.18(l) of the Company Disclosure Letter lists the parties (other than the Company, Company LP, or a Company Subsidiary) currently providing leasing brokerage services or third party property management services to the Company, Company LP or a Company Subsidiary and identifies the Company Properties to which such leasing brokerage services or third party management services apply. To the Knowledge of the Company, (i) true and complete (in all material respects) copies of all agreements governing third party management services have been made available to Parent, (ii) all agreements and arrangements for leasing brokerage services are terminable by the Company, Company LP or a Company Subsidiary upon not more than ninety (90) days’ notice without penalty, and (iii) none of the Company, Company LP or any Company Subsidiary or any counterparty is in breach or violation of, or default under, any leasing brokerage or third party management services agreement or arrangement, which breach or violation would, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(m)    The Company and the Company Subsidiaries have good and valid title to, or a valid and enforceable leasehold interest in, or other right to use, all personal property owned, used or held for use by them as of the date of this Agreement (other than property owned by tenants and used or held in connection with the applicable tenancy), except as, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect. None of the Company’s or any of the Company’s Subsidiaries’ ownership of or leasehold interest in any such personal property is subject to any Liens, except for the Company Permitted Liens and Liens that would not reasonably be expected to have a Company Material Adverse Effect.

(n)    Except as set forth in Section 4.18(n) of the Company Disclosure Letter, to the Knowledge of the Company (i) there are no structural defects, or violation of Law, relating to any Company Property that would have, or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, and (ii) no physical damage has occurred at any Company Property that would have, or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect for which there is not insurance in effect covering the cost of the restoration and the loss of revenue, subject to reasonable deductibles and retention limits.

Section 4.19    Material Contracts.

(a)    Except (i) for contracts filed as exhibits to the Company SEC Documents filed prior to the date hereof and (ii) for contracts that (x) will be fully performed and satisfied as of or prior to Closing, or (y) are by and among only the Company and any wholly owned Company Subsidiary or among wholly owned Company Subsidiaries, Section 4.19(a) of the Company Disclosure Letter sets forth a list of each contract, oral or written, to which the Company, Company LP or any Company Subsidiary is a party or by which any of them or any of their properties or assets are bound (other than Company Leases and Ground Leases) which, as of the date hereof:

(i)    is required to be filed with the SEC pursuant to Item 601(b)(2), (4), (9) or (10) of Regulation S-K under the Securities Act;

(ii)    is required to be described pursuant to Item 404 of Regulation S-K under the Securities Act;

(iii)    obligates the Company, Company LP or any Company Subsidiary to make any expenditures (other than principal and/or interest payments or the deposit of other reserves with respect to debt obligations), except for (A) any contract which provides for routine property-level maintenance or service and is terminable upon not more than sixty (60) days’ notice without a penalty or premium, and (B) any contracts which obligate the Company, Company LP or such Company Subsidiary to make aggregate annual expenditures of not more than $300,000, provided that the unexpired term of such contract is not more than five (5) years;

(iv)    contains any non-compete or exclusivity provisions with respect to any line of business or geographic area with respect to the Company, Company LP or any Company Subsidiary, or, upon consummation of the Mergers and the other transactions contemplated by this Agreement, Parent or Parent Subsidiaries, or which restricts the conduct of any business conducted by the Company, Company LP or any Company Subsidiary or any geographic area in which the Company, Company LP or any Company Subsidiary may conduct business;

(v)    obligates the Company, Company LP or any Company Subsidiary to indemnify any past or present trustees, directors, officers, employees and agents of the Company, Company LP or any Company Subsidiary pursuant to which the Company, Company LP or such Company Subsidiary is the indemnitor, other than the Company Declaration, the Company Bylaws, the Company Partnership Certificate, the Company Partnership Agreement or the Organizational Documents of any Company Subsidiary;

(vi)    is a settlement, conciliation, or similar contract that imposes any material monetary or non-monetary obligations upon the Company, Company LP or any Company Subsidiary after the date of this Agreement;

(vii)    (A) requires the Company, Company LP or any Company Subsidiary to dispose of or acquire assets or properties (other than in connection with the expiration of a Company Lease or Ground Lease pursuant to the terms thereof), (B) gives any Person the right to buy any Company Property or obligates the Company, Company LP or any Company Subsidiary to acquire, sell or enter into any lease for any real property, or (C) involves any pending or contemplated merger, consolidation or similar business combination transaction;

(viii)    relates to a joint venture, partnership, strategic alliance or similar arrangement or relates to or involves a sharing of revenues, profits, losses, costs or liabilities by the Company, Company LP or any Company Subsidiary with any Person;

(ix)    contains restrictions on the ability of the Company, Company LP or any Company Subsidiary to pay dividends or other distributions (other than pursuant to the Organizational Documents and the Existing Loan Documents);

(x)    contains a standstill or similar provision pursuant to which the Company, Company LP or any Company Subsidiary has agreed not to acquire assets of the other party or any of its Affiliates;

(xi)    is with a Governmental Authority, except for any contract that is disclosed on the Company Title Insurance Policies; or

(xii)    constitutes a loan to any Person (other than a wholly owned Company Subsidiary) by the Company, Company LP or any Company Subsidiary (other than advances or rent relief made under the Company Leases or grants of relief as to the timing for the payment of rent in the ordinary course of business in connection with or pursuant to the Company Leases or pursuant to any disbursement agreement, development agreement or development addendum entered into in connection with a Company Lease with respect to the development, construction or equipping of the Company Properties or the funding of improvements to the Company Properties).

(b)    Each contract in any of the categories set forth in Section 4.19(a)(i) through (xii) to which the Company, Company LP or any Company Subsidiary is a party or by which it is bound as of the date hereof is referred to herein as a “Company Material Contract.” For the avoidance of doubt, the term “Company Material Contract” does not include any Company Leases or Ground Leases.

(c)    Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, each Company Material Contract is legal, valid, binding and enforceable on the Company, Company LP and each Company Subsidiary that is a party thereto and, to the Knowledge of the Company, each other party thereto, and is in full force and effect, except as may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at Law). Except as, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect, the Company, Company LP and each Company Subsidiary has performed all obligations required to be performed by it prior to the date hereof under each Company Material Contract and, to the Knowledge of the Company, each other party thereto has performed all obligations required to be performed by it under such Company Material Contract prior to the date hereof. None of the Company, Company LP or any Company Subsidiary, nor, to the Knowledge of the Company, any other party thereto, is in material breach or violation of, or default under, any Company Material Contract, and no event has occurred that, with notice or lapse of time or both, would constitute a violation, breach or default under any Company Material Contract, except where in each case such breach, violation or default is not reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect. None of the Company, Company LP or any Company Subsidiary has received written notice of any violation or default under any Company Material Contract, except for violations or defaults that, individually or in the aggregate, would not reasonably be expected to have a Company Material

Adverse Effect. None of the Company, Company LP or any Company Subsidiary has received written notice of termination under any Company Material Contract, and, to the Knowledge of the Company, no party to any Company Material Contract has threatened to cancel any Company Material Contract, except as would not, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect. To the Knowledge of the Company, the Company has made available to Parent copies of all Company Material Contracts (including any amendments or other modifications thereto), which copies are true and complete in all material respects.

Section 4.20    Insurance. The Company has made available to Parent copies of the binders of all material insurance policies and all material fidelity bonds or other material insurance contracts providing coverage for the Company’s, Company LP’s and the Company Subsidiaries’ businesses and for all Company Properties (the “Company Insurance Policies” which shall not be deemed to include any title insurance policies). The Company Insurance Policies include all material insurance policies and all material fidelity bonds or other material insurance service contracts required by any Ground Lease. Except as, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect, all premiums due and payable under all Company Insurance Policies have been paid, and the Company, Company LP and the Company Subsidiaries have otherwise complied in all material respects with the terms and conditions of all Company Insurance Policies. To the Knowledge of the Company, such Company Insurance Policies are valid and enforceable in accordance with their terms and are in full force and effect. No written notice of cancellation or termination has been received by the Company, Company LP or any Company Subsidiary with respect to any Company Insurance Policy which has not been replaced on substantially similar terms prior to the date of such cancellation. The Company Insurance Policies include such insurance in such amounts and with respect to risks and losses, which the Company believes are adequate for the operation of its, Company LP’s and the Company Subsidiaries’ businesses.

Section 4.21    Opinion of Financial Advisor. The Company Board has received the written opinion of Wells Fargo Securities, LLC (or an oral opinion to be confirmed in writing), to the effect that, as of the date of such opinion and based upon and subject to the assumptions, qualifications and limitations set forth in such opinion, the REIT Per Share Merger Consideration to be received by the holders of the Company Common Shares (excluding Parent, REIT Merger Sub, Partnership Merger Sub and their respective Affiliates) is fair, from a financial point of view, to such holders.

Section 4.22    Approval Required. With respect to the Company, the affirmative vote of the holders of a majority of the Company Common Shares then outstanding and entitled to vote (the “Company Shareholder Approval”) is the only vote of holders of securities of the Company required to approve the REIT Merger and the other transactions contemplated by this Agreement. With respect to Company LP, the affirmative vote of the Company, in its capacities as the sole general partner and a limited partner of Company LP, is the only vote required to approve the Partnership Merger and the other transactions contemplated by this Agreement.

Section 4.23    Brokers. Except for the fees and expenses payable to Wells Fargo Securities, LLC, no broker, investment banker or other Person is entitled to any broker’s, finder’s or other similar fee or commission in connection with the Mergers and the other transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company, Company LP or any Company Subsidiary. The Company has made available to Parent true and complete copies of all agreements between the Company and Wells Fargo Securities, LLC relating to the Mergers and the other transactions contemplated by this Agreement, which agreements disclose all fees payable thereunder.

Section 4.24    Investment Company Act. Neither the Company or Company LP, nor any Company Subsidiary, is, or at the REIT Merger Effective Time will be, or be required to be, registered as an investment company under the Investment Company Act of 1940, as amended.

Section 4.25    Takeover Statutes. The Company Parties have taken all action required to be taken by them in order to exempt this Agreement, the Mergers and the other transactions contemplated by this Agreement from (and this Agreement, the Mergers and the other transactions contemplated by this Agreement are exempt from) the requirements of any “fair price,” “moratorium,” “control share acquisition,” “business combination” or other takeover Laws (collectively, the “Takeover Statutes”). No dissenters’, appraisal or similar rights are available to the holders of the Company Common Shares or Company Partnership Units with respect to the Mergers or the other transactions contemplated by this Agreement.

Section 4.26    Existing Indebtedness.

(a)    There are no material agreements, documents or other instruments evidencing or securing Indebtedness of the types described in clauses (i), (v), (vi) or (vii) of the definition of Indebtedness (or of the types described in clauses (viii) or (ix) of the definition of Indebtedness with respect to such clauses), including outstanding commitments under any lines of credit, to which the Company, Company LP or any of the Company Subsidiaries is a borrower or obligor or by which Company, Company LP or any of the Company Subsidiaries or any of their respective properties or assets are bound as security for Indebtedness, including all loans encumbering the Company Properties or any other Indebtedness (excluding Indebtedness represented by equipment leases) with an aggregate principal amount of $1,000,000 or more (the “Existing Loans”), other than those agreements, documents or other instruments evidencing and/or securing the Existing Loans set forth in Section 4.26 of the Company Disclosure Letter (the “Existing Loan Documents”). To the Knowledge of the Company, the Company has made available to Parent true, correct and complete copies of all Existing Loan Documents together with all material amendments and other modifications thereto.

(b)    Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, the Existing Loan Documents are in full force and effect with respect to the Company, Company LP or the applicable Company Subsidiaries, as applicable, and, to the Knowledge of the Company, with respect to the other parties thereto, except as may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at Law). None of the Company, Company LP or any Company Subsidiary is in default in any material respect, nor has it received written notice that it is in default in any material respect, under the Existing Loan Documents that remains uncured or which will not be cured prior to the Closing Date, and, to the Knowledge of the Company, no other party is in breach or violation of, or default under, any Existing Loan Document in any material respect.

Section 4.27    Related Party Transactions. Except for this Agreement or as set forth in the Company SEC Documents filed through and including the date of this Agreement or as permitted by this Agreement, from January 1, 2014 through the date of this Agreement, there have been no transactions, agreements, arrangements or understandings between the Company, Company LP or any Company Subsidiary, on the one hand, and any Affiliates (other than the Company Subsidiaries) of the Company, on the other hand, that would be required to be disclosed under Item 404 of Regulation S-K under the Securities Act.

Section 4.28    No Other Representations and Warranties. Except for the representations or warranties expressly set forth in this Article 4, neither the Company, Company LP nor any other Person has made to Parent, REIT Merger Sub or Partnership Merger Sub any representation or warranty, expressed or implied, with respect to the Company, Company LP or the Company Subsidiaries, their businesses, operations, assets, liabilities, condition (financial or otherwise), results of operations, future operating or financial results, estimates, projections, forecasts, plans or prospects (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans or prospects) or the accuracy or completeness of any information regarding the Company, Company LP or the Company Subsidiaries. In particular, without limiting the foregoing disclaimer, neither the Company, Company LP nor any other Person makes or has made any representation or warranty to Parent or any of its Affiliates or Representatives with respect to, except for the representations and warranties made by the Company and Company LP in this Article 4, any oral or written information presented to Parent or any of its Affiliates or Representatives in the course of their due diligence of the Company and Company LP, the negotiation of this Agreement or in the course of the transactions contemplated hereby.

ARTICLE 5

REPRESENTATIONS AND WARRANTIES OF PARENT, REIT MERGER SUB AND

PARTNERSHIP MERGER SUB

Except as set forth in the disclosure letter prepared by Parent, REIT Merger Sub and Partnership Merger Sub with numbering corresponding to the numbering of this Article 5 delivered by Parent, REIT Merger Sub and Partnership Merger Sub to the Company and Company LP prior to the execution and delivery of this Agreement (the “Parent Disclosure Letter”) (it being acknowledged and agreed that disclosure of any item in any section or subsection of the Parent Disclosure Letter shall be deemed disclosed with respect to any other section or subsection of this Agreement to the extent the applicability of such disclosure is reasonably apparent from the face of such disclosure (it being understood that to be so reasonably apparent it is not required that the other Sections be cross-referenced)); provided, that nothing in the Parent Disclosure Letter is intended to broaden the scope of any representation or warranty of Parent, REIT Merger Sub and Partnership Merger Sub, and no reference to or disclosure of any item or other matter in the Parent Disclosure Letter shall be construed as an admission or indication that (i) such item or other matter is material, (ii) such item or other matter is required to be referred to in the Parent Disclosure Letter or (iii) any breach or violation of applicable Laws or any contract, agreement, arrangement or understanding to which Parent,

REIT Merger Sub or Partnership Merger Sub is a party exists or has actually occurred, each of Parent, REIT Merger Sub and Partnership Merger Sub hereby, jointly and severally, represents and warrants to the Company and Company LP that:

Section 5.1    Organization and Qualification. Each of Parent and REIT Merger Sub is a real estate investment trust duly organized, validly existing and in good standing under the Laws of the State of Maryland. Partnership Merger Sub is a limited partnership duly organized, validly existing and in good standing under the Laws of the State of Delaware. Each of Parent, REIT Merger Sub and Partnership Merger Sub has the requisite real estate investment trust or partnership, as applicable, power and authority to own and lease its properties and assets and to conduct its business as it is now being conducted. Each of Parent, REIT Merger Sub and Partnership Merger Sub is duly qualified or licensed to do business, and is in good standing, in each jurisdiction where the character of the properties owned or leased by it or the nature of its business makes such qualification, licensing or good standing necessary, except for such failures to be so qualified, licensed or in good standing that would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect. REIT Merger Sub is a wholly owned Parent Subsidiary, and Partnership Merger Sub is a majority owned subsidiary of REIT Merger Sub and a wholly owned Parent Subsidiary. REIT Merger Sub and Partnership Merger Sub were each formed solely for the purpose of engaging in the Mergers and the other transactions contemplated by this Agreement, and none of REIT Merger Sub or Partnership Merger Sub has conducted any activities other than in connection with its organization, the negotiation and execution of this Agreement and the consummation of the Mergers and the other transactions contemplated hereby.

Section 5.2    Authority.

(a)    Each of Parent, REIT Merger Sub and Partnership Merger Sub has the requisite real estate investment trust or partnership, as the case may be, power and authority, as applicable, to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated by this Agreement, including the Mergers. The execution and delivery of this Agreement by each of Parent, REIT Merger Sub and Partnership Merger Sub and the consummation by each of Parent, REIT Merger Sub and Partnership Merger Sub of the Mergers and the other transactions contemplated by this Agreement have been duly and validly authorized by all necessary real estate investment trust or partnership, as applicable, action, and no other real estate investment trust or partnership, as applicable, proceedings on the part of each of Parent, REIT Merger Sub and Partnership Merger Sub are necessary to authorize this Agreement or the Mergers or to consummate the Mergers or the other transactions contemplated by this Agreement, subject, with respect to the Mergers, to the filing of the REIT Merger Articles of Merger with, and the acceptance for record of the REIT Merger Articles of Merger by, the Maryland SDAT, and the filing of the Partnership Merger Certificate of Merger with, and the acceptance for record of the Partnership Merger Certificate of Merger by, the Delaware SOS. This Agreement has been duly executed and delivered by each of Parent, REIT Merger Sub and Partnership Merger Sub and assuming due authorization, execution and delivery by the Company and Company LP, constitutes a legally valid and binding obligation of each of Parent, REIT Merger Sub and Partnership Merger Sub, enforceable against each of them in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at Law).

(b)    The Parent Board at a duly held meeting has, by unanimous vote, (i) determined that the terms and conditions of this Agreement, the Mergers and the other transactions contemplated by this Agreement are advisable and in the best interests of Parent, and (ii) approved and adopted this Agreement, the Mergers and the other transactions contemplated thereby, which resolutions remain in full force and effect and have not been subsequently rescinded, modified or withdrawn in any way. In addition, Parent, in its capacity as the sole shareholder of REIT Merger Sub, and REIT Merger Sub, in its capacity as the sole general partner of Partnership Merger Sub, have each taken all actions required for the execution of this Agreement by REIT Merger Sub and Partnership Merger Sub, as applicable, and to adopt and approve this Agreement and to approve the consummation by REIT Merger Sub and Partnership Merger Sub, as applicable, of the Mergers and the other transactions contemplated by this Agreement.

Section 5.3    No Conflict; Required Filings and Consents.

(a)    The execution and delivery of this Agreement by each of Parent, REIT Merger Sub and Partnership Merger Sub does not, and the performance of this Agreement and its obligations hereunder will not, (i) conflict with or violate any provision of any organizational or governing document of Parent, REIT Merger Sub or Partnership Merger Sub, (ii) assuming that all consents, approvals, authorizations and permits described in Section 5.3(b) have been obtained, all filings and notifications described in Section 5.3(b) have been made and any waiting periods thereunder have terminated or expired, conflict with or violate any Law applicable to each of Parent, REIT Merger Sub and Partnership Merger Sub or by which any property or asset of each of Parent, REIT Merger Sub and Partnership Merger Sub is bound, or (iii) require any consent or approval (except as contemplated by Section 5.3(b)) under, result in any breach of any obligation or any loss of any benefit or material increase in any cost or obligation of Parent, REIT Merger Sub or Partnership Merger Sub under, or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to any other Person any right of termination, acceleration or cancellation (with or without notice or the lapse of time or both) of, or give rise to any right of purchase, first offer or forced sale under or result in the creation of a Lien on any property or asset of Parent, REIT Merger Sub or Partnership Merger Sub pursuant to, any note, bond, debt instrument, indenture, contract, agreement, ground lease, license, permit or other legally binding obligation to which Parent, REIT Merger Sub or Partnership Merger Sub is a party except, as to clauses (ii) and (iii) above, for any such conflicts, violations, breaches, defaults or other occurrences which, individually or in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect.

(b)    The execution and delivery of this Agreement by each of Parent, REIT Merger Sub and Partnership Merger Sub does not, and the performance of this Agreement by each of Parent, REIT Merger Sub and Partnership Merger Sub will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Authority, except (i) the filing with the SEC of such reports under, and other compliance with, the Exchange Act and the Securities Act as may be required in connection with this Agreement, the Mergers and the other transactions contemplated by this Agreement, (ii) for any filings required by any state securities or “blue sky” Laws, (iii) any filings required under the rules and regulations of The NASDAQ Stock Market LLC, (iv) the filing of the REIT Merger Articles of Merger with, and the acceptance of the REIT Merger Articles of Merger for record by, the Maryland SDAT, (v) the filing of the Partnership Merger Certificate of Merger with, and the acceptance of the Partnership Merger Certificate of Merger by, the Delaware SOS, (vi) such filings as may be required in connection with state and local Transfer Taxes, and (vii) where failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, individually or in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect.

Section 5.4    Litigation. Except as individually or in the aggregate, would not be expected to have a Parent Material Adverse Effect, as of the date of this Agreement, (a) there is no Action pending or, to the Knowledge of Parent, threatened in writing against Parent or REIT Merger Sub, Partnership Merger Sub or any other Parent Subsidiary, and (b) none of Parent or REIT Merger Sub, Partnership Merger Sub or any other Parent Subsidiary, is subject to any outstanding Order of any Governmental Authority.

Section 5.5    Information Supplied. None of the information relating to Parent, REIT Merger Sub or Partnership Merger Sub supplied in writing by Parent for inclusion or incorporation by reference in the Proxy Statement or any Other Filings (will (a) in the case of the Proxy Statement, at the time of the mailing thereof or at the time the Company Shareholder Meeting is to be held or at the time of any amendment or supplement thereof, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, or (b) with respect to any Other Filings, at the time of the filing thereof with the SEC, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

Section 5.6    Brokers. No broker, investment banker or other Person is entitled to any broker’s, finder’s or other similar fee or commission in connection with the Mergers or the other transactions contemplated by this Agreement based upon arrangements made by or on behalf of any of Parent, REIT Merger Sub or Partnership Merger Sub for which the Company, Company LP or any Company Subsidiary would be responsible prior to the REIT Merger Effective Time.

Section 5.7    Available Funds.

(a)    Parent (i) has, and will have on the Closing Date, sufficient cash on hand to pay the REIT Merger Consideration, the Share Award Payments, the Partnership Merger Consideration and all fees and related expenses required to be paid by Parent and the REIT Surviving Entity, and there is not, and there will not be on the Closing Date, any restriction on the use of such cash for such purpose and (ii) has, and will have on the Closing Date, the resources and capabilities (financial or otherwise) to perform and satisfy the obligations of Parent, REIT Merger Sub and Partnership Merger Sub set forth in this Agreement, including in connection with the Mergers and the other transactions contemplated by this Agreement, in the case of each of clauses (i) and (ii), on the terms and conditions contained in this Agreement. Each of Parent, REIT Merger Sub and Partnership Merger Sub acknowledges that the obligations of each of Parent, REIT Merger Sub and Partnership Merger Sub hereunder are not subject to any conditions regarding the ability of Parent, REIT Merger Sub or Partnership Merger Sub to obtain financing for the consummation of the transactions contemplated by this Agreement or otherwise.

(b)    Parent has previously provided the Company with a true, correct and complete copy of an executed commitment letter dated June 27, 2017 (including joinders, exhibits, schedules and annexes thereto) and the Redacted Fee Letter (the “Debt Commitment Letter”) from the Financing Source named therein pursuant to which, and subject to (and only to) the terms and conditions expressly set forth therein, such Financing Source has committed to provide Parent with financing in an aggregate amount of $750,000,000 (the “Debt Financing”). The Debt Commitment Letter is legal, valid and binding obligations of Parent and, to the Knowledge of Parent, each of the other parties thereto. The Debt Commitment Letter has not been amended or modified prior to the date of this Agreement, and as of the date hereof (x) no such amendment or modification is contemplated and (y) the commitments and obligations contained in the Debt Commitment Letter have not been withdrawn, modified or rescinded in any respect. There are no conditions precedent or other contingencies related to the funding of the full amount of the Debt Financing (including any flex provisions), other than as set forth in or contemplated by the Debt Commitment Letter. As of the date hereof, Parent reasonably believes (both before and after giving effect to any “flex” provisions contained in the Redacted Fee Letter) that it will be able to satisfy the conditions to the Debt Financing contemplated by the Debt Commitment Letter and that the Debt Financing will be made available to Parent on the Closing Date. In no event shall the receipt or availability of any funds or Financing by Parent or any of its Affiliates or any other financing transactions be a condition to any of the obligations of Parent, REIT Merger Sub and Partnership Merger Sub hereunder.

Section 5.8    Solvency. Assuming (i) the satisfaction of the conditions to the obligations of Parent, REIT Merger Sub and Partnership Merger Sub to consummate the Mergers and the other transactions contemplated by this Agreement and (ii) that any estimates, projections or forecasts prepared by or on behalf of the Company Parties that have been provided to Parent have been prepared in good faith based upon assumptions that were and continue to be reasonable, immediately after the consummation of the Mergers and giving effect to the other transactions contemplated by this Agreement, the REIT Surviving Entity, the Partnership Surviving Entity, and each of their respective subsidiaries will be able to pay their respective indebtedness as it becomes due in the usual course of business and will own total assets whose value exceeds the sum of its total liabilities.

Section 5.9    No Agreements with Company Related Parties. As of the date of this Agreement, none of Parent, REIT Merger Sub or Partnership Merger Sub nor any of their respective Affiliates has entered into any agreement (written or oral) with any Affiliate of the Company or Company LP or any of the employees, officers, directors or trustees of the Company or Company LP or their Affiliates that is currently in effect or that would become effective in the future (upon consummation of the Mergers or otherwise) that has not been disclosed.

Section 5.10    No Vote of Parent Equityholders. Except for the adoption of the Agreement by Parent as the sole shareholder of REIT Merger Sub and by REIT Merger Sub as the sole general partner of Partnership Merger Sub, no vote of any equityholders of Parent, REIT Merger Sub or Partnership Merger Sub is required by any applicable Law, the organizational documents of Parent, REIT Merger Sub or Partnership Merger Sub or the applicable rules of the Nasdaq in order for Parent, REIT Merger Sub or Partnership Merger Sub to consummate the Mergers and other transactions contemplated by this Agreement.

Section 5.11    Ownership of Company Common Shares. None of Parent, REIT Merger Sub or Partnership Merger Sub or any Parent Subsidiary owns (directly or indirectly, beneficially or of record) or is a party to any agreement, arrangement or understanding for the purpose of acquiring, holding, voting or disposing of, any Company Common Shares or other securities of the Company or Company LP (other than as contemplated by this Agreement).

Section 5.12    No Other Representations or Warranties. Except for the representations and warranties expressly set forth in this Article 5, none of Parent, REIT Merger Sub or Partnership Merger Sub or any other Person has made to the Company or Company LP any representation or warranty, expressed or implied, with respect to Parent, REIT Merger Sub, Partnership Merger Sub or any other Parent Subsidiary, their businesses, operations, assets, liabilities, condition (financial or otherwise), results of operations, future operating or financial results, estimates, projections, forecasts, plans or prospects (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans or prospects) or the accuracy or completeness of any information regarding Parent, REIT Merger Sub, Partnership Merger Sub or any other Parent Subsidiary.

ARTICLE 6

COVENANTS RELATING TO CONDUCT OF BUSINESS PENDING THE MERGERS

Section 6.1    Conduct of Business by the Company and Company LP.

(a)    Each of the Company and Company LP covenants and agrees that, between the date of this Agreement and the earlier to occur of the REIT Merger Effective Time and the date, if any, on which this Agreement is terminated pursuant to Section 9.1 (the “Interim Period”), except (i) to the extent required by Law, (ii) as may be consented to in advance in writing by Parent (which consent shall not be unreasonably withheld, delayed or conditioned), (iii) as may be expressly contemplated, required or permitted pursuant to this Agreement, or (iv) as set forth in Section 6.1 of the Company Disclosure Letter, the Company shall, and shall cause each of the Company Subsidiaries to, (A) conduct its business in the ordinary course and in a manner consistent with past practice in all material respects, subject to compliance with Parent’s consent rights set forth in Section 6.1(b), and (B) use its commercially reasonable efforts to (I) maintain its material assets and properties in their current condition (normal wear and tear and damage caused by casualty or by any reason outside of the Company, Company LP or any Company Subsidiary’s control excepted), (II) preserve intact in all material respects its current business organization, goodwill, ongoing businesses and significant relationships with third parties, (III) keep available the services of its then-current officers and key employees, (IV) maintain all Company Insurance Policies or substitutes therefor which are comparable with such Company Insurance Policies in all material respects, and (V) maintain the status of the Company and the REIT Subsidiary as a REIT.

(b)    Without limiting the foregoing, the Company covenants and agrees that, during the Interim Period, except (i) to the extent required by Law, (ii) as may be consented to in writing by Parent (which consent shall not in any case be unreasonably withheld, delayed or conditioned) (it being understood that if, within five (5) Business Days after the Company provides notice to Parent in accordance with Section 10.2 requesting Parent’s consent pursuant to this Section 6.1(b), Parent has not either affirmatively provided or withheld consent or reasonably requested additional information from the Company with respect to such request (and following delivery of such information to Parent, Parent’s response to such request shall not be unreasonably delayed), the Company may provide a second notice requesting such consent, which notice shall specifically state that it is a second notice under this Section 6.1(b), and if no response is received from Parent within two (2) Business Days after the Company delivers such second notice in accordance with Section 10.2, Parent’s consent shall be deemed given (provided, however, with respect to a consent request regarding a response to a buy/sell notice under any joint venture agreement, a non-response from Parent following such two (2) Business Day period shall be deemed a consent to sell)), (iii) as may be expressly contemplated, required or permitted by this Agreement, or (iv) as set forth in Section 6.1 of the Company Disclosure Letter, the Company shall not, and shall not cause or permit any Company Subsidiary to, do any of the following:

(i)    amend the Company Declaration, the Company Bylaws, the Company Partnership Certificate, the Company Partnership Agreement or the Organizational Documents of any of the Company Subsidiaries or waive or exempt any Person from the “Share Ownership Limit”, as such term is defined in the Company Declaration;

(ii)    split, combine, reclassify or subdivide any shares of beneficial interest or capital stock or other equity interests of the Company, Company LP or any Company Subsidiary;

(iii)    declare, set aside for payment or pay any dividend or other distribution on or make any other distributions (whether in cash, stock, property or otherwise) with respect to shares of beneficial interest or capital stock or other equity interests of the Company, Company LP or any Company Subsidiary, except for (A) the declaration and payment of dividends or other distributions by any directly or indirectly wholly owned Company Subsidiary to its parent entity, (B) distributions by any Company Subsidiary or any other entity in which the Company owns an interest that is not wholly owned, directly or indirectly, by the Company, to the extent required by the Organizational Documents of such Company Subsidiary or other entity in which the Company owns an interest, (C) the payment of accrued dividends upon the vesting of Company Restricted Shares, (D) the payment of dividends in accordance with Section 7.10, and (E) the payment of dividends and other distributions to the extent such dividends and other distributions on the Company Common Shares, Company Partnership Units and equity interests in the REIT Subsidiary are necessary for each of the Company and the REIT Subsidiary to maintain its status as a REIT, including under Sections 858 or 860 of the Code, and to avoid or reduce the imposition of any entity level income or excise Tax under the Code; provided, however, the authorization, declaration and payment of any such dividends or other distributions other than pursuant to clauses (A), (B), (C) and (D) shall reduce the REIT Per Share Merger Consideration and the Partnership Per Unit Merger Consideration by the amount of such per Company Common Share or per Company Partnership Unit dividend or distribution, as applicable.

(iv)    redeem, repurchase or otherwise acquire, directly or indirectly, any shares of beneficial interest or capital stock or other equity interests of the Company, Company LP or a Company Subsidiary, other than (A) the redemption or exchange of the Company Partnership Units pursuant to and in accordance with the provisions of the Company Partnership Agreement, (B) the acquisition by the Company of the Company Common Shares in connection with the surrender of the Company Common Shares by holders of the Company Options in order to pay the exercise price of such Company Option and Taxes withheld in connection with the exercise of Company Options, (C) the withholding of the Company Common Shares to satisfy withholding Tax obligations with respect to awards granted pursuant to the Company Equity Incentive Plans, and (D) the acquisition by the Company in the ordinary course of business consistent with past practice in connection with the forfeiture of awards pursuant to the terms of a Company Equity Incentive Plan upon termination of employment or service of an award holder;

(v)    except for transactions among the Company and one or more wholly owned Company Subsidiaries or among one or more wholly owned Company Subsidiaries, or as otherwise contemplated in Section 6.1(b)(iv)(A) or (xiii), issue, deliver, sell, pledge, dispose, encumber or grant any shares of beneficial interest or capital stock or other equity interests of the Company, Company LP or any Company Subsidiary, or any options, warrants, convertible securities or other rights of any kind to acquire any shares of beneficial interest or capital stock or other equity interests of the Company, Company LP or any Company Subsidiary; provided, however, that the Company may issue Company Common Shares (A) upon the vesting or exercise of any Company Equity Award outstanding as of the date of this Agreement or as may be granted after the date of this Agreement under Section 6.1(b)(xiii), (B) pursuant to a Company Look-Back LTI Award or Company Equity Award outstanding as of the date of this Agreement, to the extent required pursuant to this Agreement or the terms of the applicable award agreement, (C) upon the redemption or exchange of Company Partnership Units pursuant to and in accordance with the provisions of the Company Partnership Agreement, and (D) pursuant to the Company ESPP;

(vi)    acquire or agree to acquire (including by merger, consolidation or acquisition of stock or assets) any material personal property, real property, corporation, partnership, limited liability company, other business organization or any division or material amount of assets thereof, except any pending acquisitions set forth in Section 6.1(b)(vi) of the Company Disclosure Letter (the “Company Pending Acquisitions”);

(vii)    sell, mortgage, pledge, assign, transfer, dispose of or encumber, or effect a deed in lieu of foreclosure with respect to, any property or assets, except (A) dispositions of immaterial personal property in the ordinary course of business consistent with past practice, (B) pledges or encumbrances of direct or indirect equity interests in entities from time to time under the Company’s existing revolving credit facility (including with respect to the addition or substitution of Company Subsidiaries as guarantors under the Company’s existing revolving credit facilities) that (I) acquire properties that are the subject of the Company Pending Acquisitions, or (II) are not currently included in the Company’s borrowing base under the

Company’s existing revolving credit facility, (C) any pending sales or other dispositions set forth in Section 6.1(b)(vii) of the Company Disclosure Letter, and (D) pursuant to existing contractual obligations of the Company, Company LP or any Company Subsidiary set forth in Section 6.1(b)(vii) of the Company Disclosure Letter;

(viii)    incur, create, assume, refinance, replace or prepay any Indebtedness for borrowed money or issue or amend the terms of any debt securities of the Company, Company LP or any of the Company Subsidiaries, or assume, guarantee or endorse, or otherwise become responsible (whether directly, contingently or otherwise) for the Indebtedness of any other Person (other than a wholly owned Company Subsidiary), except (A) Indebtedness incurred under the Company’s existing revolving credit facilities (including the line of credit in connection with the development of the Company Property known as the NOVA Build-to-Suit Property) in the ordinary course of business consistent with past practice (including to the extent necessary to pay dividends or other distributions permitted by Section 6.1(b)(iii) and including the addition or substitution of the Company Subsidiaries as guarantors under the Company’s existing revolving credit facilities and provided that there shall be no increase in the aggregate principal commitments of such facilities), or (B) repayment of existing Indebtedness set forth in Section 6.1(b)(viii) of the Company Disclosure Letter by means of a draw on the Company’s existing credit facilities;

(ix)    make any loans, advances, investments or capital contributions to, or investments in, any other Person, make any change in its existing borrowing or lending arrangements for or on behalf of such Persons or enter into any “keepwell” or similar agreements to maintain the financial condition of any other Person, other than (A) by the Company, Company LP or a Company Subsidiary to the Company, Company LP or a Company Subsidiary, (B) loans, advances, investments or capital contributions required to be made under the Company Leases (it being understood that grants of relief as to the timing for the payment of rent in the ordinary course of business are not loans, advances, investments or capital contributions for these purposes), (C) in connection with any required Tenant Improvements at any of the Company Properties set forth in Section 6.1(b)(xx)(B) of the Company Disclosure Letter, and (D) investments permitted pursuant to Section 6.1(b)(vi);

(x)    enter into, renew, modify, amend or terminate, or waive, release, compromise or assign any rights or claims under, any Company Material Contract (or any contract that, if existing as of the date hereof, would be a Company Material Contract), other than (A) any termination or renewal in accordance with the terms of any existing Company Material Contract that occurs automatically without any action (other than notice of renewal) by the Company, Company LP or any Company Subsidiary, (B) the entry into any modification or amendment of, or waiver or consent under, any mortgage or related agreement to which the Company, Company LP or any Company Subsidiary is a party as required or necessitated by this Agreement, the Mergers or the other transactions contemplated by this Agreement; provided, that any such modification, amendment, waiver or consent does not materially increase the principal amount or interest payable thereunder or otherwise materially adversely affect the Company, Company LP any Company Subsidiary or Parent, (C) in connection with any Tenant Improvements required under the Company Leases at any of the Company Properties set forth in Section 6.1(b)(xx)(B) of the Company Disclosure Letter, (D) as permitted pursuant to Section 6.1(b)(viii) or (xiii), or (E) as may be reasonably necessary to comply with the terms of this Agreement;

(xi)    enter into, renew, modify, amend or terminate, or waive, release, compromise or assign any rights or claims under, any Ground Lease or Company Lease (or any lease for Real Property that, if existing as of the date hereof, would be a Ground Lease or Company Lease) except, (A) month-to-month leases, (B) Antenna Leases, (C) leases on market terms for premises of no more than 20,000 square feet (other than at the Company Property located at 500 First Street NW, Washington, DC), (D) any entry into, renewal, modification, amendment or termination in accordance with the terms of any such lease that occurs automatically without any action (other than notice of renewal) by the Company, Company LP or any Company Subsidiary and (E) as set forth in Section 6.1(b)(xi) of the Company Disclosure Letter;

(xii)    except as set forth in Section 6.1(b)(xii) of the Company Disclosure Letter, waive, release, assign, settle or compromise any claim or Action made or pending against the Company, Company LP or any of the Company Subsidiaries;

(xiii)    except (x) as required by Law, the terms of any Company Equity Incentive Plan, the Company Look-Back LTI Program, other Company Benefit Plan or award agreement with respect to any Company Equity Award, in each case in effect as of the date of this Agreement, (y) as set forth in Section 6.1(b)(xiii) of the Company Disclosure Letter or (z) as expressly otherwise contemplated by this Agreement, (A) enter into, adopt or materially amend any Company Equity Incentive Plan, the Company Look-Back LTI Program, other Company Benefit Plan or award agreement with respect to any Company Equity Award or Company Look-Back LTI Award, (B) increase in any respect the compensation or benefits of any officer, trustee or employee, other than base wage rate increases with respect to employees who are not officers made after January 1, 2018 that, in the aggregate for all such employees, do not exceed $275,000 on an annualized basis, (C) grant, confer, award or modify the terms of any options, convertible securities, restricted shares, phantom shares, equity-based compensation or other rights to acquire, or denominated in, any shares of beneficial interest or capital stock or other equity interests of the Company, Company LP or any Company Subsidiary, (D) enter into any new or amend any existing employment, retention, indemnification, termination or similar agreement, (E) grant to any officer, trustee or employee the right to receive any new severance, change of control or termination pay or termination benefits or any increase in the right to receive any severance, change of control or termination pay or termination benefits, (F) hire any officer of the Company or promote or appoint any Person to a position of officer of the Company, (G) hire any employee other than employees reasonably required for the operation and management of the business of the Company and the Company Properties as contemplated by this Agreement (including Section 6.1(a)) and whose annual base salary does not exceed $175,000, or (H) terminate any employees if such termination would implicate the Worker Adjustment and Retraining Notification Act or any similar state or local Law, other than in connection with the covenants set forth in Section 7.15;

(xiv)    fail to maintain all financial books and records in all material respects in accordance with GAAP or make any material change to its methods of accounting in effect at January 1, 2017, except as required by a change in GAAP or in applicable Law, or make any change with respect to accounting policies, principles or practices unless required by GAAP or the SEC;

(xv)    (A) enter into any contract, agreement, arrangement or commitment that limits or otherwise restricts the Company, Company LP or any Company Subsidiary from engaging or competing in any line of business in which it is currently engaged or currently contemplates to be engaged or in any geographic area, or (B) enter into any new line of business;

(xvi)    fail to duly and timely file all material reports and other material documents required to be filed with any Governmental Authority, subject to extensions permitted by Law;

(xvii)    enter into or modify in a manner materially adverse to the Company or Company LP any Company Tax Protection Agreement, make, change or rescind any material election relating to Taxes, change a material method of Tax accounting, file or amend any material Tax Return, settle or compromise any material federal, state, local or foreign Tax liability, audit, claim or assessment, enter into any material closing agreement related to Taxes, or knowingly surrender any material right to claim any Tax refund, except, in each case, (A) to the extent required by Law, or (B) to the extent necessary (x) to preserve the Company’s or the REIT Subsidiary’s qualification as a REIT under the Code, or (y) to qualify or preserve the status of any Company Subsidiary (including any subsidiary of the REIT Subsidiary) as a disregarded entity or partnership for U.S. federal income Tax purposes or as a Qualified REIT Subsidiary or a Taxable REIT Subsidiary under the applicable provisions of Section 856 of the Code, as the case may be;

(xviii)    subject to Section 6.1(b)(iii), take any action, or fail to take any action, which action or failure would reasonably be expected to (A) cause the Company or the REIT Subsidiary to fail to qualify for taxation as a REIT, (B) cause any Company Subsidiary (including any subsidiary of the REIT Subsidiary) to cease to be treated as a Taxable REIT Subsidiary with respect to the Company or the REIT Subsidiary or, in the case of any Company Subsidiary other than the REIT Subsidiary (including any subsidiary of the REIT Subsidiary), cause it to cease to be treated for U.S. federal income Tax purposes as a disregarded entity, partnership or Qualified REIT Subsidiary, as the case may be, or (C) cause the Company or the REIT Subsidiary to become liable for U.S. federal income or excise Tax under Section 856, 857, 860 or 4981 of the Code (or similar provisions of state or local Tax Law), provided, however, if any action described in clauses (A), (B) or (C) is required by Law or is necessary to preserve the status and taxation of either the Company or the REIT Subsidiary as a REIT under the Code, then the Company shall promptly notify Parent and make reasonable effort to permit Parent to review and comment on such action;

(xix)    adopt a plan of merger, complete or partial liquidation or resolutions providing for or authorizing such merger, liquidation or a dissolution, consolidation, recapitalization or bankruptcy reorganization, except with respect to a Company Subsidiary in connection with any transaction permitted by Section 6.1(b)(vi) or (vii) or as permitted by Section 7.3, in a manner that would not reasonably be expected to be materially adverse to the Company or Company LP or to prevent, delay or impair the ability of the Company or Company LP to consummate the Mergers;

(xx)    except (A) pursuant to the operating expenditure budget set forth in Section 6.1(b)(xx)(A) of the Company Disclosure Letter, (B) in connection with any Tenant Improvements required under the Company Leases for any of the Company Properties set forth in Section 6.1(b)(xx)(B) of the Company Disclosure Letter, (C) capital expenditures set forth in Section 6.1(b)(xx)(C) of the Company Disclosure Letter, and (D) capital expenditures for routine maintenance items or as are necessary in the event of an emergency situation to repair and / or prevent damage to any Company Property (after notice to Parent of such necessary emergency expense), authorize, make or commit to make any capital expenditures;

(xxi)    form any new Company Subsidiaries, other than wholly owned Company Subsidiaries, or any new joint ventures, or exercise any major decision, buy / sell, deadlock or other similar rights under any existing joint venture, including with respect to the Unconsolidated Subsidiaries;

(xxii)    amend or modify the compensation terms or any other obligations of the Company contained in the engagement letter with Wells Fargo Securities, LLC in a manner adverse to the Company, Company LP or any Company Subsidiary, Parent, the REIT Surviving Entity or Partnership Surviving Entity or engage other financial advisers in connection with the transactions contemplated by this Agreement;

(xxiii)    fail to use reasonable best efforts to maintain in full force and effect the Company Insurance Policies or to replace such Company Insurance Policies with reasonably comparable insurance policies, to the extent available on commercially reasonable terms, covering the Company, Company LP, Company Properties, Company Subsidiaries and their respective properties, assets and businesses;

(xxiv)    initiate or consent to any material zoning reclassification of any owned or material leased Company Properties or any material change to any approved site plan, special use permit, planned unit development approval or other land use entitlement affecting any owned or material leased Company Properties, except as may be required under applicable Law;

(xxv)    enter into any contract, agreement, commitment or arrangement with respect to the voting or registration or any capital stock or equity interest of the Company, Company LP or any Company Subsidiary;

(xxvi)    enter into any contract, agreement, commitment or arrangement between the Company, Company LP or any Company Subsidiary, on the one hand, and any Affiliates (other than the Company Subsidiaries) of the Company, on the other hand; and

(xxvii)     authorize, or enter into any contract, agreement, commitment or arrangement to do any of the foregoing.

(c)    Notwithstanding anything to the contrary set forth in this Agreement, but subject to Section 6.1(b)(iii), (xvii) and (xviii), nothing in this Agreement shall prohibit (i) the

Company, Company LP or the REIT Subsidiary from taking any action after giving prior written notice to Parent (to the extent practicable), at any time or from time to time, that in the reasonable judgment of the Company Board, upon advice of counsel to the Company, is reasonably necessary for either of the Company or the REIT Subsidiary to avoid or to continue to avoid incurring entity level income or excise Taxes under Sections 856, 857, 860 and 4981 of the Code (and similar provisions of state or local Tax Law) or to maintain its qualification for taxation as a REIT under the Code for any period or portion thereof ending on or prior to the REIT Merger Effective Time, including making dividend or other distribution payments to shareholders of the Company or holders of interests in the REIT Subsidiary, in each case in accordance with this Agreement or otherwise as permitted pursuant to Section 6.1(b)(iii), or to qualify or preserve the status for U.S. federal income Tax purposes of any Company Subsidiary (including any subsidiary of the REIT Subsidiary) as a disregarded entity, partnership, Qualified REIT Subsidiary, or Taxable REIT Subsidiary, as the case may be, or (ii) the Company from taking any action after giving prior written notice to Parent (to the extent practicable), at any time or from time to time, as the Company determines to be necessary to (A) be in compliance at all times with all of its obligations under any Company Tax Protection Agreement, and (B) avoid liability for any indemnification or other payment under any Company Tax Protection Agreement.

Section 6.2    Other Actions. Each Party agrees that, during the Interim Period, except as contemplated by this Agreement, such Party shall not, directly or indirectly, without the prior written consent of the other Parties, take or cause to be taken any action that would reasonably be expected to materially prevent or delay consummation of the transactions contemplated by this Agreement, or enter into any agreement to or otherwise make a commitment, to take any such action.

Section 6.3    No Control of Business. Nothing contained in this Agreement shall give Parent, REIT Merger Sub or Partnership Merger Sub, directly or indirectly, the right to control or direct the Company, Company LP or any of the Company’s or Company LP’s operations prior to the Partnership Merger Effective Time and the REIT Merger Effective Time. Prior to the Partnership Merger Effective Time and the REIT Merger Effective Time, each of the Company and Company LP shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and the Company Subsidiaries’ operations. Notwithstanding anything to the contrary set forth in this Agreement, no consent of Parent and no consent of the Company shall be required with respect to any matter set forth in Section 6.1 or Section 6.2 or elsewhere in the Agreement to the extent that the requirement of such consent would violate any applicable Law.

ARTICLE 7

ADDITIONAL COVENANTS

Section 7.1    Preparation of the Proxy Statement; Shareholders Meeting.

(a)    As promptly as reasonably practicable following the date of this Agreement, the Company shall prepare and cause to be filed with the SEC the Proxy Statement in preliminary form. The Company shall use commercially reasonable efforts to mail or deliver the definitive Proxy Statement to its shareholders entitled to vote at the Company Shareholder

Meeting as promptly as reasonably practicable following clearance from SEC. Parent shall furnish all information concerning itself, its Affiliates and the holders of its capital stock to the Company and provide such other assistance as may be reasonably requested by the Company in connection with the preparation, filing and distribution of the Proxy Statement. The Company shall promptly notify Parent upon the receipt of any comments from the SEC or any request from the SEC for amendments or supplements to the Proxy Statement, and shall, as promptly as practicable after receipt thereof, provide Parent with copies of all correspondence between it and its Representatives, on one hand, and the SEC, on the other hand, and all written comments with respect to the Proxy Statement received from the SEC and advise Parent of any oral comments with respect to the Proxy Statement received from the SEC. The Company shall use commercially reasonable efforts to respond as promptly as practicable to any comments from the SEC with respect to the Proxy Statement. Notwithstanding the foregoing, prior to filing or mailing the Proxy Statement (or any amendment or supplement thereto) or filing any other document to be filed by the Company with the SEC in connection with the Mergers or the other transactions contemplated by this Agreement or responding to any comments of the SEC with respect thereto, the Company shall cooperate and provide Parent a reasonable opportunity to review and comment on such document or response (including the proposed final version of such document or response), which comments the Company shall consider in good faith.

(b)    If, at any time prior to the receipt of the Company Shareholder Approval, any information relating to the Company or Parent, or any of their respective Affiliates, should be discovered by the Company or Parent which, in the reasonable judgment of the Company or Parent, should be set forth in an amendment of, or a supplement to, the Proxy Statement, so that any of such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the Party that discovers such information shall promptly notify the other Parties hereto, and the Company and Parent shall cooperate in the prompt filing with the SEC of any necessary amendment of, or supplement to, the Proxy Statement and, to the extent required by Law, in disseminating the information contained in such amendment or supplement to shareholders of the Company. Nothing in this Section 7.1(b) shall limit the obligations of any Party under Section 7.1(a). For purposes of Section 4.15, Section 5.5 and this Section 7.1, any information concerning or related to the Company, its Affiliates or the Company Shareholder Meeting will be deemed to have been provided by the Company, and any information concerning or related to Parent or its Affiliates will be deemed to have been provided by Parent.

(c)    As promptly as reasonably practicable following the date that the Proxy Statement is cleared by the SEC, the Company shall, in accordance with applicable Law, the rules of the NYSE and the Company Declaration and the Company Bylaws, establish a record date for, duly call, give notice of, convene and hold the Company Shareholder Meeting; provided, that such record date shall not be more than ninety (90) days prior to the established date of the Company Shareholder Meeting. The Company shall, through the Company Board, recommend to its shareholders that they provide the Company Shareholder Approval, include such recommendation in the Proxy Statement and solicit and use its commercially reasonable efforts to obtain the Company Shareholder Approval, except to the extent that the Company Board shall have made a Company Adverse Recommendation Change as permitted by Section 7.3. Notwithstanding the foregoing provisions of this Section 7.1(c), if, on a date for which the

Company Shareholder Meeting is scheduled, the Company has not received proxies representing a sufficient number of Company Common Shares to obtain the Company Shareholder Approval, whether or not a quorum is present, the Company shall have the right to make one or more successive postponements or adjournments of the Company Shareholder Meeting (solely for the purpose of and for the times reasonably necessary to solicit additional proxies and votes in favor of the Mergers and the other transactions contemplated hereby); provided, that the Company Shareholder Meeting is not postponed or adjourned to a date that is less than three (3) Business Days prior to the Outside Date.

Section 7.2    Access to Information; Confidentiality.

(a)    During the Interim Period, to the extent permitted by applicable Law, the Company and Company LP shall, and shall cause each of the Company Subsidiaries to, afford Parent and its Representatives reasonable access (including for the purpose of transition) during normal business hours and upon reasonable advance notice to all of their respective properties, offices, books, contracts, commitments, personnel and records, and their respective counsel and other Representatives, and, during such period, the Company and Company LP shall, and shall cause each of the Company Subsidiaries to, furnish reasonably promptly to Parent and its Representatives (i) a copy of each report, schedule, registration statement and other document filed by it during such period pursuant to the requirements of federal or state securities Laws, and (ii) all other information (financial or otherwise) concerning its business, properties and personnel as Parent may reasonably request, subject to any privacy protections with respect to information concerning personnel as may be required by applicable Law. No representation or warranty as to the accuracy of information provided pursuant to this Section 7.2(a) is made, and Parent may not rely on the accuracy of such information except to the extent expressly set forth in the representations and warranties included in Article 4, and no investigation under this Section 7.2(a) or otherwise shall affect any of the representations and warranties of the Company or Company LP contained in this Agreement or any condition to the obligations of the Parties under this Agreement. Notwithstanding the foregoing, neither the Company nor Company LP shall be required by this Section 7.2(a) to provide Parent or its Representatives with access to or to disclose information (A) that is subject to the terms of a confidentiality agreement in favor of a third party entered into prior to the date of this Agreement, (B) the disclosure of which would violate any Law or legal duty applicable to the Company, Company LP or any of their Representatives (provided that the Company shall use its commercially reasonable efforts to make appropriate substitute arrangements to permit reasonable disclosure not in violation of Law or legal duty), or (C) that is subject to any attorney-client, attorney work product or other legal privilege or would cause a risk of loss of privilege to the Company, Company LP or the Company Subsidiaries (provided that the Company will use commercially reasonable efforts to allow for access or disclosure to the extent that does not result in a loss of attorney-client privilege or other legal privilege). Parent will use its commercially reasonable efforts to minimize any disruption to the businesses of the Company, Company LP and the Company Subsidiaries that may result from the requests for access, data and information hereunder. Prior to the Partnership Merger Effective Time, Parent shall not, and shall cause its respective Representatives and Affiliates not to, contact or otherwise communicate with parties with which the Company, Company LP or any Company Subsidiary has a business relationship (including tenants/subtenants) regarding the business of the Company and the Company Subsidiaries or this Agreement, the Mergers and the other transactions contemplated hereby without the prior written consent of the Company which consent shall not be unreasonably withheld, delayed or conditioned (provided, that, for the avoidance of doubt, nothing in this Section 7.2(a) shall be deemed to restrict Parent and its Representatives and Affiliates from contacting such parties in the ordinary course of Parent’s business).

(b)    Unless and until the Closing occurs, Parent will hold, and will cause its Representatives and Affiliates to hold, any nonpublic information, including any information exchanged pursuant to this Section 7.2, in confidence to the extent required by and in accordance with, and will otherwise comply with, the terms of the Nondisclosure Agreement, which shall remain in full force and effect pursuant to the terms thereof notwithstanding the execution and delivery of this Agreement or the termination thereof.

(c)    Notwithstanding the foregoing in this Section 7.2, Parent and its Affiliates and Representatives may disclose to Financing Sources and their Representatives, and Parent and its Affiliates and Representatives and Financing Sources and their Representatives may use, any such information regarding the Company, Company LP and the Company Subsidiaries and their business, this Agreement, the Mergers, the other transactions contemplated by this Agreement and documents related thereto, and the Company shall, and shall cause each of Company LP and the Company Subsidiaries to, afford any Financing Sources and their Representatives access to the Company’s, Company LP’s and Company Subsidiaries’ properties, offices, books, contracts, commitments, personnel and records and officers, accountants, manager’s employees, counsel and other Representatives as described in Section 7.2(a), in each case, in connection with any Financing, including as part of the due diligence investigation by Financing Sources and their Representatives, for preparation of Offering Materials, and during syndication or marketing of any Financing; provided, however, in each case, that (x) such disclosure and use shall be subject to and shall not violate of the terms of the Nondisclosure Agreement (as may be amended to accommodate such disclosure and use, or as such disclosure and use maybe expressly consented to by the Company in accordance with the terms of the Nondisclosure Agreement) and Parent shall be liable for any breach of the Nondisclosure Agreement by Parent or any of its Representatives to the same extent as if the breach had been committed directly by Parent (unless such Financing Sources shall have entered into a separate nondisclosure agreement with the Company or any of its Affiliates), and (y) such Financing Sources shall first have entered into customary confidentiality undertakings with respect to such information regarding the Company, Company LP and the Company Subsidiaries and their business, this Agreement, the Mergers, the other transactions contemplated by this Agreement and documents related thereto (which may include through a notice and deemed undertaking in a form customarily used in Offering Materials).

Section 7.3    No Solicitation; Company Acquisition Proposals.

(a)    Except as otherwise provided in this Section 7.3, during the Interim Period, the Company and Company LP shall not, and shall cause the Company Subsidiaries not to, and shall not authorize or permit any Representatives of the Company, Company LP or any of the Company Subsidiaries to, (i) solicit, initiate or knowingly encourage or knowingly facilitate any inquiry, proposal or offer with respect to any Company Acquisition Proposal, or any inquiry, proposal or offer that is reasonably likely to lead to any Company Acquisition Proposal, (ii) enter into, continue or otherwise participate or engage in any discussions or negotiations regarding, or furnish to any Person other than Parent or its Representatives any non-public information or data with respect to, any Company Acquisition Proposal, (iii) enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, share exchange agreement, consolidation agreement, option agreement or other similar definitive agreement (other than an Acceptable Confidentiality Agreement) in each case related to a Company Acquisition Proposal (each, a “Company Alternative Acquisition Agreement”), or (iv) agree to or propose publicly to do any of the foregoing. Each of the Company and Company LP shall, and shall cause each of the Company Subsidiaries to, and shall use their reasonable best efforts to cause their respective Representatives to, (A) immediately cease and cause to be terminated all existing negotiations with any Person and its Representatives (other than Parent or any of its Representatives) conducted heretofore with respect to any Company Acquisition Proposal, and (B) request the prompt return or destruction, to the extent required by any confidentiality agreement, of all confidential information previously furnished to any such Person and its Representatives. Notwithstanding anything in this Agreement to the contrary, the Company and Company LP may terminate, waive, amend, release or modify any provision of any standstill agreement (including any standstill provisions contained in any confidentiality or other agreement) to which it or any of its Affiliates or Representatives is a party, if the Company Board determines in good faith (after consultation with the Company’s legal advisors) that a failure to take such action with respect to such standstill agreement would be inconsistent with its duties under applicable Law, and it is understood and agreed that each of the Company and Company LP by execution of this Agreement shall be deemed to have waived immediately prior to the date of this Agreement any provision in any such agreement to the extent necessary (and only to such extent) to enable such counterparty to convey confidentially a Company Acquisition Proposal to the Company Board.

(b)    Notwithstanding anything to the contrary in Section 7.3(a), if, at any time following the date of this Agreement and prior to obtaining the Company Shareholder Approval, (i) the Company or Company LP receives a written Company Acquisition Proposal that the Company Board believes in good faith to be bona fide, (ii) such Company Acquisition Proposal was not the result of a violation of this Section 7.3, and (iii) the Company Board determines in good faith (after consultation with the Company’s legal and financial advisors) that such Company Acquisition Proposal constitutes or is reasonably likely to lead to a Company Superior Proposal, and (after consultation with the Company’s legal advisors) that a failure to take action with respect to such Company Acquisition Proposal would be inconsistent with its duties under applicable Law, then the Company and Company LP may (and may authorize the Company Subsidiaries and its and their Representatives to) (x) furnish, make available or provide access to non-public information with respect to the Company, Company LP and the Company Subsidiaries to the Person making such Company Acquisition Proposal (and its Representatives) pursuant to an Acceptable Confidentiality Agreement; provided, that any non-public information provided to any Person given such access shall have previously been provided to Parent or shall be provided (to the extent permitted by applicable Law) to Parent prior to or substantially concurrently with the time it is provided to such Person, and (y) participate in discussions or negotiations with the Person making such Company Acquisition Proposal (and such Person’s Representatives) regarding such Company Acquisition Proposal. Notwithstanding anything to the contrary in this Agreement, the Company, Company LP and its Representatives may contact any Person submitting a Company Acquisition Proposal (that was not the result of a violation of this Section 7.3) to clarify and understand the terms of a Company Acquisition Proposal and to determine whether such Company Acquisition Proposal constitutes or is reasonably likely to lead to a Company Superior Proposal.

(c)    From and after the date of this Agreement, in the event the Company, Company LP or any Company Subsidiary or any of their respective Representatives receives from a Person or group of related Persons (i) a Company Acquisition Proposal, (ii) any request for non-public information relating to the Company, Company LP or the Company Subsidiaries from a Person who informs the Company, Company LP or any Company Subsidiary that it is considering making or has made a Company Acquisition Proposal or (iii) any inquiry or request for discussions or negotiations regarding any Company Acquisition Proposal, the Company shall promptly notify Parent of (but in no event more than two (2) Business Days following) such receipt, which shall identify the Person making the Company Acquisition Proposal, request or inquiry, and shall include a copy of such Company Acquisition Proposal, inquiry or request or, if not made in writing, a written description of the material terms thereof. The Company shall not provide any information to or engage in discussions or negotiations with the Person making the Company Acquisition Proposal until such notice has been given and shall keep Parent apprised in all material respects on a timely basis as to the status (including, within two (2) Business Days after the occurrence of any material amendment or modification) of, any such Company Acquisition Proposal, inquiry or request, including by furnishing copies of any documentation that supplements or amends any such Company Acquisition Proposal, inquiry or request in any material respect. Copies of documents provided to Parent pursuant to this paragraph may be redacted as necessary to protect the confidential information of the proposing Person.

(d)    Except as provided in Sections 7.3(e) and 7.3(f), the Company Board (i)(A) shall not fail to make and shall not withdraw (or modify or qualify in any manner adverse to Parent or publicly propose to withdraw, modify or qualify in any manner adverse to Parent) the approval, recommendation or declaration of advisability by the Company Board of this Agreement, the Mergers or the other transactions contemplated hereby, and (B) shall not adopt, approve or publicly recommend the adoption of any Company Acquisition Proposal (each such action set forth in this Section 7.3(d)(i) being referred to herein as a “Company Adverse Recommendation Change”), and (ii) shall not cause or permit the Company, Company LP or any of the Company Subsidiaries to enter into any Company Alternative Acquisition Agreement relating to any Company Acquisition Proposal (other than an Acceptable Confidentiality Agreement).

(e)    Notwithstanding anything in this Agreement to the contrary, at any time prior to obtaining the Company Shareholder Approval,

(i)    the Company Board may make a Company Adverse Recommendation Change or authorize, cause or permit the Company, Company LP or any of the Company Subsidiaries to, and the Company, Company LP or any of the Company Subsidiaries may, terminate this Agreement pursuant to Section 9.1(d)(ii) and promptly thereafter enter into a Company Alternative Acquisition Agreement with respect to a Company Superior Proposal, if (i) the Company or Company LP receives a written Company Acquisition Proposal that the Company Board believes in good faith to be bona fide, (ii) such Company Acquisition Proposal was not the result of a violation of Section 7.3(a), (iii) the Company Board determines in good faith (after consultation with the Company’s legal and financial advisors) that such Company

Acquisition Proposal constitutes or is reasonably likely to lead to a Company Superior Proposal, and (D) the Company Board determines in good faith (after consultation with the Company’s legal advisors), that the failure to terminate this Agreement or make a Company Adverse Recommendation Change would be inconsistent with its duties under applicable Law; and

(ii)    in circumstances not involving a Company Acquisition Proposal, the Company Board may make a Company Adverse Recommendation Change if, and only if, after the date of this Agreement, the Company Board determines in good faith (after consultation with the Company’s legal advisors) that (A) a Company Intervening Event has occurred or arisen, and (B) the failure to do so would be inconsistent with its duties under applicable Law.

(f)    The Company Board shall not be entitled to terminate this Agreement or effect a Company Adverse Recommendation Change as permitted under Section 7.3(e) unless, prior to taking such action, (i) the Company has notified Parent in writing that it intends to so terminate this Agreement and enter into a Company Alternative Acquisition Agreement, attaching the most current version of such agreement (including any amendments, supplements or notifications), or effect a Company Adverse Recommendation Change specifying in reasonable detail the reasons therefor (such notice, a “Change Notice”); and (ii) during the four (4) Business Day period following Parent’s receipt of a Change Notice, the Company shall have offered to negotiate with (and, if accepted, negotiated in good faith with), and shall have caused its respective financial and legal advisors to offer to negotiate with (and if accepted, negotiated in good faith with), Parent in making adjustments to the terms and conditions of this Agreement such that, (x) in circumstances involving or relating to a Company Acquisition Proposal, the related Company Superior Proposal ceases to be a Company Superior Proposal, or (y) in circumstances not involving or relating to a Company Acquisition Proposal, such terms are as Parent proposes; and provided, further, that any amendment, supplement or modification to the financial or any other material terms of any Company Acquisition Proposal shall be deemed a new Company Acquisition Proposal and the Company may not terminate this Agreement pursuant to Section 9.1(d)(ii) or make a Company Adverse Recommendation Change pursuant to this Section 7.3 unless the Company has complied with the requirements of this Section 7.3(f) with respect to each such new Company Acquisition Proposal, including sending a Change Notice with respect to such Company Acquisition Proposal, provided that the Company shall be obligated to negotiate for a period of only three (3) Business Days from such new Change Notice, and (iii) following the end of the four (4) Business Day period or three (3) Business Day period (as applicable) contemplated by the immediately preceding subclause (ii), the Company Board determines, in good faith that (x) following consultation with the Company’s legal and financial advisors in circumstances involving or relating to a Company Acquisition Proposal, the Company Superior Proposal giving rise to the Change Notice continues to constitute a Company Superior Proposal (taking into account modifications or amendments to this Agreement proposed by Parent in response to such Change Notice) and (y) in any case, following consultation with the Company’s legal advisors, the failure to make such Company Adverse Recommendation Change would be inconsistent with its duties under applicable Law.

(g)    Nothing contained in this Section 7.3 or elsewhere in this Agreement shall prohibit the Company or the Company Board through its Representatives, directly or indirectly, from (i) issuing a “stop, look and listen” communication pursuant to Rule 14d-9(f) under the Exchange Act pending disclosure of its position thereunder or taking and disclosing to its shareholders a position contemplated by Rule 14e-2(a), or making a statement contemplated by Rule 14d-9 under the Exchange Act or Item 1012(a) of Regulation M-A under the Exchange Act, or (ii) making any disclosure to the shareholders of the Company if, in the good faith judgment of the Company Board (after consultation with its legal advisors), failure to so disclose would be inconsistent with its duties under applicable Law; provided, that in no event shall this Section 7.3(g) affect the obligations of the Company specified in Section 7.3(b); and provided, further, that a “stop, look and listen” communication or similar communication of the type contemplated by Rule 14d-9(f) under the Exchange Act shall not be deemed to be a Company Adverse Recommendation Change.

(h)    For purposes of this Agreement:

(i)    “Company Acquisition Proposal” means any proposal, offer, or inquiry from any Person or “group” (as such term is defined in Rule 13d-3 promulgated under the Exchange Act) relating to any direct or indirect acquisition or purchase, in one transaction or a series of transactions, including any merger, reorganization, recapitalization, restructuring, share exchange, consolidation, tender offer, exchange offer, stock acquisition, asset acquisition, business combination, liquidation, dissolution, joint venture, sale, lease, exchange, license, transfer or disposition or similar transaction, (A) of any assets or businesses of the Company, Company LP and the Company Subsidiaries that generate 20% or more of the net revenues or net income or that represent 20% or more of the consolidated total assets (based on fair market value) of the Company, Company LP and the Company Subsidiaries, taken as a whole, immediately prior to such transaction, or (B) of 20% or more of any class of (including any Company Property) any shares of beneficial interest or capital stock or other equity interests of the Company, Company LP or any Company Subsidiary, or any resulting parent company of the Company, including any tender offer or exchange offer in which any Person or “group” (as such term is defined in Rule 13d-3 promulgated under the Exchange Act) seeks to acquire beneficial ownership (as such term is defined in Rule 13d-3 promulgated under the Exchange Act) or the right to acquire beneficial ownership of any of the outstanding shares of any class of voting securities of the Company or Company LP, in each case other than the transactions contemplated by this Agreement.

(ii)    “Company Superior Proposal” means any Company Acquisition Proposal made after the date hereof (with all percentages included in the definition of “Company Acquisition Proposal” increased to 67%), taking into account all legal, financial, regulatory and other aspects of the proposal and the Person making the proposal, that the Company Board determines in its good faith judgment that (A) if consummated, would be more favorable to the shareholders of the Company from a financial point of view than the transactions contemplated by this Agreement (including any adjustment to the terms and conditions thereof proposed in writing by Parent in response to any such Company Acquisition Proposal), and (B) if accepted, is reasonably likely to be completed on the terms proposed on a timely basis.

(iii)    References in this Section 7.3 to the Company Board shall mean the board of trustees of the Company or a duly authorized committee thereof.

(iv)    The Company shall not submit to the vote of its shareholders any Company Acquisition Proposal other than the REIT Merger prior to the termination of this Agreement in accordance with its terms.

Section 7.4    Public Announcements. Except with respect to any Company Adverse Recommendation Change or any action taken pursuant to, and in accordance with Section 7.3 or in connection with any Financing, so long as this Agreement is in effect, the Parties hereto shall, to the extent reasonable under the circumstances, consult with each other before issuing any press release or otherwise making any public statements or filings with respect to this Agreement or any of the transactions contemplated by this Agreement and provide such Party with an opportunity to review and comment upon such press release or other public announcement or filing, which comments the other Party shall consider in good faith; provided, that a Party may, without consulting with or pursuing the other Parties’ review, issue such press release or make such public statement or filing with respect to this Agreement or any of the other transactions contemplated by this Agreement as may be required by Law, Order or the applicable rules of any stock exchange.

Section 7.5    Indemnification; Trustees’, Directors’ and Officers’ Insurance.

(a)    From the REIT Merger Effective Time and ending on the sixth (6th) anniversary of the REIT Merger Effective Time, without limiting any additional rights that any director, officer, trustee, or agent may have under any indemnification agreement or under the Organizational Documents of the Company, Company LP or any Company Subsidiary in effect as of the date hereof, each of the REIT Surviving Entity and the Partnership Surviving Entity, shall jointly and severally: (i) indemnify and hold harmless each Person who is at the date hereof, was previously, or during the period from the date hereof through the Closing Date, serving as a director, officer, trustee or agent of the Company, Company LP, any of the Company Subsidiaries and acting in such capacity (collectively, the “Indemnified Parties”) to the fullest extent authorized or permitted by applicable Law, as now or hereafter in effect, in connection with any Claim and any losses, claims, damages, liabilities, costs, Claim Expenses, judgments, fines, penalties and amounts paid in settlement (including all interest, assessments and other charges paid or payable in connection with or in respect of any thereof) relating to or resulting from such Claim; and (ii) promptly pay on behalf of, or, after any request for advancement, advance, to each of the Indemnified Parties, to the fullest extent authorized or permitted by applicable Law, as now or hereafter in effect, any Claim Expenses incurred in defending, serving as a witness with respect to or otherwise participating with respect to any Claim in advance of the final disposition of such Claim, including payment on behalf of or advancement to the Indemnified Party of any Claim Expenses incurred by such Indemnified Party in connection with enforcing any rights with respect to such indemnification and/or advancement, in each case without the requirement of any bond or other security, but subject to the Partnership Surviving Entity’s and the REIT Surviving Entity’s receipt of a written undertaking by or on behalf of such Indemnified Party to repay such Claim Expenses if it is ultimately determined under applicable Laws that such Indemnified Party is not entitled to be indemnified; provided, that the Partnership Surviving Entity and the REIT Surviving Entity shall not be liable for any amounts paid in settlement effected without its prior written consent (which consent shall not be unreasonably conditioned, withheld or delayed) and shall not be obligated to pay the fees and expenses of more than one counsel (selected by a plurality of the applicable

Indemnified Parties) for all Indemnified Parties in any jurisdiction with respect to any single Claim (except to the extent the Indemnified Party is advised by counsel that such Indemnified Party has conflicting interests with one or more other Indemnified Parties in the outcome of such action (in which event such Indemnified Party shall be entitled to engage separate counsel, the fees and expenses for which the Surviving Entity shall be liable). The indemnification and advancement obligations of the Partnership Surviving Entity and the REIT Surviving Entity pursuant to this Section 7.5(a) shall extend to acts or omissions occurring at or before the Partnership Merger Effective Time and the REIT Merger Effective Time, as applicable, and any Claim relating thereto (including with respect to any acts or omissions occurring in connection with the approval of this Agreement, the Mergers and the consummation of the other transactions contemplated by this Agreement, including the consideration and approval thereof and the process undertaken in connection therewith and any Claim relating thereto), and all rights to indemnification and advancement conferred hereunder shall continue as to a Person who has ceased to be a director, officer, trustee, or agent of the Company or Company LP or any of the Company Subsidiaries after the date hereof and shall inure to the benefit of such Person’s heirs, executors and personal and legal representatives. As used in this Section 7.5(a), (A) the term “Claim” means any threatened, asserted, pending or completed Action, whether instituted by any Party hereto, any Governmental Authority or any other Person, whether civil, criminal, administrative, investigative or other, including any arbitration or other alternative dispute resolution mechanism, arising out of or pertaining to, or that any Indemnified Party in good faith believes might lead to the institution of any Action arising out of or pertaining to (x) matters that relate to such Indemnified Party’s duties or service as a director, officer, trustee or agent of the Company, Company LP, any of the Company Subsidiaries or, to the extent such Person is or was serving at the request or for the benefit of the Company, Company LP or any of the Company Subsidiaries, any other entity or any Company Benefit Plan maintained by any of the foregoing at or prior to the Closing, and (y) this Agreement, the Mergers or any of the other transactions contemplated by this Agreement; and (B) the term “Claim Expenses” means reasonable attorneys’ fees and all other reasonable costs, expenses and obligations (including experts’ fees, travel expenses, court costs, retainers, transcript fees, duplicating, printing and binding costs, as well as telecommunications, postage and courier charges) paid or incurred in connection with investigating, defending, being a witness in or participating in (including on appeal), or preparing to investigate, defend, be a witness in or participate in, any Claim for which indemnification is authorized pursuant to this Section 7.5(a), including any Action relating to a claim for indemnification or advancement brought by an Indemnified Party. The Partnership Surviving Entity and the REIT Surviving Entity, as applicable, shall not settle, compromise or consent to the entry of any judgment in any actual or threatened Claim in respect of which indemnification has been sought by an Indemnified Party hereunder unless such settlement, compromise or judgment includes an unconditional release of such Indemnified Party from all liability arising out of such Claim, or such Indemnified Party otherwise consents thereto in writing (which consent shall not be unreasonably withheld, delayed or conditioned).

(b)    Without limiting the foregoing, each of Parent, the Partnership Surviving Entity and the REIT Surviving Entity agrees that all rights to indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the Closing now existing in favor of the Indemnified Parties as provided in the Organizational Documents and indemnification agreements of the Company, Company LP and the Company Subsidiaries shall survive the Mergers and shall continue in full force and effect in accordance with their terms. For a period of six (6) years following the Closing, the organizational documents of the Partnership Surviving Entity, the REIT Surviving Entity and any applicable Company Subsidiary shall contain provisions no less favorable with respect to indemnification and limitations on liability of trustees, directors, officers or agents than as set forth in the Organizational Documents of each of the Company, Company LP and the Company Subsidiaries.

(c)    For a period of six (6) years after the Closing, as applicable, Parent, the Partnership Surviving Entity or the REIT Surviving Entity shall maintain in effect the Company’s current trustees’ and officers’ liability insurance covering each Person currently covered by the Company’s trustees’, directors’ and officers’ liability insurance policy for acts or omissions occurring prior to and through the Closing; provided, that in lieu of such obligation, (i) Parent, the REIT Surviving Entity or the Partnership Surviving Entity, as applicable, may substitute therefor policies of an insurance company with the same or better rating as the Company’s and Company LP’s current insurance carrier the material terms of which, including coverage and amount, are no less favorable in any material respect to such trustees, directors and officers than the Company’s, Company LP’s or the applicable Company Subsidiary’s existing policies as of the date hereof, or (ii) in consultation with Parent, the Company may obtain extended reporting period coverage under the Company’s, Company LP’s or the applicable Company Subsidiary’s existing insurance programs (to be effective as of the Closing) or purchase a “tail” policy for a period of six (6) years after the Closing, as applicable, for a cost not in excess of three (3) times the current annual premiums for such insurance; and provided, further, that in no event shall the REIT Surviving Entity or the Partnership Surviving Entity be required to pay annual premiums for insurance under this Section 7.5(c) in excess of 300% of the most recent annual premiums paid by the Company, Company LP or the applicable Company Subsidiary, as applicable, prior to the date of this Agreement for such purpose, it being understood that if the annual premiums of such insurance coverage exceed such amount, the REIT Surviving Entity or the Partnership Surviving Entity, as applicable, shall nevertheless be obligated to provide such coverage as may be obtained for such 300% amount.

(d)    If the REIT Surviving Entity, the Partnership Surviving Entity or any of their respective successors or assigns (i) consolidates with or merges with or into any other Person and shall not be the continuing or surviving corporation, partnership or other entity of such consolidation or merger, or (ii) liquidates, dissolves or winds-up, or transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of the REIT Surviving Entity or the Partnership Surviving Entity, as the case may be, shall assume the obligations set forth in this Section 7.5.

(e)    Parent, the REIT Surviving Entity and the Partnership Surviving Entity shall pay all reasonable expenses, including reasonable attorneys’ fees, that may be incurred by any Indemnified Party in enforcing the indemnity and other obligations provided in this Section 7.5; provided, that such Indemnified Party provides an undertaking to repay such expenses if it is determined by a final and non-appealable judgment of a court of competent jurisdiction that such Person is not legally entitled to indemnification under Law.

(f)    The provisions of this Section 7.5 are intended to be for the express benefit of, and shall be enforceable by, each Indemnified Party (who are intended third party beneficiaries of this Section 7.5), his or her heirs and his or her personal representatives, shall be binding on all successors and assigns of Parent, the Company, Company LP, the REIT Surviving Entity and the Partnership Surviving Entity and shall not be amended in a manner that is adverse to the Indemnified Party (including his or her successors, assigns and heirs) without the prior written consent of the Indemnified Party (including such successors, assigns and heirs) affected thereby. The exculpation and indemnification provided for by this Section 7.5 shall not be deemed to be exclusive of any other rights to which an Indemnified Party is entitled, whether pursuant to applicable Law, contract or otherwise.

Section 7.6    Appropriate Action; Consents; Filings.

(a)    Upon the terms and subject to the conditions set forth in this Agreement, each of the Company, Company LP and Parent shall, and shall cause the Company Subsidiaries, REIT Merger Sub, Partnership Merger Sub and the Parent Subsidiaries, respectively, and their respective Affiliates to, use their respective reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other Party in doing, all things necessary, proper or advisable under applicable Law or pursuant to any contract or agreement to consummate and make effective, as promptly as practicable, the Mergers and the other transactions contemplated by this Agreement, including (i) the taking of all actions necessary to cause the conditions to Closing set forth in Article 8 to be satisfied, (ii) the obtaining of all necessary or advisable actions or non-actions, waivers, waiting period expirations or terminations, consents and approvals from Governmental Authorities or other Persons necessary in connection with the consummation of the Mergers and the other transactions contemplated by this Agreement and the making of all necessary or advisable registrations and filings (including filings with Governmental Authorities, if any) and the taking of all reasonable steps as may be necessary or advisable to obtain an approval or waiver from, or to avoid an Action by, any Governmental Authority or other Persons necessary in connection with the consummation of the Mergers and the other transactions contemplated by this Agreement, including complying expeditiously with any and all information and document requests by any Governmental Authority in connection with any investigation of the Mergers or the other transactions contemplated hereby, (iii) subject to Section 7.7(c), the defending of any lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the Mergers or the other transactions contemplated by this Agreement, including seeking to have any stay or restraining order entered by any court or other Governmental Authority vacated or reversed, and the avoidance of each and every impediment under any antitrust, merger control, competition or trade regulation Law that may be asserted by any Governmental Authority with respect to the Mergers so as to enable the Closing to occur as soon as reasonably possible, and (iv) the execution and delivery of any additional instruments necessary or advisable to consummate the Mergers and the other transactions contemplated by this Agreement and to fully carry out the purposes of this Agreement.

(b)    In connection with and without limiting the foregoing Section 7.6(a), each of Parent, the Company and Company LP shall use its commercially reasonable efforts (or shall cause REIT Merger Sub, Partnership Merger Sub, the Parent Subsidiaries or the Company Subsidiaries, respectively), to give any notices to third parties, and each of Parent and the Company shall use, and cause each of their respective Affiliates to use, its commercially reasonable efforts to obtain any third party consents not covered by Section 7.6(a) that are necessary, proper or advisable to consummate the Mergers and the other transactions contemplated by this Agreement. Each of the Parties hereto shall and shall cause their respective Affiliates to, furnish to the other such necessary information and reasonable assistance as the other may request in connection with the preparation of any required governmental filings or submissions and will cooperate in responding to any inquiry from a Governmental Authority, including promptly informing the other Parties of such inquiry, consulting in advance before making any presentations or submissions to a Governmental Authority, and supplying each other with copies of all material correspondence, filings or communications between any Party and any Governmental Authority with respect to this Agreement. To the extent reasonably practicable and legally permitted, the Parties or their Representatives shall have the right to review in advance, and each of the Parties will consult the others on, all the information relating to such parties and each of their Affiliates that appears in any filing made with, or written materials submitted to, any Governmental Authority in connection with the Mergers and the other transactions contemplated by this Agreement, except that confidential, competitively sensitive business information may be redacted from such exchanges. The Parties may, as they deem advisable and necessary, designate any sensitive materials provided to the other under this Section 7.6 as “outside counsel only.” Such materials and the information contained therein shall be given only to outside counsel of the recipient and will not be disclosed by such outside counsel to employees, officers, directors or trustees of the recipient without the advance written consent of the Party providing such materials. To the extent reasonably practicable, neither the Company, Company LP, Parent, REIT Merger Sub nor Partnership Merger Sub shall, nor shall they permit their respective Representatives to, participate independently in any meeting or engage in any substantive conversation with any Governmental Authority in respect of any filing, investigation or other inquiry without giving the other Party prior notice of such meeting or conversation and, to the extent permitted by applicable Law, without giving the other party the opportunity to attend or participate (whether by telephone or in Person) in any such meeting with such Governmental Authority.

(c)    In connection with obtaining any approval or consent from any Person (other than any Governmental Authority) with respect to the Mergers, none of the Parties or any of their Subsidiaries, or any of their respective Representatives, shall be obligated to pay or commit to pay to such Person whose approval or consent is being solicited any cash or other consideration, make any accommodation or commitment or incur any liability or other obligation to such Person prior to the Partnership Merger Effective Time and the REIT Merger Effective Time. The Parties shall cooperate with respect to accommodations that may be requested to obtain such consents.

Section 7.7    Notification of Certain Matters; Transaction Litigation.

(a)    The Company, Company LP and their respective Representatives shall give prompt notice to Parent, and Parent and its Representatives shall give prompt notice to the Company and Company LP, of any notice or other communication received by such Party from any Governmental Authority in connection with this Agreement, the Mergers or the other transactions contemplated by this Agreement, or from any Person alleging that the consent of such Person is or may be required in connection with the Mergers or the other transactions contemplated by this Agreement.

(b)    The Company, Company LP and their respective Representatives shall give prompt notice to Parent, and Parent and its Representatives shall give prompt notice to the Company and Company LP, if (i) any representation or warranty made by it contained in this Agreement becomes untrue or inaccurate such that it would be reasonable to expect that the applicable closing conditions would be incapable of being satisfied by the Outside Date, or (ii) it fails to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under this Agreement; provided, that no such notification shall affect the representations, warranties, covenants or agreements of the Parties or the conditions to the obligations of the Parties under this Agreement. Without limiting the foregoing, the Company, Company LP and their respective Representatives shall give prompt notice to Parent, and Parent and its Representatives shall give prompt notice to the Company and Company LP, if, to the Knowledge of the Company or the Knowledge of Parent, as applicable, the occurrence of any state of facts, change, development, event or condition would cause, or would reasonably be expected to cause, any of the conditions to Closing set forth herein not to be satisfied or satisfaction to be materially delayed. Notwithstanding anything to the contrary in this Agreement, the failure by the Company, Company LP, Parent or their respective Representatives to provide such prompt notice under this Section 7.7(b) shall not constitute a breach of covenant for purposes of Section 8.2(b), Section 8.3(b) or Section 9.3(b)(i).

(c)    The Company, Company LP and their respective Representatives shall give prompt notice to Parent, and Parent and its Representatives shall give prompt notice to the Company and Company LP, of any Action commenced relating to or involving such Party or any Company Subsidiary, Parent Subsidiary or any Affiliate thereof, respectively, that relates to this Agreement, the Mergers or the other transactions contemplated by this Agreement. The Company, Company LP and their respective Representatives shall give Parent the opportunity to reasonably participate in the defense and settlement of any shareholder litigation against the Company or Company LP and/or its trustees relating to this Agreement, the Mergers and the other transactions contemplated hereby, and no such settlement shall be agreed to without Parent’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed). Parent and its Representatives shall give the Company and Company LP the opportunity to reasonably participate in the defense and settlement of any litigation against Parent and/or its directors relating to this Agreement, the Mergers and the other transactions contemplated hereby.

Section 7.8    Section 16 Matters. Prior to the Closing, the Company shall take all such steps to cause any dispositions of Company Common Shares (including derivative securities with respect to Company Common Shares) resulting from the transactions contemplated by this Agreement by each Person who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Section 7.9    Delisting and Deregistering of Company Securities. Parent and the REIT Surviving Entity shall use their reasonable best efforts to cause the Company Common Shares to be de-listed from the NYSE and de-registered under the Exchange Act promptly following the REIT Merger Effective Time.

Section 7.10    Dividends. In the event that a distribution with respect to the Company Common Shares or the Company Partnership Units permitted under the terms of this Agreement has a record date prior to the REIT Merger Effective Time or Partnership Merger Effective Time, as applicable, and has not been paid prior to the Closing Date, such distribution shall be paid to the holders of such Company Common Shares or Company Partnership Units on the Closing Date immediately prior to the REIT Merger Effective Time or the Partnership Merger Effective Time, as applicable.

Section 7.11    Voting of Shares. Parent shall vote all Company Common Shares beneficially owned by it or any of the Parent Subsidiaries as of the record date for the Company Shareholder Meeting, if any, in favor of approval of the REIT Merger and the other transactions contemplated by this Agreement.

Section 7.12    Takeover Statutes. The Parties shall use their respective reasonable best efforts (a) to take all action necessary so that no Takeover Statute is or becomes applicable to the Mergers or any of the other transactions contemplated by this Agreement, and (b) if any such Takeover Statute is or becomes applicable to any of the foregoing, to take all action necessary so that the Mergers and the other transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to eliminate or minimize the effect of such Takeover Statute on the Mergers and the other transactions contemplated by this Agreement.

Section 7.13    Tax Representation Letter. The Company shall deliver to Arnold & Porter Kaye Scholer LLP (or other counsel to the Company) a tax representation letter, dated as of the Closing Date and signed by an officer of the Company, in form and substance reasonably acceptable to such counsel, containing representations of the Company for purposes of rendering the opinion described in Section 8.2(e).

Section 7.14    Merger Subs; Subsidiaries. Parent shall cause each of Partnership Merger Sub, REIT Merger Sub and any other applicable Parent Subsidiary to comply with and perform all of its obligations under or relating to this Agreement on the terms and conditions set forth in this Agreement. The Company and Company LP shall cause each of the Company Subsidiaries to comply with and perform all of its obligations under or relating to this Agreement.

Section 7.15    Employee Benefit Matters.

(a)    The Company, Company LP and each Company Subsidiary (as applicable) shall terminate the employment of each employee of the Company, Company LP or any Company Subsidiary, excluding any such employee with a Company Employment Agreement with respect to the Company Employment Agreements set forth on Section 7.15(b) of the Company Disclosure Letter (which shall be governed by Section 7.15(b)), effective immediately prior to the Closing. With respect to any such employee of the Company, Company LP or any Company Subsidiary as to whom The RMR Group LLC, a Maryland limited liability company (“RMR LLC”), prior to the Closing, does not offer comparable employment with comparable compensation for a position with comparable responsibilities at or within fifty (50) miles of such employee’s primary location of work as of immediately prior to the Closing, Parent will cause the Partnership Surviving Entity to pay each such employee the severance benefits that such employee is eligible to receive, calculated pursuant to the formula set forth in the Company Severance Guidelines, effective June 13, 2016 (the “Severance Guidelines”) in accordance with such Severance Guidelines (regardless of any discretionary right on the part of the Company to pay or not pay such amounts under the Severance Guidelines).

(b)    Effective as of the Closing, the employment of each employee of the Company, Company LP or any Company Subsidiary who is a party to a Company Employment Agreement set forth in Section 7.15(b) of the Company Disclosure Letter shall be terminated pursuant to the terms thereof. From and after the Closing Date, Parent shall, and shall cause the REIT Surviving Entity, the Partnership Surviving Entity or their respective Affiliates to, honor the terms of such Company Employment Agreements, including the payment of amounts or other benefits to which such employees are entitled in connection with such termination (which payment, for the avoidance of doubt, will be calculated with such termination being deemed to have occurred within the “Change in Control Protection Period” under each of the Company Employment Agreement), subject in each case to such employee’s compliance with the provisions of the Company Employment Agreements applicable to such employee.

(c)    Prior to the Closing, Parent may request RMR LLC to offer “at will” employment to some or all of the property level employees of the Company, Company LP or any Company Subsidiary. The Company and Company LP shall, and shall cause the Company Subsidiaries to, provide RMR LLC with reasonable access to any and all of their employees to permit RMR LLC, at its discretion, to discuss offers of employment with any such employees and the terms of any associated employment related documents, and to cooperate with RMR LLC in the transitioning of any such employees to be employees of RMR LLC as of the Closing Date.

(d)    Parent shall cause RMR LLC to credit each employee of the Company, Company LP or any Company Subsidiary hired by RMR LLC with his or her years of service with the Company, Company LP and any of the Company Subsidiaries and their respective Affiliates (and any additional service with any predecessor employer) before the Closing for purposes of eligibility, severance, waiting periods, vesting and determination of level of benefits under the compensation and benefit plans, programs, agreements and arrangements of RMR LLC and any of its subsidiaries or Affiliates providing benefits to any employees hired by RMR LLC after the Closing (collectively, the “New Plans”), including for purposes of accrual of vacation and other paid time off and severance benefits under New Plans (but excluding any New Plan that is a defined benefit pension plan or that is established after the Closing or that does not recognize service prior to its adoption), to the same extent as such employee was entitled, before the Closing, to credit for such service under any similar Company Benefit Plan, except where such credit would result in a duplication of benefits. In addition, to the extent permitted under the New Plans, Parent shall cause RMR LLC to use commercially reasonable efforts, but without cost to RMR LLC and without a potential for a resulting increase in the cost of or rates under the New Plans, to cause any eligible expenses incurred by any employee of the Company, Company LP or any Company Subsidiary hired by RMR LLC and his or her covered dependents under a Company Benefit Plan during the portion of the plan year prior to the REIT Merger Effective Time to be taken into account under such New Plan for purposes of satisfying all deductible, co-insurance, co-payment and maximum out-of-pocket requirements applicable to such employee and his or her covered dependents for the applicable plan year of the New Plan as if such amounts had been paid in accordance with such New Plan.

(e)    At or immediately after the REIT Merger Effective Time, Parent shall pay, or shall cause the REIT Surviving Entity, the Partnership Surviving Entity or their respective Affiliates to pay, to each individual who, prior to the Closing Date, was an employee of the Company, Company LP or any Company Subsidiary, as applicable, (i) if the Closing Date occurs before December 31, 2017, a pro-rata portion of any annual cash incentive in respect of the Company’s 2017 fiscal year in an amount equal to the product of (x) the amount that such employee would have been entitled to receive under the Company’s applicable annual incentive bonus program, based on the target level of achievement under such program and (y) a fraction, the numerator of which is the number of days in the current fiscal year through the Closing Date, and the denominator of which is 365; or (ii) if the Closing Date occurs on or after December 31, 2017, an amount equal to any unpaid annual cash incentive in respect of the Company’s 2017 fiscal year that such employee earned (i.e., is entitled to receive) under the Company’s applicable annual incentive bonus program (based on actual achievement for such fiscal year as determined by the Company Board).

(f)    The Company or Company LP, as applicable, shall, no later than ten (10) days prior to the Closing Date, adopt resolutions of the Company or Company LP, as applicable, Board (the form and substance of which resolutions shall be subject to the prior review and approval of Parent, which approval will not be unreasonably withheld, delayed or conditioned) to authorize the termination of the First Potomac Realty Investment, LP 401(k) Plan effective at least one (1) day prior to the Closing Date.

(g)    Parent shall take all action necessary to cause RMR LLC to provide to (i) each employee of Company, Company LP or any Company Subsidiary who has elected continuation coverage under COBRA prior to or as of immediately prior to the Closing, and (ii) each employee of the Company, Company LP or any Company Subsidiary who does not accept an offer of employment with RMR LLC, and all eligible dependents of each Person set forth in clause (i) and (ii), an ability to elect (or continue) COBRA continuation coverage for the maximum period available (or remaining with respect to a prior election) under COBRA.

(h)    Nothing contained herein shall be construed as requiring Parent, the REIT Surviving Entity, the Partnership Surviving Entity or their Affiliates to continue any specific employee benefit plans or to continue the employment of any specific Person. Nothing contained herein shall be construed as an amendment to any Company Benefit Plan or any other compensation or benefit plan or arrangement for any purpose.

Section 7.16    Transfer Taxes. Parent and the Company shall cooperate in the preparation, execution and filing of all returns, questionnaires, applications or other documents regarding any real property transfer or gains, sales, use, transfer, value added, share transfer or stamp taxes, any transfer, recording, registration and other fees and any similar Taxes that become payable in connection with the transactions contemplated by this Agreement (together with any related interest, penalties or additions to Tax, “Transfer Taxes”), and shall cooperate in attempting to minimize the amount of Transfer Taxes. From and after the Closing, each of the REIT Surviving Entity and the Partnership Surviving Entity shall pay or cause to be paid, without deduction or withholding from any consideration or amounts payable to holders of the Company Common Shares or holders of the Company Partnership Units, all Transfer Taxes.

Section 7.17    Financing Cooperation.

(a)    Parent, REIT Merger Sub and Partnership Merger Sub shall use reasonable best efforts to take, or cause to be taken, all actions and do, or cause to be done, as promptly as possible, all things necessary, proper or advisable to consummate and obtain at or prior to the Closing the Debt Financing on the terms and conditions set forth in the Debt Commitment Letter or, if Parent determines that such Debt Financing will not be so obtained, Financing from alternative sources in an amount sufficient, together with funds otherwise available to Parent, to fund the REIT Merger Consideration, Partnership Merger Consideration and Share Awards required at the Closing on terms not materially less favorable to Parent than set forth in the Debt Commitment Letter (the “Alternate Financing”), including using reasonable best efforts to (i) negotiate and enter into definitive agreements with respect to the Debt Financing on the terms and subject only to the conditions contained in the Debt Commitment Letter (including, to the extent required, the full exercise of any “flex” provisions contained in the Redacted Fee Letter) or the Alternate Financing (the “Financing Agreements”), (ii) satisfy on a timely basis all conditions applicable to Parent, REIT Merger Sub or Partnership Merger set forth in the Debt Commitment Letter (or any replacement commitment letter for an Alternate Financing) and the Financing Agreements and comply with their obligation thereunder, and (iii) prepare the necessary offering circulars, private placement memoranda, or other offering documents or marketing materials with respect to the Debt Financing or any Alternate Financing. Parent shall promptly deliver to the Company true and complete copies of any commitment letter (including Redacted Fee Letters) and similar documents relating to any Alternate Financing.

(b)    Without limiting Section 7.6, subject to and in accordance with applicable Law, the Company agrees to, and to cause Company LP and the Company Subsidiaries to, and to use commercially reasonable efforts to cause their respective Representatives to, provide all cooperation reasonably requested by Parent and any Financing Sources in connection with any Financing, including: (i) furnishing to Parent and such Financing Sources as promptly as practicable the Required Information and periodically updating the Required Information so that it is complete and correct in all material respects and does not include an untrue statement of a material fact or omit to state a fact necessary to make the statements, in the light of the circumstances under which they were made, not misleading; (ii) using commercially reasonable efforts to provide information within its control that is reasonably requested by Parent or any Financing Sources for the preparation of private or public customary confidential information memoranda, private placement memoranda, registration statements, prospectuses and supplements thereto and offering documents otherwise customary for such Financing (collectively, the “Offering Materials”) and roadshows and other customary marketing materials to be used in connection with such Financing reasonably deemed necessary by such Financing Sources to complete a successful syndication or offering of such Financing or otherwise in connection with such Financing, including customary authorization letters that confirm that the public version of any bank confidential information memorandum does not include any material non-public information with respect to the Company, Company LP and the Company Subsidiaries, and participating (including the participation of Company Representatives) in reasonable due diligence sessions and informational meetings with Parent, any Financing

Sources (including potential Financing Sources) and their respective Representatives related to any Financing; (iii) causing the Company’s, Company LP’s and Company Subsidiaries’ (as applicable) independent auditors to reasonably cooperate with respect to any Financing consistent with customary practice, including by providing customary “comfort letters” (including customary “negative assurances” and pro forma financial statement comfort) and customary assistance with the due diligence activities of Parent and any Financing Sources, and customary consents to the inclusion of audit reports in any relevant marketing materials, registration statements and related government filings, and causing the Company’s, Company LP’s and Company Subsidiaries’ legal counsel to provide customary assistance with the due diligence activities of Parent and any Financing Sources; (iv) taking all reasonable actions and providing all information related to the Company that is reasonably available to it to assist Parent in the consummation of any Financing, including the preparation of definitive agreements for such Financing, as may be reasonably requested by Parent; (v) delivering to Parent and any Financing Sources as promptly as reasonably practicable all documentation and other information requested by Parent and any Financing Sources and required by bank regulatory authorities under applicable “know-your-customer” and anti-money laundering rules and regulations, including the Patriot Act; (vi) reasonably cooperating with Parent and the Financing Sources to facilitate the consummation of any Financing to the extent within the control of the Company, Company LP and the Company Subsidiaries, including reasonably cooperating with Parent, REIT Merger Sub and Partnership Merger Sub to satisfy any conditions precedent to any Financing; and (vii) using commercially reasonable efforts to obtain a rating for any debt securities offered in connection with any Financing. Subject to the prior review by, and consent of, the Company (such consent not to be unreasonably withheld or delayed), the Company’s, Company LP’s and the Company Subsidiaries’ logos may be used in connection with any Financing, provided that such logos are used solely in a manner that is not intended to or reasonably likely to harm or disparage the Company, Company LP or the Company Subsidiaries or the reputation or goodwill of the Company, Company LP or the Company Subsidiaries. Notwithstanding anything to the contrary in this Section 7.17(b) or any other provisions of this Agreement, (A) prior to the Closing, none of the Company, Company LP or any of the Company Subsidiaries shall have any responsibility for, or incur any liability to, any Person under or in connection with the transactions contemplated by any Financing, definitive Financing Agreement or any certificate, document or instrument relating to any Financing, (B) none of the Company, Company LP or any of the Company Subsidiaries shall be required to take any action (i) under or in connection with the transactions contemplated by any agreement, certificate, document or instrument relating to any Financing that is not contingent upon the Closing Date (including the entry into any agreement that is effective before the Closing Date), (ii) that would reasonably be expected to cause any trustee, director, officer or employee of the Company, Company LP or any of the Company Subsidiaries to incur any personal liability relating to any Financing, (iii) that will conflict with or violate its Organizational Documents or any applicable Laws, or (iv) that would cause any condition to the Closing to fail to be satisfied or otherwise cause any material breach of this Agreement, (C) the pre-Closing board of trustees (or similar governing body) of the Company, Company LP and any of the Company Subsidiaries shall not be required to adopt resolutions approving the agreements, documents and instruments pursuant to which any Financing is obtained, (D) none of the Company, Company LP or any of the Company Subsidiaries shall be required to execute any definitive Financing documents, including any credit or other agreements, pledge or security documents, or other certificates, legal opinions or documents in connection with any Financing Agreements that are effective prior to the Closing, and (E) none of the Company, Company LP or any of the Company Subsidiaries shall be required to take any trust, limited partnership or limited liability company actions that are effective prior to the Closing to permit the consummation of any Financing. None of the Company, Company LP or any of the Company Subsidiaries, or any of their respective Representatives, shall have any liability to Parent or any of its Affiliates in respect of any financial statements, other financial information or data or other information provided pursuant to this Section 7.17(b). Notwithstanding anything to the contrary, the condition set forth in Section 8.2(b), as it applies to the Company’s obligations under this Section 7.17(b) shall be deemed satisfied unless any Financing has not been obtained primarily as a result of the Company’s, Company LP’s or the Company Subsidiaries’ willful and material breach of its obligations under this Section 7.17(b).

(c)    Parent shall, promptly upon demand by the Company, reimburse the Company for all reasonable out-of-pocket costs and expenses incurred by the Company, Company LP, the Company Subsidiaries and their respective Representatives in connection with the cooperation required by or requested pursuant to this Section 7.17. Parent, REIT Merger Sub and Partnership Merger Sub shall, on a joint and several basis, indemnify and hold harmless the Company, Company LP, the Company Subsidiaries and their respective Representatives from and against any and all liabilities, losses, damages, claims, costs, expenses, interest, awards, judgments and penalties suffered or incurred by them in connection with the arrangement of any Financing and any information utilized in connection therewith (other than historical information related to the Company, Company LP and the Company Subsidiaries) except to the extent finally determined by a court of competent jurisdiction to have arisen from the Company’s, Company LP’s or any Company Subsidiary’s fraud, gross negligence or willful misconduct.

(d)    All non-public or otherwise confidential information regarding the Company obtained by Parent or its Representatives pursuant to this Section 7.17 shall be kept confidential in accordance with the Nondisclosure Agreement, and Parent shall be liable for any breach of this provision or the Nondisclosure Agreement by Parent or any of its Representatives to the same extent as if the breach had been committed directly by Parent.

(e)    For purposes of clarity, the parties acknowledge and agree that in no event shall the consummation of all or any portion of any Financing constitute a condition to the Closing hereunder (pursuant to Article 8 or otherwise).

Section 7.18    Existing Loans; Other Cooperation. Without limiting Section 7.6 or Section 7.17,

(a)    the Parties shall use reasonable best efforts to (i) cause any Existing Loans for which prepayment is permitted that Parent requests be repaid at Closing be so repaid, and any commitments thereunder be terminated, and any Liens or guarantees in connection therewith released (provided, any Existing Loan secured by a Company Property that is not wholly-owned by a Company Subsidiary may be prepaid only with the consent of the Company’s joint venture partner, if required), and (ii) obtain any consents required in connection with any prepayment of any Existing Loan secured by a Company Property that is not wholly-owned if requested by Parent and any consents required in connection with the Closing under any other Existing Loans.

The Company or Company LP shall, as promptly as practicable following execution of this Agreement, request, and use their respective commercially reasonable efforts to obtain at least five (5) Business Days prior to the Closing Date, customary payoff letters in form and substance reasonably acceptable to Parent and the Financing Sources (the “Payoff Letters”) for the Existing Loans that Parent has requested be repaid in connection with the Closing from the applicable financial institutions;

(b)    the Company and Company LP shall, and shall cause each Company Subsidiary to, each use its and their reasonable best efforts to cooperate with Parent in (i) seeking and negotiating waivers, consents or amendments to existing contracts, agreements and other arrangements pursuant to which the Company, Company LP or a Company Subsidiary has incurred any Indebtedness or which govern or relate to the Unconsolidated Subsidiaries; and (ii) negotiating with or otherwise dealing with the Outside Limited Partners and the holders of the minority interests in the Unconsolidated Subsidiaries; and

(c)    in connection with obtaining any waivers, consents or amendments under this Section 7.18, if requested by Parent in writing, the Parties will cooperate and work in good faith to restructure the acquisition of the Company as a reverse merger and to make such reasonable amendments to this Agreement as the Parties mutually agree are necessary to reflect such structure (the “Reverse Merger Structure”); provided, however, that (i) the Reverse Merger Structure shall not delay the Closing, (ii) the Reverse Merger Structure (or the inability to complete the Reverse Merger Structure) shall not relieve Parent, REIT Merger Sub or Partnership Merger Sub of their obligations to pay the REIT Merger Consideration, Partnership Merger Consideration and Share Awards at the Closing as required under this Agreement, (iii) neither the Company nor any Company Subsidiary shall be required to engage in the Reverse Merger Structure if it could adversely affect the classification of the Company as, or its qualification for taxation as, a REIT, and (iv) neither the Company nor any Company Subsidiary shall be required to engage in the Reverse Merger Structure if it would reasonably be expected to result in adverse consequences to the shareholders or other equity interest holders of the Company or the Company LP as a whole, that are incrementally greater or more adverse, as the case may be, than the consequences to such parties in connection with the consummation of this Agreement in the absence of engaging in the Reverse Merger Structure pursuant to this Section 7.18(c) unless such holders (as a whole) are indemnified by the Parent for such incremental consequences; and

(d)    for the avoidance of doubt, the Parties hereby acknowledge and agree that in no event shall the termination of any Existing Loans or the assumption of any Existing Loan constitute a condition to the Closing under this Agreement (pursuant to Article 8 or otherwise).

Section 7.19    Asset Sales. At any time prior to the Closing, Parent may request that the Company and Company LP prepare to market any assets (including any Company Property) for sale, and the Company and Company LP shall, and shall cause the applicable Company Subsidiaries to, cooperate in good faith with Parent in preparing to market such assets for sale and developing a strategy and process for marketing such assets, including with respect to identifying any notifications, authorizations, approvals or consents required in connection therewith; provided, that (i) nothing in this Agreement shall require the Company, Company LP or a Company Subsidiary to enter into an agreement with respect to, execute or consummate any asset sale prior to the Closing, and (ii) none of Company, Company LP or any Company Subsidiary shall be required to take any action in contravention of any Laws or any of their respective Organizational Documents or any other contract or agreement to which the Company, Company LP, the Company Subsidiaries or any of their respective assets are bound. Upon any termination of this Agreement, Parent shall upon request by Company reimburse the Company or Company LP all reasonable out-of-pocket costs incurred by the Company, Company LP or the applicable Company Subsidiaries in connection with any actions taken by Company or Company LP at the request of Parent in accordance with this Section 7.19 (including reasonable fees and expenses of their Representatives). For the avoidance of doubt, the Parties acknowledge and agree that in no event shall the Company be required to sell any of its assets, and no asset sale shall constitute a condition to the Closing hereunder (pursuant to Article 8 or otherwise).

Section 7.20    Operation of REIT Subsidiary After Closing. After the Closing Date and through the taxable year of the REIT Subsidiary that will end on December 31, 2017 (or such earlier date on which the REIT Subsidiary is terminated for U.S. federal income tax purposes by liquidation or by merger with another entity after the Closing Date), the Parent will operate the REIT Subsidiary in a manner to qualify as a REIT.

Section 7.21    Personal Holding Company Status. The Parties acknowledge that the acquisition structure described in this Agreement is based on the assumption that the Company is not, and will not be for its taxable year ending with the REIT Merger, a “personal holding company” within the meaning of Section 542(a) of the Code. If either Parent or the Company reasonably believes that, based on the Company’s income and activities from January 1, 2017 through the REIT Merger Effective Time (including the U.S. federal income Tax effects described in Section 2.6), the Company may be or become a personal holding company, then if Parent so requests, the Parties will negotiate in good faith to resolve the issue, including, as may be requested by Parent, restructuring the acquisition of the Company as the Reverse Merger Structure subject to the conditions in Section 7.18(c) . For the avoidance of doubt, the Parties acknowledge and agree that the determination whether the Company is or could become a personal holding company shall not constitute a condition to the Closing hereunder (pursuant to Article 8 or otherwise).

Section 7.22    Accounting Functions. During the Interim Period, the Company and Company LP shall use commercially reasonable efforts, and shall direct each of its employees to use commercially reasonable efforts, to reasonably cooperate with the accounting group of RMR LLC in connection with the transition of accounting functions with respect to the Company, Company LP and the Company Subsidiaries to RMR LLC.

ARTICLE 8

CONDITIONS

Section 8.1    Conditions to Each Party’s Obligation to Effect the Mergers. The respective obligations of the Parties to this Agreement to effect the Mergers and to consummate the other transactions contemplated by this Agreement on the Closing Date are subject to the satisfaction or, to the extent permitted by Law, waiver by each of the Parties at or prior to the Closing of the following conditions:

(a)    Company Shareholder Approval. The Company Shareholder Approval shall have been obtained in accordance with applicable Law and the Company Declaration.

(b)    No Injunctions or Restraints. No temporary restraining order, preliminary or permanent injunction or other judgment, order or decree issued by any Governmental Authority of competent jurisdiction prohibiting consummation of the Mergers or any other transactions contemplated hereby shall be in effect, and no Law shall have been enacted, entered, promulgated or enforced by any Governmental Authority after the date of this Agreement that, in any case, makes illegal the consummation of the Mergers.

Section 8.2    Conditions to Obligations of Parent, REIT Merger Sub and Partnership Merger Sub. The obligations of Parent, REIT Merger Sub and Partnership Merger Sub to effect the Mergers and to consummate the other transactions contemplated by this Agreement are subject to the satisfaction or (to the extent permitted by Law) waiver by Parent, at or prior to the Closing, of the following additional conditions:

(a)    Representations and Warranties. (i) The representations and warranties set forth in Sections 4.1(a) and (b) (Organization and Qualification; Subsidiaries), Section 4.3 (Capital Structure) (other than Sections 4.3(a) and (b) (Capital Structure)), Section 4.4 (Authority), Section 4.8 (Absence of Certain Changes or Events), Section 4.21 (Opinion of Financial Advisor), Section 4.22 (Approval Required), Section 4.23 (Brokers), Section 4.24 (Investment Company Act) and Section 4.25 (Takeover Statutes), shall be true and correct in all respects (in the case of any representation or warranty qualified by materiality or Company Material Adverse Effect) or in all material respects (in the case of any representation or warranty not qualified by materiality or Company Material Adverse Effect) as of the date of this Agreement and as of the Closing, as though made as of the Closing, (ii) the representations and warranties set forth in Sections 4.3(a) and (b) and Section 4.13(g) shall be true and correct in all but de minimus respects as of the date of this Agreement and as of the Closing, as though made as of the Closing, and (iii) each of the other representations and warranties of the Company and Company LP contained in this Agreement shall be true and correct as of the date of this Agreement and as of the Closing, as though made as of the Closing, except (A) in each case, representations and warranties that are made as of a specific date shall be true and correct only on and as of such date, and (B) in the case of clause (iii) where the failure of such representations or warranties to be true and correct (without giving effect to any materiality or Company Material Adverse Effect qualifications set forth therein) does not have, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b)    Performance of Covenants and Obligations of the Company and Company LP. Each of the Company and Company LP shall have performed in all material respects all obligations, and complied in all material respects with all agreements and covenants, required to be performed by it under this Agreement on or prior to the Closing.

(c)    Material Adverse Effect. On the Closing Date, there shall not exist any event, change, or occurrence arising after the date of this Agreement that, individually or in the aggregate, constitutes a Company Material Adverse Effect.

(d)    Delivery of Certificates. The Company shall have delivered to Parent a certificate, dated the Closing Date and signed by its chief executive officer and chief financial officer on behalf of the Company and Company LP, certifying to the effect that the conditions set forth in Sections 8.2(a), 8.2(b) and Section 8.2(c) have been satisfied.

(e)    Opinion Relating to REIT Qualification. The Company shall have received the written opinion of Arnold & Porter Kaye Scholer LLP, on which Parent shall be entitled to rely, dated as of the Closing Date, in substantially the form attached hereto as Exhibit B, to the effect that (i) for all taxable periods of the Company commencing with its taxable year ended December 31, 2009, (A) the Company has been organized and operated in conformity with the requirements for qualification and taxation as a REIT under the Code and (B) the Company’s actual method of operation has enabled it to continue to meet the requirements for qualification and taxation as a REIT under the Code for all such taxable periods through its most recently completed taxable year and from the end of its most recently completed taxable year through the Closing Date, and (ii) for all taxable periods of the REIT Subsidiary, commencing with its taxable year ended December 31, 2010, (A) the REIT Subsidiary has been organized and operated in conformity with the requirements for qualification and taxation as a REIT under the Code and (B) the REIT Subsidiary’s actual method of operation has enabled it to continue to meet the requirements for qualification and taxation as a REIT under the Code for all such taxable periods through its most recently completed taxable year and from the end of its most recently completed taxable year through the Closing Date (which opinion shall be based upon the representation letter described in Section 7.13 and shall be subject to customary assumptions, exceptions, limitations and qualifications, including an assumption that Parent will continue to operate the REIT Subsidiary after the Closing Date in a manner to qualify as a REIT for its taxable year that will end on December 31, 2017 (or such earlier date on which the REIT Subsidiary is terminated for U.S. federal income tax purposes by liquidation or by merger with another entity after the Closing Date)).

Section 8.3    Conditions to Obligations of the Company and Company LP. The obligations of the Company and Company LP to effect the Mergers and to consummate the other transactions contemplated by this Agreement are subject to the satisfaction or (to the extent permitted by Law) waiver by the Company and Company LP at or prior to the Closing, of the following additional conditions:

(a)    Representations and Warranties. (i) The representations and warranties set forth in Sections 5.1 (Organization and Qualification), Section 5.2 (Authority), Section 5.6 (Brokers), Section 5.7 (Available Funds), Section 5.10 (No Vote of Parent Equityholders) and Section 5.11 (Ownership of Company Common Shares) shall be true and correct in all respects

(in the case of any representation or warranty qualified by materiality or Parent Material Adverse Effect) or in all material respects (in the case of any representation or warranty not qualified by materiality or Parent Material Adverse Effect) as of the date of this Agreement and as of the Closing, as though made as of the Closing, and (ii) each of the other representations and warranties of Parent contained in this Agreement shall be true and correct as of the date of this Agreement and as of the Closing, as though made as of the Closing, except (A) in each case, representations and warranties that are made as of a specific date shall be true and correct only on and as of such date, and (B) in the case of clause (ii) where the failure of such representations or warranties to be true and correct (without giving effect to any materiality or “Parent Material Adverse Effect” qualifications set forth therein) does not have, and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b)    Performance of Covenants or Obligations of Parent. Parent shall have performed in all material respects all obligations, and complied in all material respects with all agreements and covenants, required to be performed by it under this Agreement on or prior to the Closing.

(c)    Delivery of Certificates. Parent shall have delivered to the Company a certificate, dated the Closing Date and signed by its chief executive officer and chief financial officer (or equivalent officers) on behalf of Parent, REIT Merger Sub and Partnership Merger Sub, certifying to the effect that the conditions set forth in Section 8.3(a) and Section 8.3(b) have been satisfied.

ARTICLE 9

TERMINATION AND FEES

Section 9.1    Termination. This Agreement may be terminated and the Mergers may be abandoned at any time prior to the Closing, notwithstanding the receipt of the Company Shareholder Approval (except as otherwise specified in this Section 9.1):

(a)    by mutual written consent of each of Parent and the Company;

(b)    by either Parent or the Company:

(i)    if the Mergers shall not have been consummated on or before December 31, 2017 (the “Outside Date”); provided, that the right to terminate this Agreement pursuant to this Section 9.1(b)(i) shall not be available to any Party if the failure of such Party to comply with any provision of this Agreement shall have been the cause of, or resulted in, the failure of the Mergers to be consummated by the Outside Date;

(ii)    if any Governmental Authority of competent jurisdiction shall have issued an Order or taken any other action permanently restraining or otherwise prohibiting the Mergers, and such Order or other action shall have become final and non-appealable; provided, that the right to terminate this Agreement under this Section 9.1(b)(ii) shall not be available to any Party if the failure of such Party to comply with any provision of this Agreement shall have been the cause of, or resulted in the issuance of such final, non-appealable Order or taking of such other action by such Governmental Authority; or

(iii)    if the Company Shareholder Approval shall not have been obtained at the Company Shareholder Meeting duly convened therefor or at any adjournment or postponement thereof at which a vote on the approval of the REIT Merger and the other transactions contemplated by this Agreement was taken.

(c)    by Parent:

(i)    if the Company or Company LP shall have breached, violated or failed to perform any of its representations, warranties, covenants or agreements set forth in this Agreement which breach, violation or failure to perform, either individually or in the aggregate, if continuing at the Closing (A) would result in the failure of any of the conditions set forth in Sections 8.2(a) or (b) (a “Company Terminating Breach”), and (B) cannot be cured, or, if curable, is not cured by the Company or Company LP, or waived by Parent by the earlier of (x) the Outside Date and (y) forty five (45) days after the receipt by the Company of written notice of such breach, violation or failure from Parent; provided, that Parent shall not have the right to terminate this Agreement pursuant to this Section 9.1(c)(i) if a Parent Terminating Breach shall have occurred and be continuing at the time Parent delivers notice of its election to terminate this Agreement pursuant to this Section 9.1(c)(i); or

(ii)    if, prior to obtaining the Company Shareholder Approval, the Company Board or any committee thereof (A) shall have effected a Company Adverse Recommendation Change (provided, that Parent’s right to terminate this Agreement pursuant to this Section 9.1(c)(ii)(A) in respect of a Company Adverse Recommendation Change will expire twenty (20) Business Days after the last date upon which the Company Board or a committee thereof has made such Company Adverse Recommendation Change), (B) fails to publicly reaffirm the Company Board Recommendation within ten (10) Business Days of being requested to do so by Parent following the public announcement by any Person of a Company Acquisition Proposal or an intention (whether or not conditional) to make a Company Acquisition Proposal, (C) fails to include the Company Board Recommendation in the Proxy Statement, (D) approves, adopts, publicly recommends, or enters into or allows the Company, Company LP or any of the Company Subsidiaries to enter into, a Company Alternative Acquisition Agreement relating to any Company Acquisition Proposal (other than an Acceptable Confidentiality Agreement) or (E) the Company or the Company Board publicly announces its intention to do any of the foregoing.

(d)    by the Company:

(i)    if Parent, REIT Merger Sub or Partnership Merger Sub shall have breached, violated or failed to perform any of its representations, warranties, covenants or agreements set forth in this Agreement, which breach, violation or failure to perform, either individually or in the aggregate, if continuing at the Closing (A) would result in the failure of any of the conditions set forth in Sections 8.3(a) or (b) (a “Parent Terminating Breach”), and (B) cannot be cured, or, if curable, is not cured by Parent, or waived by Company by the earlier of (x) the Outside Date and (y) forty five (45) days after the receipt by Parent of written notice of such breach, violation or failure from the Company; provided, that the Company shall not have the right to terminate this Agreement pursuant to this Section 9.1(d)(i) if a Company Terminating Breach shall have occurred and be continuing at the time the Company delivers notice of its election to terminate this Agreement pursuant to this Section 9.1(d)(i); or

(ii)    prior to obtaining the Company Shareholder Approval, if the Company Board determines to enter into a Company Alternative Acquisition Agreement with respect to a Company Superior Proposal in accordance with Section 7.3(e), and the Company pays the Company Termination Fee due under Section 9.3 in accordance with Section 9.3.

Section 9.2    Notice of Termination; Effect of Termination. In the event of termination of this Agreement as provided in Section 9.1, written notice thereof shall be given to the other Party, specifying the provisions hereof pursuant to which such termination is made and describing the basis therefor in reasonable detail, and this Agreement shall forthwith become void and have no effect, without any liability or obligation on the part of Parent or the Company, except that the Nondisclosure Agreement and the provisions of Section 7.2(b) (Confidentiality), Section 7.4 (Public Announcements), this Section 9.2 (Notice of Termination; Effect of Termination), Section 9.3 (Fees and Expenses) and Article 10 (General Provisions) and the definitions of all defined terms appearing in such sections, shall survive such termination of this Agreement; provided, that subject to Section 10.11, no such termination shall relieve any Party from any liability or damages resulting from any fraud in connection with this Agreement or any willful and intentional breach of any of its representations, warranties, covenants or agreements set forth in this Agreement prior to such termination of this Agreement, in which case the non-breaching Party shall be entitled to all rights and remedies available at law or in equity including, in the case of a willful and intentional breach by Parent, REIT Merger Sub or Partnership Merger Sub, liability to the Company for damages, determined taking into account all relevant factors, including damages to the Company’s shareholders to the extent awarded by the applicable court. For purposes of this Agreement, “willful and intentional breach” means a material breach that is a consequence of an act knowingly undertaken by the breaching Party with the intent of causing a breach of this Agreement (it being understood that the failure of the Company or Company LP, on the one hand, or Parent, REIT Merger Sub or Partnership Merger Sub, on the other hand, to consummate the Mergers when required under the terms of this Agreement (and in the case of Parent, REIT Merger Sub or Partnership Merger Sub, regardless of whether any of such entities has obtained or received the proceeds of any Financing) will constitute a willful and intentional breach.

Section 9.3    Fees and Expenses.

(a)    Except as otherwise provided in this Section 9.3, all fees and expenses incurred in connection with this Agreement, the Mergers and the other transactions contemplated hereby shall be paid by the Party incurring such fees or expenses, whether or not the Mergers are consummated.

(b)    In the event that:

(i)    (A)(x) this Agreement is terminated by Parent pursuant to Section 9.1(c)(i), and after the date hereof and prior to the breach giving rise to such right of termination, a Company Acquisition Proposal (with, for all purposes of this Section 9.3(b)(i), all percentages included in the definition of “Company Acquisition Proposal” increased to 67%) has been publicly announced, disclosed or otherwise communicated to the Company Board, or (y) this Agreement is terminated by the Company or Parent pursuant to Section 9.1(b)(iii), and prior to the Company Shareholder Meeting, a Company Acquisition Proposal has been publicly announced, disclosed or otherwise communicated to the Company’s shareholders, and (B) within twelve (12) months after the date of such termination, a transaction in respect of a Company Acquisition Proposal is consummated or the Company enters into a Company Alternative Acquisition Agreement in respect of a Company Acquisition Proposal (other than an Acceptable Confidentiality Agreement) that is later consummated;

(ii)    this Agreement is terminated by Parent pursuant to Section 9.1(c)(ii); or

(iii)    this Agreement is terminated by the Company pursuant to Section 9.1(d)(ii);

then, in any such event, the Company shall pay to Parent a termination fee of $25,000,000 (the “Company Termination Fee”), it being understood that in no event shall the Company be required to pay the Company Termination Fee on more than one occasion. Payment of the Company Termination Fee shall be made by wire transfer of same day funds to the account or accounts designated by Parent (x) at the earlier of execution of a definitive agreement with respect to, submission to the shareholders of the Company of, or the consummation of any transaction contemplated by a Company Acquisition Proposal, in the case of a Company Termination Fee payable pursuant to Section 9.3(b)(i), (y) as promptly as reasonably practicable after termination (and, in any event, within two (2) Business Days thereof), in the case of a Company Termination Fee payable pursuant to Section 9.3(b)(ii), and (z) at the time of termination, in the case of a Company Termination Fee payable pursuant to Section 9.3(b)(iii). Notwithstanding anything in this Agreement to the contrary, except in the case of fraud or intentional and willful misconduct as expressly provided below, in the event that the Company Termination Fee becomes payable, then payment to Parent of the Company Termination Fee, together with any amounts due under Section 9.3(f), shall be Parent’s sole and exclusive remedy as liquidated damages for any and all losses or damages of any nature against the Company, Company LP, the Company Subsidiaries and each of their respective former, current and future trustees, directors, officers, employees, agents, general and limited partners, managers, members, shareholders, Affiliates and assignees and each former, current or future trustee, director, officer, employee, agent, general or limited partner, manager, member, shareholder, Affiliate or assignee of any of the foregoing (collectively, the “Company Parties”) in respect of this Agreement, any agreement executed in connection herewith, the Mergers and the other transactions contemplated hereby, including for any loss or damage suffered as a result of the termination of this Agreement, the failure of the Mergers to be consummated or for a breach or failure to perform hereunder (whether intentionally, unintentionally, or otherwise) or otherwise, and upon payment of such Company Termination Fee no Company Party shall have any further liability or obligation relating to or arising out of this Agreement, the Mergers or the other transactions contemplated hereby; provided, that neither the Company nor Company LP shall be relieved from any liability or damages resulting from any fraud in connection with this Agreement or any willful and intentional breach (as defined in Section 9.2 above) of any of its covenants or agreements set forth in this Agreement prior to such termination of this Agreement.

(c)    If this Agreement shall be terminated by either Parent or the Company pursuant to Section 9.1(b)(iii) or by Parent pursuant to Section 9.1(c)(i) under circumstances in which the Company Termination Fee is not payable pursuant to Section 9.3(b)(i), then the

Company shall pay, within three (3) Business Days of the Outside Date, to Parent the Parent Expenses in immediately available funds to an account directed by Parent; provided, that the payment by the Company of the Parent Expenses pursuant to this Section 9.3(c) shall not relieve the Company of any subsequent obligation to pay the Company Termination Fee pursuant to Section 9.3(b) (but in the event such Company Termination Fee is or becomes payable, it shall be reduced on a dollar for dollar basis for the Parent Expenses actually paid to Parent pursuant to this Section 9.3(c)) and neither the Company nor Company LP shall be relieved from any liability or damages resulting from any fraud in connection with this Agreement or any willful and intentional breach of any of its covenants or agreements set forth in this Agreement prior to such termination of this Agreement.

(d)    If the Company is required to pay Parent the Company Termination Fee (a “Termination Payment”), such Termination Payment shall be paid into escrow on the date such payment is required to be paid by such party (“Payor”) pursuant to this Agreement by wire transfer of immediately available funds to an escrow account designated in accordance with this Section 9.3(d). In the event that a Payor is required to pay a Termination Fee, the amount payable to the other party (such party, “Payee”) in any tax year of Payee shall not exceed the lesser of (i) the Termination Payment, and (ii) the sum of (A) the maximum amount that can be paid to Payee without causing such party to fail to meet the requirements of Section 856(c)(2) and (3) of the Code for the relevant tax year, determined as if the payment of such amount did not constitute income described in Sections 856(c)(2) or 856(c)(3) of the Code (“Qualifying Income”), and Payee has income from unknown sources during such year in an amount equal to 1% of its gross income which is not Qualifying Income (in addition to any known or anticipated income which is not Qualifying Income), in each case as determined by Payee’s independent accountants, plus (B) in the event Payee receives either (x) a letter from Payee’s counsel indicating that Payee has received a ruling from the IRS as described in Section 9.3(e) or (y) an opinion from its outside counsel as described in Section 9.3(e), an amount equal to the excess of the Termination Payment less the amount payable under clause (A) above.

(e)    To secure the Company’s obligation to pay any amounts payable pursuant to Section 9.3(c), the Company shall deposit into escrow an amount in cash equal to the Termination Payment owed by it with an escrow agent selected by the Company on such terms (subject to this Section 9.3) as shall be mutually agreed upon by the Company, Parent and the escrow agent. The payment or deposit into escrow of the Termination Payment pursuant to this Section 9.3(e) shall be made at the time the Company is obligated to pay Parent such amount pursuant to this Section 9.3 by wire transfer of immediately available funds. The escrow agreement shall provide that the Termination Payment held in escrow or any portion thereof shall not be released to Parent unless the escrow agent receives any one or combination of the following: (i) a letter from Parent’s independent accountants indicating the maximum amount that can be paid by the escrow agent to Parent without causing Parent to fail to meet the requirements of Sections 856(c)(2) and (3) of the Code determined as if the payment of such amount did not constitute Qualifying Income and Parent has income from unknown sources during such year in an amount equal to 1% of its gross income which is not Qualifying Income (in addition to any known or anticipated income which is not Qualifying Income), in which case the escrow agent shall release such amount to the receiving party, or (ii) a letter from Parent’s counsel indicating that (A) Parent received a ruling from the IRS holding that the receipt by such Parent of the Termination Payment would either constitute Qualifying Income or would be excluded from gross income within the meaning of Sections 856(c)(2) and (3) of the Code or (B) Parent’s outside counsel has rendered a legal opinion to the effect that the receipt by Parent of the Termination Payment should either constitute Qualifying Income should be excluded from gross income within the meaning of Sections 856(c)(2) and (3) of the Code, in which case the escrow agent shall release the remainder of the Termination Payment to Parent. The Company agrees to amend this Section 9.3 at the reasonable request of Parent in order to (i) maximize the portion of the Termination Payment that may be distributed to Parent hereunder without causing Parent to fail to meet the requirements of Sections 856(c)(2) and (3) of the Code, (ii) improve Parent’s chances of securing a favorable ruling described in this Section 9.3 or (iii) assist Parent in obtaining a favorable legal opinion from its outside counsel as described in this Section 9.3. Any amount of the Termination Payment that remains unpaid as of the end of a taxable year shall be paid as soon as possible during the following taxable year, subject to the foregoing limitations of this Section 9.3, provided, however, that the obligation of the Company to pay the unpaid portion of the Termination Payment shall terminate on the December 31 following the date which is five (5) years from the date of this Agreement. Any payment due to Parent described in this Section 9.3 shall be subject to the same limitations on payment as set forth in this Section 9.3.

(f)    Each of the Company and Parent acknowledges that the agreements contained in this Section 9.3 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, the other Party would not enter into this Agreement. If the Company fails promptly to pay any amounts due pursuant to Section 9.3(b), and, in order to obtain such payment, Parent commences a suit that results in a judgment against the Company for the amounts set forth in Section 9.3(b), the Company shall pay to Parent its reasonable costs and expenses (including reasonable attorneys’ fees and expenses) in connection with such suit, together with interest on the amounts set forth in Section 9.3(b) from the date of termination of this Agreement at the prime rate set forth in the Wall Street Journal in effect on the date such payment was required to be made plus 1%.

ARTICLE 10

GENERAL PROVISIONS

Section 10.1    Nonsurvival of Representations and Warranties and Certain Covenants. None of the representations and warranties in this Agreement or in any instrument delivered pursuant to this Agreement, including any rights arising out of any breach of such representations and warranties, shall survive the Closing. The covenants to be performed prior to or at the Closing shall terminate at the Closing. This Section 10.1 shall not limit any covenant or agreement of the Parties that by its terms contemplates performance after the Closing.

Section 10.2    Notices. All notices, requests, claims, consents, demands and other communications under this Agreement shall be in writing and shall be deemed given on the date of actual delivery, if delivered personally, or on the date of receipt, if sent by overnight courier (providing proof of delivery) to the Parties or if sent by facsimile or e-mail of a .pdf attachment (providing confirmation of transmission) at the following street addresses, email addresses or facsimile numbers, as applicable (or at such other United States street address, email address or facsimile number for a Party as shall be specified by like notice):

(a)	if to the Company to:

First Potomac Realty Trust

7600 Wisconsin Avenue, 11th Floor

Bethesda, Maryland 20814

Attn:    Samantha Sacks Gallagher

Email:  sgallagher@first-potomac.com

with a copy (which shall not constitute notice) to:

Hogan Lovells US LLP

555 13th Street NW

Washington, DC 20004

Attn:       David W. Bonser

               Matt N. Thomson

Email:    david.bonser@hoganlovells.com

               matt.thomson@hoganlovells.com

Fax:        (202) 637-5910

(b)	if to Parent or REIT Merger Subsidiary to:

Government Properties Income Trust

Two Newton Place

255 Washington Street, Suite 300

Newton, Massachusetts 02458-1634

Attn:       David M. Blackman

               Jennifer B. Clark

Email:    dblackman@govreit.com

               jclark@rmrgroup.com

Fax:        (617) 796-8267

with a copy (which shall not constitute notice) to:

Sullivan & Worcester LLP

One Post Office Square

Boston, Massachusetts 02109

Attn: Nicole Rives

Email: nrives@sandw.com

Fax: (617) 338-2880

Section 10.3    Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced under any present or future Law or public policy in any jurisdiction, as to that jurisdiction, (a) such term or other provision shall be fully separable, (b) this Agreement shall be construed and enforced as if such invalid, illegal or unenforceable provision had never comprised a part hereof, (c) all other conditions and provisions of this Agreement shall remain in full force and effect and shall not be affected by the illegal, invalid or unenforceable term or other provision or by its severance herefrom so long as the economic or legal substance of the transactions contemplated by this Agreement is not affected in any manner materially adverse to any party, and (d) such terms or other provision shall not affect the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced in any jurisdiction, the Parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in a mutually acceptable manner in order that transactions contemplated by this Agreement be consummated as originally contemplated to the fullest extent possible.

Section 10.4    Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original and all of which together shall be deemed one and the same agreement, and shall become effective when one or more counterparts have been signed by each of the Parties and delivered (by electronic delivery or otherwise) to the other Parties. Signatures to this Agreement transmitted by facsimile transmission, by electronic mail in .pdf format, or by any other electronic means intended to preserve the original graphic and pictorial appearance of a document, will have the same effect as physical delivery of the paper document bearing the original signature.

Section 10.5    Entire Agreement; No Third Party Beneficiaries. This Agreement (including any Exhibit, the Company Disclosure Letter and the Parent Disclosure Letter) and the Nondisclosure Agreement constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, between the Parties with respect to the subject matter of this Agreement. This Agreement is not intended to and shall not confer any rights or remedies upon any Person other than the Parties and their respective successors and permitted assigns, except for the provisions of Article 3 (which, from and after the Partnership Merger Effective Time and REIT Merger Effective Time, as applicable, shall be for the benefit of holders of the Company Partnership Units immediately prior to the Partnership Merger Effective Time or the holders of the Company Common Shares immediately prior to the REIT Merger Effective Time, as applicable), and Section 7.5 (which, from and after the Partnership Merger Effective Time and the REIT Merger Effective Time shall be for the benefit of the Indemnified Parties); provided, however, that any Financing Sources and any of their respective Representatives shall be intended third party beneficiaries with respect to Sections 10.9(b), 10.12(b) and 10.13 (and no amendment or modification to such provisions in respect of any Financing Sources may be made without the prior consent of such Financing Sources). The representations and warranties in this Agreement are the product of negotiations among the Parties and are for the sole benefit of the Parties other than as described in this Section 10.5. Any inaccuracies in such representations and warranties are subject to waiver by the Parties in accordance with Section 10.8 without notice or liability to any other Person. The representations and warranties in this Agreement may represent an allocation among the Parties of risks associated with particular matters regardless of the Knowledge of any of the Parties. Accordingly, Persons other than the Parties may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.

Section 10.6    Tender Offer. The Company and Company LP agree, upon written request by Parent, to cooperate and work in good faith with Parent to effectuate the transactions contemplated by this Agreement by means of a tender offer for all of the outstanding Company Common Shares for the REIT Per Share Merger Consideration and to make such reasonable and customary amendments to this Agreement as the Parties mutually agree are necessary to reflect such structure; provided that (i) such tender offer structure shall not delay the Closing and (ii) the inability to make or complete such a tender offer shall not relieve the obligations of Parent, REIT Merger Sub or Partnership Merger Sub to consummate the Mergers as required under this Agreement. The Parties agree that the obligation of the Company and Company LP to cooperate and work in good faith with Parent pursuant to this Section 10.6 shall not require the Company Board to approve any action that it believes is inconsistent with its duties under applicable Law.

Section 10.7    Amendment. Subject to any consent rights of Financing Sources pursuant to Section 10.5 and compliance with applicable Law, this Agreement may be amended by mutual agreement of the Parties hereto by action taken or authorized by the Company Board and the Parent Board, respectively, at any time before or after receipt of the Company Shareholder Approval and prior to the Closing; provided, that after the Company Shareholder Approval has been obtained, there shall not be any amendment of this Agreement that changes the amount or the form of the consideration to be delivered under this Agreement to the holders of the Company Common Shares or the Company Partnership Units, or which by applicable Law requires the further approval of the shareholders of the Company without such further approval of such shareholders. This Agreement may not be amended except by an instrument in writing signed by each of the Parties.

Section 10.8    Extension; Waiver. At any time prior to the Partnership Merger Effective Time and the REIT Merger Effective Time, a Party may (a) extend the time for the performance of any of the obligations or other acts of the other Parties hereto, (b) waive any inaccuracies in the representations and warranties of the other Party contained in this Agreement or in any document delivered pursuant to this Agreement, or (c) subject to the requirements of applicable Law, waive compliance with any of the agreements or conditions contained in this Agreement. Any agreement on the part of a Party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such Party. The failure of any Party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of those rights.

Section 10.9    Governing Law.

(a)    This Agreement, and all Actions (whether at Law, in contract or in tort) that may be based upon, arise out of or related to this Agreement or the negotiation, execution or performance of this Agreement, shall be governed by, and construed in accordance with, the Laws of the State of Maryland without giving effect to any choice or conflict of Law principles (whether of the State of Maryland or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Maryland.

(b)    Notwithstanding anything herein to the contrary, the Parties hereto and any Company Affiliates acknowledge and irrevocably agree (i) that any Action involving a Financing Source that is in any way related to this Agreement, the Mergers or any of the other transactions contemplated by this Agreement or the performance of services hereunder or related hereto, including, without limitation, any dispute arising out of or relating in any way to the Financing, shall be governed by, and construed in accordance with, the laws of the State of New York, without regard to the conflicts of law rules of the State of New York that would result in the application of the laws of any other State, (ii) that service of process, summons, notice or document by registered mail addressed to them at their respective addresses provided in Section 10.2 shall be effective service of process against them for any such Action, and (iii) that a final judgment in any such Action shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law. Notwithstanding anything herein to the contrary, each of the Parties hereby agrees that it will not, nor permit any of its respective Affiliates to, bring or support any action, cause of action, claim, cross-claim or third party claim of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against any Financing Sources in any way relating to this Agreement, the Mergers or any the other transactions contemplated hereby, including, without limitation, any dispute arising out of or relating in any way to any Financing or the performance thereof, in any forum other than the Supreme Court of the State of New York, County of New York, located in the Borough of Manhattan, or, if under applicable law exclusive jurisdiction is vested in the federal courts, the United States District Court for the Southern District of New York (and the appellate courts thereof), and that the provisions of Section 10.13 relating to the waiver of jury trial shall apply to any such action, cause of action, claim, cross-claim or third party claim.

Section 10.10    Consent to Jurisdiction. Each Party irrevocably agrees and consents (a) to submit itself to the exclusive jurisdiction of any federal court located in the State of Maryland or any Maryland State court (the “Maryland Courts”) for the purpose of any Action (whether based on contract, tort or otherwise), directly or indirectly, arising out of or relating to this Agreement or the transactions contemplated by this Agreement or the actions of the Parties in the negotiation, administration, performance and enforcement of this Agreement, and further that any proceeding in Maryland State court shall be assigned to the Business and Technology Case Management Program, (b) that it will not attempt to deny or defeat such jurisdiction by motion or other request for leave from any such court, (c) that it will not bring any Action relating to this Agreement or the transactions contemplated by this Agreement or the actions of the parties hereto in the negotiation, administration, performance and enforcement of this Agreement in any court other than the Maryland Courts, and (d) that a final judgment in any Action shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law.

Section 10.11    Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned or delegated, in whole or in part, by operation of Law or otherwise by any of the Parties without the prior written consent of the other Parties and any attempt to make any such assignment without such consent shall be null and void. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the Parties and their respective successors and assigns.

Section 10.12    Specific Performance.

(a)    The Parties agree that irreparable damage would occur if any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached (including the obligation of Parent, REIT Merger Sub or the Partnership Merger Sub to consummate, as applicable, the REIT Merger and the Partnership Merger in accordance with the terms and conditions of this Agreement), and that monetary damages, even if available, would not be an adequate remedy therefor. It is accordingly agreed that, prior to the termination of this Agreement pursuant to Article 9, each Party shall be entitled to an injunction or injunctions, specific performance or other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, without proof of damages or otherwise (including the Parties’ obligations to consummate the Mergers and the obligation of the Parent, REIT Merger Sub or Partnership Merger Sub to pay, and the right of the holders of Company Common Stock and the holders of Company Partnership Units to receive, the REIT Merger Consideration, aggregate Share Award Payments and Partnership Merger Consideration, as applicable, pursuant to the Mergers, subject in each case to the terms and conditions of this Agreement), in addition to any other remedy to which such Party is entitled at Law or in equity. Each of the Parties hereby waives (i) any defense in an Action for specific performance that a remedy at Law would be adequate and (ii) any requirement under any Law to post a security as prerequisite to obtaining equitable relief. Each Party agrees that the right of specific performance and other equitable relief is an integral part of the transactions contemplated by this Agreement and without that right neither the Company nor Company LP, on the one hand, nor Parent, REIT Merger Sub or Partnership Merger Sub, on the other hand, would have entered into this Agreement. For the avoidance of doubt, the Parties may pursue both a grant of specific performance or other equitable remedies to the extent permitted by this Section 10.11 and the payment of damages, but shall not be entitled or permitted to receive an award of damages if specific performance or other equitable remedies are awarded and consummation of the Mergers occurs and shall not be entitled or permitted to receive an award of specific performance or other equitable remedies if damages are awarded.

(b)    Notwithstanding anything to the contrary contained herein, the Company (on behalf of itself and any of its Affiliates, trustees, directors, officers, employees, agents and representatives) hereby waives any rights or claims against any Financing Source in connection with this Agreement, any Financing or definitive Financing agreements or in respect of any other document or theory of law or equity (whether in tort, contract or otherwise) or in respect of any oral or written representations made or alleged to be made in connection herewith or therewith, and the Company (on behalf of itself and any of its Affiliates, trustees, directors, officers, employees, agents and representatives) agrees not to commence any action or proceeding against any Financing Source in connection with this Agreement, any Financing or definitive Financing agreements or in respect of any related document or theory of law or equity and agrees to cause any such action or proceeding asserted by the Company (on behalf of itself and any of its Affiliates, trustees, directors, officers, employees, agents and representatives) in connection with this Agreement, any Financing or definitive Financing agreements or in respect of any other document or theory of law or equity against any Financing Source to be dismissed or otherwise terminated, provided that any Financing Sources and any of their respective Representatives shall be intended third parties beneficiaries with respect to Sections 10.9(b), 10.12(b) and 10.13. In furtherance and not in limitation of the foregoing waiver, it is acknowledged and agreed that no Financing Source shall have any liability for any claims or damages to the Company in connection with this Agreement, any Financing or definitive Financing agreements or the transactions contemplated hereby or thereby.

Section 10.13    Waiver of Jury Trial. EACH PARTY IRREVOCABLY HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY SUIT, ACTION OR OTHER PROCEEDING (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF THIS AGREEMENT, THE MERGERS OR THE OTHER TRANSACTIONS

CONTEMPLATED HEREBY (INCLUDING, WITHOUT LIMITATION, ANY TRANSACTION OR PROPOSED TRANSACTION WITH ANY FINANCING SOURCE). EACH PARTY (A) CERTIFIES THAT NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH PARTY WOULD NOT, IN THE EVENT OF ANY ACTION, SUIT OR PROCEEDING, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT, BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS SECTION 10.13.

Section 10.14    Authorship. The Parties agree that the terms and language of this Agreement are the result of negotiations between the Parties and their respective advisors and, as a result, there shall be no presumption that any ambiguities in this Agreement shall be resolved against any Party. Any controversy over construction of this Agreement shall be decided without regard to events of authorship or negotiation.

Section 10.15    Non-liability of Trustees of Parent. The Amended and Restated Declaration of Trust of Parent, as filed with the Maryland SDAT, provides that no trustee, officer, shareholder, employee or agent of Parent shall be held to any personal liability, jointly or severally, for any obligation of, or claim against, Parent. All Persons dealing with Parent in any way shall look only to the assets of Parent for the payment of any sum or the performance of any obligation.

[Signature Page Follows]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed and delivered by their respective duly authorized officers, all as of the date first written above.

GOVERNMENT PROPERTIES INCOME TRUST

By:	/s/ David M. Blackman
Name:	David M. Blackman
Title:	President and Chief Operating Officer

GOV NEW OPPTY REIT

By:	/s/ David M. Blackman
Name:	David M. Blackman
Title:	President and Chief Operating Officer

GOV NEW OPPTY LP

By:	GOV NEW OPPTY REIT,
Its General Partner

By:	/s/ David M. Blackman
Name:	David M. Blackman
Title:	President and Chief Operating Officer

FIRST POTOMAC REALTY TRUST

By:	/s/ Robert M. Milkovich
Name:	Robert M. Milkovich
Title:	Chief Executive Officer

FIRST POTOMAC REALTY INVESTMENT LIMITED PARTNERSHIP

By:	First Potomac Realty Trust,
Its General Partner

By:	/s/ Robert M. Milkovich
Name:	Robert M. Milkovich
Title:	Chief Executive Officer